Gables Residential 2003 Annual Report

TRUST

04025178

P.E. 12-31-03

APR 6 2004

ARS

Timing Is Everything

Business Description

Gables Residential is a fully integrated real estate company engaged in the apartment community management, development, construction, acquisition and disposition businesses. Gables owns upscale class AA/A apartment home communities in resilient, high job-growth markets, primarily Atlanta, South Florida, Houston, Austin, Dallas and Washington, D.C. Organized as a real estate investment trust (REIT), Gables has been a public company since 1994, but its experience dates back to 1982 as a private entity. Gables has one of the newest property portfolios in the industry, and enjoys some of the highest rental rates in its markets. Gables' research-driven investment strategy, integrated information systems, high-quality assets and skilled team of associates have combined to contribute continued operating profitability for over 20 years and through multiple real estate cycles. As of December 31, 2003, the Company managed 51,310 apartment homes in 182 communities, owned 84 communities with 22,887 stabilized apartment homes and had an additional 9 communities with 2,593 apartment homes under development or lease-up. Gables' stock is traded on the New York Stock Exchange under the symbol "GBP," and its Web address is www.gables.com.

Financial Highlights

Years Ended December 31	**2003**	2002	2001	2000	1999
Property Data [a]:					
Average monthly revenue per apartment home	**$ 925**	$ 910	$ 880	$ 830	$ 810
Average physical occupancy for stabilized communities	**94.0%**	93.5%	94.6%	95.3%	94.3%
Gross operating margin	**63.8%**	64.5%	67.0%	67.4%	66.6%
Per Share Data [a]:					
Total revenues [b]	**$7.55**	$7.36	$7.68	$7.52	$7.19
Gain on sale of real estate assets [b] [c]	**1.20**	1.06	1.23	0.97	0.27
Net income available to common shareholders [b]	**1.87**	1.85	2.29	2.43	1.64
FFO available to common shareholders [b] [d]	**2.39**	2.47	2.79	2.98	2.76
Dividends	**2.41**	2.41	2.34	2.20	2.08

(a) See the selected financial and operating information on pages 22 and 23 and Management's Discussion and Analysis for further details and commentary.

(b) Items are presented on a diluted per share basis.

(c) Includes (1) gain on sale of previously depreciated operating real estate assets that are attributable to both continuing and discontinued operations and gain on sale of land and development rights and (2) Gables' share of gain on sale of real estate assets owned by unconsolidated joint ventures.

(d) Gables considers funds from operations (FFO) an appropriate measure of performance of an equity REIT. FFO is presented in accordance with standards established by the National Association of Real Estate Investment Trusts (NAREIT). FFO is defined as net income in accordance with generally accepted accounting principles (GAAP), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, primarily real estate depreciation, and after adjustments for unconsolidated partnerships and joint ventures. Our use of FFO available to common shareholders, including a reconciliation to net income available to common shareholders, is discussed in greater detail in the selected financial and operating information on pages 22 and 23 and in Management's Discussion and Analysis on pages 46 and 47.

Contents

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws. See the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for matters to be considered in this regard.



"Every decision we make involves timing. When to raise or lower rents. When to time development in a cyclical market. When to acquire or divest of a property. When to address a resident need. In every instance, good timing is the bottom line."

As those of you who follow our Company know, the objective of Gables Residential Trust is to provide total returns to our shareholders that exceed the NAREIT apartment sector index. For 2003 our total return was 51.2%, more than double the 25.5% sector return. This return ranked Gables number one of all apartment REITs for the year and provided our shareholders with the best single-year performance in our Company's history. Even more important, though, is that the returns put up by the Company over time have consistently outperformed the index. We are ahead of the index over the trailing three- and five-year periods by more than 30 and 36 percentage points, respectively.

Total Return – 2003


51.2%
36.7%
28.7%
25.5%
NAREIT Apt. Index
S&P 500
Morgan Stanley REIT Index
Gables

The extraordinary performance this year can be attributed to several factors. Investor interest in REITs and the resulting increase in funds flow into the REIT sector provided a significant boost in returns to all publicly traded REITs. It has been demonstrated that an investment portfolio of stocks, bonds and real estate can provide better overall returns with lower volatility than a portfolio of just equities and bonds by themselves. With REITs becoming more and more the accepted vehicle for providing a real estate component to individual investment portfolios, there has been tremendous positive funds flow into REITs. Overall sector returns can largely be attributed to this phenomenon.

This year's outsized returns for Gables relative to the sector are directly attributable to the tactical and strategic decisions we have made over the past five years. On the tactical front we have continued to execute extraordinarily well at the property level. Our operations associates have consistently managed our communities at higher occupancy levels and higher top-line rental performance than our public company peers in every one of our markets. In fact, when taken together, our top-line performance and occupancy levels have averaged 285 basis points better than our REIT competitors over the past two years. While some of this performance can certainly be attributed to the quality of the real estate that Gables operates, I firmly believe that the majority of this outperformance comes from our on-site associates, who are empowered, well-trained, and focused on customer service.

For 2003 our total return was 51.2%, more than double the 25.5% sector return.

Our commitment to our associates is unparalleled in the industry. Career development, associate satisfaction, and life balance are paramount at Gables and have resulted in a turnover rate which is well below the industry average. Happy associates mean happy customers, which translates directly into higher relative earnings for our shareholders.

Strategically we have been steadfast in the execution of the research-based strategy that we first laid out five years ago. The wisdom of focusing on markets that exhibit above-average job growth, and thus demand for housing, has become clear. As the nation as a whole struggles with a jobless economic recovery, the January 2004 job growth data show that our markets created over 100,000 jobs during the last 12 months. Apartment fundamentals cannot improve without increases in demand. With a disproportionate number of the nation's jobs

Gables moved to an aggressive stance in the pursuit of new development opportunities in 2003 as we anticipated the economic recovery in our core markets.

produced in our core markets, Gables should see improvements in operating performance before most of our competitors.

We have continued to divest our portfolio of non-strategic properties and reinvest the proceeds in Established Premium Neighborhood™ submarkets that provide above-average growth prospects. In 2003 we sold over $110 million of older suburban assets. Sales cap rates for institutional-grade apartments have continued to decline in the current low-interest-rate environment. Appetite for product from the private sector has driven apartment values to historic highs. The compression in cap rates between newer, high-quality properties and older, suburban properties has provided a unique window in time where we can trade out of our remaining older suburban assets and reinvest the proceeds in newer, higher-growth locations. This interest rate and sales environment will not last indefinitely, and we are taking maximum advantage of the current conditions. We intend to sell substantially all, over $300 million, of our older suburban properties in 2004. As a result we expect the average age of our portfolio to drop to nine years by the end of the year.

As we stated in this letter to shareholders last year, we believe maximum returns come to those who anticipate rather than react to changes in the competitive environment. Gables moved to an aggressive stance in the pursuit of new development opportunities in 2003, as we anticipated the economic recovery in our core markets. Outsized development returns occur early in the real estate cycle, and today we see spreads between development yields and cap rates of 200 to 250 basis points versus historic spreads of 100 to 150 basis points. As is the case with the current disposition environment, we do not expect this spread to last indefinitely. With a development pipeline of over 5,000 apartment homes, we intend to realize these outsized returns upon stabilization of these communities over the next three years.

In this post-Enron, Sarbanes-Oxley world, I feel compelled to comment a bit on our Board of Trustees. The Gables Board will be made up of six independent, highly capable outside trustees upon the election of a sixth independent trustee


Dividend Yield
10%
8%
6%
4%
2%
0
1999
2000
2001
2002
2003
Gables
10 Year Treasury
S&P Utility
S&P 500

As an income-oriented investment, Gables' dividend offers a significant risk adjusted premium.



Left to right: David D. Fitch, Dawn H. Severt, Michael M. Hefley, Chris D. Wheeler and Marvin R. Banks, Jr.

Dividends Per Share


$2.08
$2.20
$2.34
$2.41
$2.41
1999
2000
2001
2002
2003

Dividends were paid monthly throughout 2003 and remain at an all-time high of $2.41 per share.

at our upcoming annual meeting of shareholders. As Chairman and CEO, I serve as the only inside member of the Board. The Board has regular access to all members of senior management and, I can assure you, has never hesitated to challenge management's thinking. With the exception of our real estate investment committee, of which I am a member, all of our committees – audit, compensation and corporate governance – are comprised entirely of independent outside trustees. Increased scrutiny and involvement by today's public company boards is a fact of life. I am pleased to report that all of our trustees take this role seriously and have increased their time commitment to Gables significantly in the past year. With a "That's great, but what have you done for our shareholders lately?" mentality, the Board constantly challenges management to excel.

I am really excited about the next few years. While the Company has had wonderful relative performance through the recent recession, it is great to be back playing offense instead of defense. All areas of our business are profitable and continue to prosper. Our third-party management business grew significantly last year, and as of year-end, we managed and/or owned over 51,000 apartment homes. Our corporate accommodations, general contracting and brokerage businesses all had exceptional years. I am really proud of the accomplishments of the Gables team and feel privileged to be associated with such an extraordinary group of men and women. Thank you, Gables team, for yet another great year.



Chris D. Wheeler
Chairman, President and Chief Executive Officer

Timing
Is *Everything*

If you can answer *when* correctly, then you have a stronger chance of answering *who, what, where, why* and *how* correctly.

Let us explain.

Seize A Once-In-A-Generation Opportunity

One set of boomers needs Gables for housing, the other set needs Gables as an investment vehicle. Combined, it adds up to a once-in-a-generation opportunity. U.S. demographics are creating a unique convergence of events that will benefit public multifamily REITs now and for the foreseeable future.

Echo Boomers represent one of these important trends. These are the children of the Baby Boomers, and they are coming of age as we speak. This 60 million-strong population segment is entering its early 20s and will rapidly populate the 18- to 30-year-old age group over the next ten years. It is no surprise that "twentysomethings" have the highest propensity – approximately 60 percent – to rent apartments of any age group. The result? Customer demand for apartments, such as those owned by Gables, is increasing rapidly.

This fundamental increase in customer demand will drive earnings growth, which alone should drive investment capital to our shares. Thanks to the aging of the Baby Boomers, there is even more investment demand headed our way. This generation is the wealthiest in American history. Their investments have driven capital flows for the past 25 years, principally toward growth stocks. With age, however, their investment focus is shifting toward more stable, income-oriented investments. It is no fluke that Congress has recently reduced taxes on dividends in anticipation of investors who will be depending upon them. REITs, like Gables, are essentially required to pay out all of their taxable income to shareholders via dividends. And with the added bonus real estate brings as an inflation hedge, it's only natural that Gables will attract a growing number of these income-oriented investors and their capital.

This is a rare set of circumstances in which we do not have to wait on hindsight to see how our shareholders can profit from strong customer and investment demand. We know the demographics. We see them coming. Now is the time to invest.

Primary Renters

NUMBER OF PERSONS 18-30 YEARS OLD – 1975-2015 (IN MILLIONS)



56
53
50
47
44
1975
1980
1990
2000
2010
2015

Source: US Census Bureau

The 18 – 30-year-old population segment continues to grow and will do so for the next 10 years as the Echo Boomers come of age. This age group has the highest propensity of any population segment to rent apartments, which will drive a corresponding increase in apartment demand. This scenario is analogous to the late seventies and early eighties, when the Baby Boomers were coming of age.







"Gables communities are the type of places where my generation wants to live."

Michelle Kobelan, 21, Gables Resident



"If you want to find Gables, then [illegible] where the jobs are – chances are we're already there."

Mike [illegible]fley, Chief Operating Offi[illegible]r

Go Where Jobs Grow Fastest

When it comes to a national economic recovery, not all markets are created equal. Research shows that different markets recover at different rates, depending on their underlying economic fundamentals. Those markets where job growth accelerates first in response to an improving national economy will recover much faster than those markets whose economies are slow to produce new jobs.

This is why our research-driven market strategy always begins and ends with job growth. It is the definitive driver of local housing demand – more so than any other demographic or economic factor. As a result, our portfolio is concentrated in high job-growth markets, particularly those that lead the nation coming out of a downturn. The numbers tell the story best. During 2004 and the next ten years, six of our eight core markets are projected to be among the top ten job growth markets in the country.

This economic resiliency translates into a faster recovery, a faster increase in housing and apartment demand and ultimately faster earnings growth. All of which contributes toward Gables' goal of outperforming the NAREIT Index. Our market selection process also reflects a carefully crafted mix of local economies. The goal is to identify a set of markets where revenue growth outpaces the national average and combine them in one portfolio, so that volatility in values and rental rates trends are below the national average. This combination provides the balance needed for the stable cash flow that our income-oriented shareholders depend upon.

Looking forward into 2004 and beyond, high job-growth markets will continue to serve Gables well. The best way to capitalize on increasing customer demand is to be where the customer wants to go. And customers want to go where the jobs are. Fortunately for our shareholders, Gables will be there to greet them.

2004 Top Ten Job Growth Markets

	Percent	Rank
Atlanta, GA – MSA	3.46%	1
Phoenix-Mesa, AZ – MSA	3.17%	2
Tampa-St. Petersburg-Clearwater, FL – MSA	2.37%	3
Riverside-San Bernardino, CA – PMSA	2.26%	4
Fort Lauderdale-Miami-West Palm Beach, FL – PMSA	2.09%	5
Orange County, CA – PMSA	1.97%	6
Washington DC-MD-VA-WV – PMSA	1.81%	7
Dallas, TX – PMSA	1.47%	8
San Diego, CA – MSA	1.39%	9
Philadelphia, PA-NJ – PMSA	1.33%	10

■ Gables core markets

Source: Economy.com

Our research-driven market strategy has been formulated to capitalize on demand driven by job growth. Our combination of markets also reflects a well-balanced mix of economic diversification to ensure stability for our income streams. As the table above illustrates, we are in six out of the top ten markets projected to have the highest job growth during 2004. The table below shows that six of our eight core markets are projected to be in the top ten job growth markets in the nation during the next decade.

2003 – 2013 Top Ten Job Growth Markets

	Percent	Rank
Phoenix-Mesa, AZ – MSA	3.29%	1
Riverside-San Bernardino, CA – PMSA	2.96%	2
Atlanta, GA – MSA	2.87%	3
Tampa-St. Petersburg-Clearwater, FL – MSA	2.74%	4
Dallas, TX – PMSA	2.62%	5
Houston, TX – PMSA	2.31%	6
Fort Lauderdale-Miami-West Palm Beach, FL – PMSA	2.28%	7
San Diego, CA – MSA	2.21%	8
Orange County, CA – PMSA	2.10%	9
Seattle-Bellevue-Everett, WA – PMSA	2.09%	10

■ Gables core markets

Source: Economy.com



"It makes sense to generate above-average returns in above-average locations to live – that's the EPN idea."

Sue Ansel, Vice President of Asset Management Operations
Doug Chesnut, Senior Vice President of Investments

Locate Where Demand Starts First

Our selection of sub market locations is a microcosm of our broader, research-driven market philosophy. It is all about demand, high demand. The locations in highest demand in any city are by definition the best places to live.

We call these locations Established Premium Neighborhoods™ (EPN's). These areas boast the most expensive single-family home prices on a per-square-foot basis – an excellent gauge for pricing quality of life in the market. These qualities include schools, commute times, safety and proximity to employment, cultural, retail and entertainment centers. EPN's are just great places to be.

Land within an EPN is generally limited and more expensive relative to the market. This creates a natural barrier to entry and therefore premium pricing for housing, including apartments.

Because of demand, EPN's exhibit similar characteristics to our macro-markets in down cycles and in their resiliency to bounce back from them. These in-town locations recover much faster than their suburban counterparts. As a result, we are able to capture rent growth first, which in turn drives earnings growth that helps us to generate above-average returns.


CENTRAL BUSINESS DISTRICT
GABLES STATE THOMAS CITY VIEW FLATS/ BROWNSTONES (ELLIS STREET)
GABLES PEARL STREET
GABLES MIRABELLA
GABLES STATE THOMAS TOWNHOMES
GABLES STATE THOMAS RAVELLO
GABLES ON COLE (DEVELOPMENT)
GABLES TURTLE CREEK DOMINION
GABLES TURTLE CREEK CITYPLACE

An EPN Zone Viewed In Context

This aerial photo of the Uptown area of Dallas is an excellent representation of our EPN zone strategy. Gables has eight communities (each highlighted above), within this EPN, which generate over 80 percent of our revenue in the Dallas market area. This EPN includes the central business district, a major employment center, as well as the residential neighborhoods of Highland Park and Turtle Creek, where some of the metro area's most expensive homes and exclusive hotels are located. Also within minutes of all eight communities are the city's major arts and entertainment districts, as well as high-end retail and dining establishments. Every attribute that contributes to an exceptionally high quality lifestyle is present within this defined EPN and underscores our success in executing our very focused sub market strategy generating operating results that outperform the overall market.

Begin Building At The Right Time In The Cycle

Successful investments must be forward-looking. Hesitation can mean missing the opportunity to generate a superior return. This is especially true as a market bottoms out. Is it better to postpone investment decisions until the numbers prove an obvious recovery? Or, is it better to study emerging trends and get a head start on new investment? At Gables, we clearly subscribe to the latter view, and time is the reason.

From our perspective, now is the time to invest. Signs of economic recovery are gaining momentum. Our expansion will take the form of acquisition and new development. By acquiring early in the cycle, we can capitalize on the full impact of a recovery.

Development is a competitive advantage at Gables and allows us to generate a higher return on invested capital than a number of our competitors. But, development requires lead-time. Site selection and acquisition, permitting and entitlements, construction and marketing translate into a multi-year process. If this does not start until an economic recovery is evident and well underway, then we cannot be ready to meet the increased demand and outsized return that accompany an upswing. The opportunity to outperform the majority of the sector is lost. Our ability to start development early – before it is painfully obvious – underscores the value of our research-driven methodology and the confidence that it imparts in our investment decision-making process.

As a result, we have been studying recovery metrics and trends in our markets over the past 12 months. At the same time, we have been gaining control of land and locking in current prices in advance of a recovery. This increases our potential to generate superior returns. These land positions are now providing a development pipeline that will begin delivering product later this year, in 2005 and beyond. We are confident our timing could not be better.

Development Investment Starts

IN MILLIONS



$177
$69
$66
$107
$136
$187
$107
$122
$27
$216
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Economic activity cycles and our forward-looking research allow us to control our investment volume in anticipation of emerging trends. We throttled our development volume back several years ago ahead of our competitors. Today we are increasing our investments as forward fundamentals improve. Timing will continue to allow us to outperform.



"Delivering new developments into rising demand produces outsized returns."

David Fitch, Chief Investment Officer



Deliver Income On A Monthly Basis

From the perspective of many shareholders, the most critical timing issue at Gables is a monthly one in the form of a dividend payment. Their concern is reliable, quality income. We generate income from numerous real estate activities that provide cash flow for dividends. NOI generated at the property level is our single largest source of cash flow and is a function of managing our communities soundly and proactively. This means sound, smart, tactical decision-making and execution. Once again, research leads the way.

Gables managers rely on our revenue management model, ProAct, based on empirical data and market history. We know that apartment demand is highly elastic. Small decreases or increases in rents can cause a measurable change in occupancy. We also know that markets act in very predictable patterns in terms of renter traffic, occupancy levels and turnover. By analyzing these patterns and evaluating them on essentially a daily basis, we can make data-driven revenue decisions that on average outperform the market.

To maximize the value of data, modeling and analysis, we must place the information in the best hands. We believe Gables associates are the industry's best, and this is not a subjective opinion. One of our fundamental principles is that people can produce greatness if they know what to do and how to track their results. Our operations team has developed The Gables Excellence Matrix to track and measure such benchmarks as net operating income, revenue, expense and rent growth. It is a matrix that guides our decisions on a daily basis. As a result, we are able to translate consistent operational excellence into consistent and secure income for our shareholders.

In order to produce total returns that outperform the sector index we must outperform at the property operating level. During the past three years our occupancy levels have consistently exceeded the average apartment REIT in our core markets.

Physical Occupancy[1]


96.0%
95.1%
95.3%
94.8%
93.6%
93.0%
2001
2002
2003
REIT Average Performance in Gables Core Markets
Gables Core Markets – Atlanta, Austin, Dallas, Houston and South Florida

[1] Average Quarterly Occupancy
Source: Axiometrics Inc.

We have maintained this competitive advantage while also producing better rental rate performance during the same time period.

Relative Change in Rental Rates

YEARLY AVERAGE (BASIS POINTS)


+140
+100
+70
2001
2002
2003

Gables vs. REIT Average
Source: Axiometrics Inc.

The combination of better occupancy and rental rates has allowed us to produce an average of 243 basis points of top line operating performance during the past three years relative to all other apartment REITs in our core markets.


"A monthly dividend schedule
underscores just how closely
business model aligned
interests."
Chief Accounting Officer



"Spending time with a resident is always a good investment of my time."

Angela Hunter, Property Manager



Provide Excellent Customer Service 24/7

In our business, there is not an area where timeliness is more important than in customer service. Our residents generally have a choice of where they can live. Convenience, service, location and amenities are their primary motivation for choosing Gables. In response, we have built the Gables brand upon a commitment to *Taking Care of the Way People Live.®*

This commitment manifests itself in many ways. Our customer care programs include a 24-hour maintenance guarantee. We've made technology investments so that associates can spend more time with residents. The Gables Excellence Matrix includes a resident satisfaction metric that is determined through quantifiable surveys. Performance measurement is critical, and the results are meaningful. In addition to our own internal evaluations, Gables is one of 30 apartment companies that participate in a "mystery shopper" program that assesses leasing associate performance. In 2003, we ranked in the top 8% of this program, and in the fourth quarter of 2003 achieved the highest score of any participant since the program was launched three years ago.

Industry-leading service requires the industry's best people. Our mission of *Taking Care of the Way People Live* extends to our associates. To be the employer of choice, we attract great people by offering them great things. Naturally, this includes exceptionally competitive compensation, benefits packages and programs unique to Gables, such as a six-week paid sabbatical for associates with 10 years of service and scholarships for associates and family members. But more importantly, it means we offer significant intangibles, such as inclusion, decision-making input and empowerment, recognition and advancement opportunity – intangibles that are inherent in respect for others.

Taking Care of Our Most Valuable Asset – People

- Gables University – Training and career development
- Sabbatical Program – Six weeks paid after 10 years of service and every five years thereafter
- Scholarships – For associates and their family members
- Gables Day – Community service projects
- Weekly News Briefs – Communication is key
- Sunshine Fund – Assists associates with financial crises. Funded from voluntary associate contributions.
- Excellence Awards – Quarterly recognition of excellent performance by associates.
- Circle of Excellence – Program that recognizes and rewards Gables' top 10 leasing associates company-wide.

We believe our associates' satisfaction with Gables has a direct correlation to our ability to satisfy Gables residents. Our unique package of benefits and associate programs enhances our associates' personal and professional development. Below are two members of the Gables team: Art Bernal, Maintenance Manager, and Nina Taylor, Leasing Consultant.





"The Gables investment story right now is a compelling convergence of fundamentals."

Marvin R. Banks, Jr., Chief Financial Officer

The Right Time For Gables

Timing is everything when it comes to investing. And, we would be hard pressed to find a better time to make a case for investing in Gables.

- Customer demand is increasing due to a surge in the 18- to 30-year-old demographic, the population segment with the highest propensity to rent.
- The aging of the Baby Boomers and their shifting investment profile are creating an unprecedented pool of wealth looking for stable, income-oriented investment vehicles, such as apartment REITs.
- Economic recovery is underway in Gables markets, where leading job growth is fueling renewed housing and apartment demand.
- Gables' EPN zone submarket strategy places us first in line to benefit from the resurgence in demand.
- A new pipeline of acquisition and development is well underway in order to be early and capture the best returns in a cyclical upswing.
- Our research-driven operational and tactical decision-making process has a proven track record of superior revenue performance relative to competitors in our markets.
- We are setting industry standards in customer service through a relentless focus on performance evaluation and through our ability to attract and retain the industry's best talent as the employer of choice.

For investors who are seeking a risk-adjusted total return that outperforms the industry average, the time is right now for Gables.

Total Return:
Gables vs. NAREIT Apartment Index



128.5%
92.1%
58.8%
51.2%
25.5%
28.0%
1-Year
3-Year
5-Year
Average REIT Sector
Gables

Source: *NAREIT*

Our strategic objective is outperformance. By every benchmark, we have consistently generated returns above the NAREIT Apartment Index. In doing so, our shareholders have been able to enjoy a consistent return that provides a stable monthly source of income combined with growth upside.



Left to right: Marcus E. Bromley, John W. McIntyre, Lauralee E. Martin, James D. Motta, Mike E. Miles and Chris D. Wheeler

Timing
Is *Everything*

2003 FINANCIAL REVIEW

Selected Financial and Operating Information

(Amounts in Thousands, Except Property and Per Share Data)

	2003	2002	2001	2000	1999
Operating Information:					
Rental revenues	**$ 208,394**	$ 198,005	$ 205,455	$ 200,819	$ 205,417
Other property revenues	**11,809**	11,118	11,398	11,274	11,097
Total property revenues	**220,203**	209,123	216,853	212,093	216,514
Other revenues	**17,118**	16,704	16,066	16,821	19,377
Total revenues	**237,321**	225,827	232,919	228,914	235,891
Property operating and maintenance (exclusive of items shown separately below)	**79,668**	74,279	71,467	69,127	72,338
Depreciation and amortization	**52,638**	46,279	45,088	41,358	43,066
Property management (owned and third party) and ancillary services	**19,424**	18,133	16,943	14,923	16,961
Interest expense, credit enhancement fees and deferred financing cost amortization	**46,663**	43,685	43,923	44,583	43,440
General and administrative	**8,800**	7,377	7,209	7,154	5,796
Unusual items[(a)]	**–**	1,687	8,847	–	2,800
Total expenses	**207,193**	191,440	193,477	177,145	184,401
Income from continuing operations before equity in income of joint ventures, gain on sale and minority interest	**30,128**	34,387	39,442	51,769	51,490
Equity in income of joint ventures	**265**	2,900	242	399	478
Gain on sale of real estate assets	**–**	20,006	37,330	29,467	8,864
Minority interest of common unitholders in Operating Partnership	**(3,215)**	(8,241)	(12,936)	(14,946)	(9,136)
Minority interest of preferred unitholders in Operating Partnership	**(3,773)**	(4,312)	(4,312)	(4,312)	(4,312)
Original issuance costs associated with redemption of preferred units	**(1,327)**	–	–	–	–
Income from continuing operations	**22,078**	44,740	59,766	62,377	47,384
Operating income from discontinued operations, net of minority interest	**2,189**	3,830	5,079	4,973	4,988
Gain on disposition of discontinued operations, net of minority interest	**31,698**	7,919	–	–	–
Income from discontinued operations, net of minority interest	**33,887**	11,749	5,079	4,973	4,988
Net income	**55,965**	56,489	64,845	67,350	52,372
Dividends to preferred shareholders	**(6,903)**	(6,819)	(9,771)	(9,771)	(9,771)
Original issuance costs associated with redemption of preferred shares[(b)]	**–**	(4,009)	–	–	–
Net income available to common shareholders	**$ 49,062**	$ 45,661	$ 55,074	$ 57,579	$ 42,601
Weighted average common shares outstanding – basic	**25,920**	24,618	23,890	23,694	25,991
Weighted average common shares outstanding – diluted	**31,452**	30,684	30,314	30,439	32,796
Per Common Share Information:					
Income from continuing operations (net of preferred dividends and original issuance costs associated with preferred redemption – basic	**$ 0.59**	$ 1.38	$ 2.09	$ 2.22	$ 1.45
Income from discontinued operations, net of minority interest – basic	**1.31**	0.48	0.21	0.21	0.19
Net income available to common shareholders – basic	**1.89**	1.85	2.30	2.43	1.64
Income from continuing operations (net of preferred dividends and original issuance costs associated with preferred redemption – diluted	**0.58**	1.37	2.08	2.22	1.45
Income from discontinued operations – diluted	**1.28**	0.48	0.21	0.21	0.19
Net income available to common shareholders – diluted	**1.87**	1.85	2.29	2.43	1.64
Dividends declared and paid	**2.41**	2.41	2.34	2.20	2.08
Other Information:					
Cash flows provided by operating activities	**$ 90,404**	$ 104,960	$ 100,551	$ 105,885	$ 105,029
Cash flows (used in) provided by investing activities	**(155,384)**	(17,361)	(123,405)	18,871	80,928
Cash flows provided by (used in) financing activities	**64,614**	(85,549)	22,833	(128,467)	(185,048)
Funds from operations available to common shareholders[(c)]	**75,048**	75,792	84,526	90,605	89,775
Average monthly revenue per apartment home[(d)]	**925**	910	880	830	810
Average physical occupancy for stabilized communities	**94.0%**	93.5%	94.6%	95.3%	94.3%
Gross operating margin[(e)]	**63.8%**	64.5%	67.0%	67.4%	66.6%
Completed communities at year-end	**86**	84	85	84	81
Apartment homes in completed communities at year-end	**23,474**	23,495	24,374	25,094	23,941
Total return to Gables shareholders[(f)]	**51.2%**	(8.3%)	14.5%	27.1%	13.2%
NAREIT Equity Residential REIT Total Return Index[(g)]	**25.5%**	(6.1%)	8.6%	35.5%	10.7%
Balance Sheet Information:					
Real estate assets, before accumulated depreciation	**$1,964,420**	$1,794,407	$1,760,803	$1,598,170	$1,601,208
Total assets	**1,725,076**	1,583,934	1,589,206	1,453,020	1,471,364
Notes payable	**1,003,100**	958,574	877,231	765,927	755,485
Shareholders' equity and minority interest	**653,250**	558,551	649,976	634,589	655,953
Funds From Operations Reconciliation:					
Net income available to common shareholders	**$ 49,062**	$ 45,661	$ 55,074	$ 57,579	$ 42,601
Minority interest of common unitholders in Operating Partnership[(h)]	**9,690**	11,077	14,249	16,359	10,348
Real estate asset depreciation and amortization[(h)(i)]	**53,989**	49,400	49,313	45,289	45,942
Gain on sale of previously depreciated operating real estate assets[(h)(j)]	**(37,693)**	(30,346)	(34,110)	(28,622)	(9,116)
Funds from operations available to common shareholders	**$ 75,048**	$ 75,792	$ 84,526	$ 90,605	$ 89,775

(Amounts in Thousands, Except Property and Per Share Data)

The selected financial and operating information set forth in this table should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

(a) Unusual items of $1,687 in 2002 represents the write-off of unamortized deferred financing costs of $236 and a prepayment penalty of $1,451 associated with the early retirement of $48,365 of secured tax-exempt bond indebtedness. Under accounting rules in effect at that time, these costs were originally classified as an extraordinary item. In connection with the adoption of SFAS No. 145 on January 1, 2003, these costs were reclassified from extraordinary items to unusual items. In the computation of funds from operations ("FFO") pursuant to the National Association of Real Estate Investment Trusts ("NAREIT") definition outlined below, net income is adjusted for extraordinary items but is not adjusted for unusual items. As such, previously reported FFO for the year ended December 31, 2002 has been reduced by $1,687. The adoption of this standard had no impact on previously reported net income. Unusual items of $8,847 in 2001 are comprised of (1) a $5,006 charge associated with the write-off of building components at Gables State Thomas Ravello that were replaced in connection with a remediation program, (2) $2,200 of severance charges, (3) $920 in reserves associated with technology investments and (4) $721 of abandoned real estate pursuit costs as a result of September 2001 events which impacted the U.S. economy. Unusual items of $2,800 in 1999 relate to severance charges.

(b) In August 2002, we redeemed all 4,600 of our outstanding 8.3% Series A Preferred Shares for $115,000 plus accrued and unpaid dividends. In connection with the issuance of the Series A Preferred Shares in July 1997, we incurred $4,009 in issuance costs and recorded such costs as a reduction of shareholders' equity. The redemption price of the Series A Preferred Shares exceeded the related carrying value by the $4,009 of issuance costs. The July 2003 clarification of EITF Abstracts, Topic No. D-42 became effective for the third quarter 2003 and is required to be reflected retroactively by restating the financial statements of prior periods. As a result, previously reported net income available to common shareholders and FFO available to common shareholders for the year ended December 31, 2002 has been reduced by the $4,009 excess.

(c) FFO is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of NAREIT. FFO, as defined by NAREIT, represents net income (loss) determined in accordance with generally accepted accounting principles ("GAAP"), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO can help users compare the operating performance of a company's real estate between periods or as compared to different companies.

FFO presented herein is not necessarily comparable to the FFO of other REITs due to the fact that not all REITs use the NAREIT definition. However, our FFO is comparable to the FFO of REITs that use the NAREIT definition. FFO should not be considered an alternative to net income as an indicator of our operating performance. Additionally, FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a discussion of our cash needs and cash flows.

(d) Average monthly revenue per apartment home is equal to the average monthly rental revenue collected during the year presented, divided by the average monthly number of apartment homes occupied during the year presented.

(e) Gross operating margin represents (1) total property revenues less property operating and maintenance expenses (as reflected in the table and consolidated statements of operations) as a percentage of (2) total property revenues.

(f) Total return to Gables shareholders is presented on an annual basis for each year presented. Such computations assume an investment in our common shares on the first day of the year presented and the reinvestment of dividends through the end of the year presented.

(g) The NAREIT Equity Residential REIT Total Return Index (the "NAREIT Apartment Index") is an industry index of 19 equity residential apartment REITs, including us. Total return is presented on an annual basis for each year presented. Such computations assume an investment in the index on the first day of the year presented and the reinvestment of dividends through the end of the year presented.

(h) Includes results attributable to both continuing and discontinued operations. On January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The implementation of SFAS No. 144 requires that the gains and losses from the disposition of specified real estate assets and the related historical operating results be included in discontinued operations in the consolidated statements of operations for all periods presented. We redeploy capital through the reinvestment of asset disposition proceeds into our business in order to enhance total returns to shareholders.

(i) Includes our share of results of real estate assets owned by unconsolidated joint ventures.

(Amounts in Thousands, Except Property and Per Share Data)

We are a REIT focused within the multifamily industry in demand-driven markets throughout the United States that have exhibited high job growth and resiliency to economic downturns. Our operating performance is based predominantly on net operating income (NOI) from our apartment communities. NOI, which represents total property revenues less property operating and maintenance expenses (as reflected in the consolidated statements of operations), is affected by the demand and supply dynamics within our markets. See Note 14, Segment Reporting, to the accompanying consolidated financial statements for further discussion of our use of NOI as the primary financial measure of performance for our apartment communities. Our performance is also affected by the general availability and cost of capital and our ability to develop and acquire additional apartment communities with returns in excess of our long-term weighted average cost of capital.

BUSINESS OBJECTIVE AND STRATEGIES

Our objective is to increase shareholder value by producing consistent high quality earnings to sustain dividends and annual total returns that exceed the NAREIT Apartment Index. To achieve that objective, we employ a number of business strategies. First, our long-term investment strategy is research-driven, with the objective of creating a portfolio of high quality assets in strategically selected markets that are complementary through economic diversity and characterized by high job growth and resiliency to national economic downturns. We believe such a portfolio will provide predictable operating cash flow performance that exceeds the national average on a sustainable basis. Second, we adhere to a strategy of owning and operating high quality, class AA/A apartment communities under the Gables brand in Established Premium Neighborhoods,™ or EPNs. EPNs are generally characterized as areas with the highest prices for single-family homes on a per square foot basis. We believe that communities, when located in EPNs and supplemented with high quality service and amenities, attract the affluent renter-by-choice who is willing to pay a premium for location preference, superior service and high quality communities. The resulting portfolio should maintain high levels of occupancy and rental rates relative to overall market conditions. This, coupled with more predictable operating expenses and reduced capital expenditure requirements associated with high quality construction materials, should lead to operating margins that exceed national averages for the apartment sector and sustainable growth in operating cash flow. Third, our aim is to be recognized as the employer of choice within the industry. Our mission of *Taking Care of the Way People Live®* involves innovative human resource practices that we believe will attract and retain the highest caliber associates. Because of our long-established presence as a fully integrated apartment management, development, construction, acquisition and disposition company within our markets, we have the ability to offer multifaceted career opportunities among the various disciplines within the industry. Finally, our capital strategy is to generate a return on invested capital that exceeds our long-term weighted average cost of capital while maintaining financial flexibility through a conservative, investment grade credit profile. We judiciously manage our capital and we redeploy capital through the reinvestment of asset disposition proceeds into our business.

We believe we are well positioned to continue achieving our objectives because (1) the markets we have selected for investment are projected to continue to experience job growth that exceed national averages, (2) our EPN locations are expected to outperform local market results and (3) national demand for apartments is expected to increase during the next five to ten years as the demographic group referred to as the Echo Boomer generation begins to form new households.

In the ordinary course of our business, we evaluate the continued ownership of our assets relative to available opportunities to acquire and develop new assets and relative to available equity and debt capital financing. We sell assets if we determine that such sales are the most attractive sources of capital for redeployment in our business, for repayment of debt, for repurchase of stock and for other uses. We maintain staffing levels sufficient to meet our existing development, construction, acquisition and property operating activities. When market conditions warrant, we adjust staffing levels in an attempt to mitigate a negative impact on our results of operations.

We have experienced slight declines in rental revenues generated from our same-store portfolio in 2003 as compared to prior years. This is primarily due to national economic weakness, coupled with low mortgage rates that have resulted in an increase in home purchases by apartment residents. However, the rate of decline has been diminishing and we expect that operating fundamentals for our business will improve as we move through 2004 as job growth, and the balance between supply and demand, improves in our markets. The job growth prospects for our markets are partially related to national economic conditions. We expect job growth to continue in our markets, but it is uncertain whether, and to what extent, the national economy and related job growth will improve in 2004.

On a same-store basis, we expect (1) total property revenues in 2004 to be consistent with, or slightly higher than, 2003 levels and (2) property operating and maintenance expenses for 2004 to increase over 2003 levels generally in line with inflation. We intend to capitalize on our expectations of improving operating fundamentals by increasing our investment activity for both acquisition and development of new communities. At the same time, we intend to take advantage of attractive valuations for apartment communities by continuing to sell assets that are no longer consistent with our strategy.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results or developments could differ materially from those projected in such statements as a result of the risk factors set forth in the relevant paragraphs of "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our accompanying consolidated financial statements and notes thereto.

COMMON AND PREFERRED EQUITY ACTIVITY

Secondary Common Share Offerings

Since our initial public offering in January 1994, we have issued a total of 17,331 common shares in nine offerings, generating $426.8 million in net proceeds which were generally used (1) to reduce outstanding indebtedness under our interim financing vehicles utilized to fund our development and acquisition activities and (2) for general working capital purposes, including funding of future development and acquisition activities. The most recent offering, involving the issuance of 2,500 common shares that generated $79.0 million in net proceeds, closed on August 26, 2003.

Preferred Share Offerings

On May 8, 2003, we issued 3,000 shares of 7.5% Series D Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share. The net proceeds from this issuance of approximately $72.4 million were used to reduce outstanding indebtedness under our interim financing vehicles. The Series D Preferred Shares may be redeemed at our option at $25.00 per share plus accrued and unpaid dividends on or after May 8, 2008. The Series D Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

On September 27, 2002, we issued 1,600 shares of 7.875% Series C Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share in a private placement to an institutional investor. The net proceeds from this issuance of $39.7 million, together with the net proceeds of $39.7 million from the concurrent issuance of $40 million of senior unsecured notes, were used to retire approximately $82.5 million of unsecured indebtedness at an interest rate of 8.3% that was scheduled to mature in December 2002. Pursuant to a registration rights agreement with the purchaser of the Series C Preferred Shares, we registered a new series of preferred shares with the Securities and Exchange Commission and offered to exchange those shares on a one-for-one basis for the outstanding Series C Preferred Shares. The dividend rate, preferences and other terms for the new preferred shares, or 7.875% Series C-1 Cumulative Redeemable Preferred Shares, are identical in all material respects to the Series C Preferred Shares, except that the Series C-1 Preferred Shares are freely tradable by a holder. The exchange offer was consummated on September 5, 2003 and did not generate any cash proceeds for us. The Series C-1 Preferred Shares may be redeemed at our option at $25.00 per share plus accrued and unpaid dividends on or after September 27, 2006. The Series C-1 Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

(Amounts in Thousands, Except Property and Per Share Data)

On June 18, 1998, we issued 180 shares of 5.0% Series Z Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share in connection with the acquisition of a parcel of land for future development. The Series Z Preferred Shares, which are subject to mandatory redemption on June 18, 2018, may be redeemed at our option at any time for $25.00 per share plus accrued and unpaid dividends. Dividends on the Series Z Preferred Shares are cumulative from the issuance date, and the first dividend payment date is June 18, 2008. Thereafter, the dividends will be paid annually in arrears. The Series Z Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

On July 24, 1997, we issued 4,600 shares of 8.30% Series A Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share. The net proceeds from this offering of $111.0 million were used to reduce outstanding indebtedness under our interim financing vehicles. We redeemed all outstanding Series A Preferred Shares for $115 million on August 9, 2002 with proceeds from our $180 million senior unsecured note issuance on July 8, 2002. The redemption price of the Series A Preferred Shares exceeded the related carrying value by the $4.0 million of issuance costs that we originally incurred and classified as a reduction to shareholders' equity. Previously reported net income available to common shareholders for the year ended December 31, 2002 has been reduced by the $4.0 million excess in accordance with the July 2003 clarification of EITF Abstracts, Topic No. D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock." See Note 4 to the accompanying consolidated financial statements.

Issuances of Common Operating Partnership Units

Since the IPO, the Operating Partnership has issued a total of 4,421 common units in connection with the 1998 acquisition of the real estate assets and operations of Trammell Crow Residential South Florida, the acquisition of other operating apartment communities and the acquisition of a parcel of land for future development.

Issuance of Preferred Operating Partnership Units

On November 12, 1998, the Operating Partnership issued 2,000 of its 8.625% Series B Preferred Units to an institutional investor. The net proceeds from this issuance of $48.7 million were used to reduce outstanding indebtedness under our interim financing vehicles. On November 17, 2003, the Operating Partnership redeemed each of the 2,000 outstanding Series B Preferred Units at $25.00 per unit plus accrued and unpaid distributions. The redemption price of the Series B Preferred Units exceeded the related carrying value by the $1.3 million of issuance costs that the Operating Partnership originally incurred and classified as a reduction to partners' capital. The $1.3 million excess has been reflected as a reduction to earnings, in a manner similar to distributions on the preferred units, in arriving at net income in accordance with the July 2003 clarification of Topic No. D-42. See Note 4 to the accompanying consolidated financial statements.

Common Equity Repurchase Program

Our board of trustees implemented a common equity repurchase program pursuant to which we are authorized to purchase up to $200 million of our outstanding common shares or units. We view the repurchase of common equity with consideration of other investment alternatives when capital is available to be deployed. We have repurchased shares from time to time in open market and privately negotiated transactions, depending on market prices and other prevailing conditions, using proceeds from sales of selected assets. We have also repurchased common units for cash upon their presentation for redemption by unitholders. As of December 31, 2003, we had repurchased 4,506 common shares and 300 common units for a total of $116.0 million, including $0.2 million in related commissions.

Shelf Registration Statement

We have an effective shelf registration statement on file with the Securities and Exchange Commission providing $500 million of equity capacity and $500 million of debt capacity. We believe it is prudent to maintain shelf registration capacity in order to facilitate future capital raising activities. To date, there have been no issuances of securities under this shelf registration statement.

PORTFOLIO AND OTHER FINANCING ACTIVITY

Community Dispositions Subject to Discontinued Operations Reporting

During 2003, we sold four apartment communities located in Houston comprising 1,373 apartment homes and an apartment community located in Dallas comprising 300 apartment homes. The net proceeds from these sales were approximately $112.1 million and were used to pay down outstanding borrowings under our interim financing vehicles. The aggregate gain from the sale of these five communities was $37.7 million, or $31.7 million, net of the $6.0 million portion of the gain attributable to the minority interest of common unitholders.

During 2002, we sold two apartment communities located in Houston comprising 660 apartment homes. The net proceeds from these sales were $43.2 million and were used to pay down outstanding borrowings under our interim financing vehicles and purchase common shares and units under our common equity repurchase program. The aggregate gain from the sale of these two communities was $9.8 million, or $7.9 million, net of the $1.9 million portion of the gain attributable to the minority interest of common unitholders.

Historical operating results and gains are reflected as discontinued operations in our consolidated statements of operations. See Notes 4 and 5 to the accompanying consolidated financial statements for further discussion.

Community and Land Dispositions Not Subject to Discontinued Operations Reporting

During 2002, we sold a 13.3-acre parcel of land in Houston that was adjacent to an apartment community sold, an apartment community located in Houston comprising 246 apartment homes and an apartment community located in Atlanta comprising 311 apartment homes. The net proceeds from these sales were $46.8 million and were used to pay down outstanding borrowings under our interim financing vehicles and purchase common shares and units under our common equity repurchase program. The gain from the land sale was $0.8 million and the aggregate gain from the sale of the two communities was $17.9 million. In addition, we recognized $1.3 million of deferred gain during the year ended December 31, 2002 associated with prior year sale transactions.

During 2002, the Gables Residential Apartment Portfolio JV (the "GRAP JV") sold two apartment communities located in South Florida comprising 610 apartment homes, an apartment community in Dallas comprising 222 apartment homes and an apartment community located in Houston comprising 382 apartment homes. Our share of the net sales proceeds after repayment of construction loan indebtedness of $46.7 million was $10.7 million, resulting in a gain of $2.6 million.

During 2001, we sold an apartment community located in Atlanta comprising 386 apartment homes, an apartment community located in Houston comprising 776 apartment homes, an apartment community located in Dallas comprising 536 apartment homes and a 2.5-acre parcel of land adjacent to one of our development communities located in Atlanta. The net proceeds from these sales totaled $93.6 million, $9 million of which was deposited into an escrow account and was used to fund acquisition activities. The balance of the net proceeds was used to repay a $16 million note assumed in connection with our September 2001 acquisition of the Gables State Thomas Ravello community and to pay down outstanding borrowings under interim financing vehicles. The gain from the land sale was $0.9 million and the aggregate gain from the sale of previously depreciated operating real estate assets was $34.1 million, all of which was recognized in 2001. In addition, we recognized $0.7 million of deferred gain associated with a parcel of land we sold in 2000 during the year ended December 31, 2001.

(Amounts in Thousands, Except Property and Per Share Data)

During 2001, we contributed our interest in certain land and development rights (including sitework and building permits, architectural drawings and plans, and other related items) to the Gables Residential Apartment Portfolio JV Two (the "GRAP JV Two") with a value of $23.1 million in return for (1) cash of $18.5 million and (2) an increase to our capital account in GRAP JV Two of $4.6 million. The $2.8 million of gain associated with this contribution was recognized when earned using the percentage of completion method since we serve as the developer and general contractor for the joint venture. We recognized $1.2 million and $1.6 million of this gain during the years ended December 31, 2002 and 2001, respectively.

Historical operating results and gains are included in continuing operations in our consolidated statements of operations. See Notes 4 and 5 to the accompanying consolidated financial statements for further discussion.

Community Acquisitions

On December 19, 2003, we acquired an apartment community for renovation located in South Florida, comprising 36 apartment homes for approximately $4.1 million in cash. This community is adjacent to a land parcel that we acquired in January 2004 for the future development of an apartment community that we currently expect will comprise 261 apartment homes.

On July 15, 2003, we acquired an apartment community located in Washington, D.C. comprising 211 apartment homes for approximately $54.6 million in cash, including approximately $1.6 million of closing costs.

On May 30, 2003, we acquired an apartment community located in Dallas comprising 334 apartment homes for approximately $33.5 million in cash.

On February 20, 2003, we acquired an apartment community located in Austin that is subject to a long-term ground lease and is comprised of 239 apartment homes and 7,366 square feet of retail space for approximately $30.2 million in cash.

On September 28, 2001, we acquired the 80% membership interest of our venture partner in the GRAP JV in the Gables State Thomas Ravello apartment community located in Dallas comprising 290 apartment homes. In consideration for the interest in such community, we paid $12 million in cash and assumed a $16 million secured variable-rate note. This consideration was based on a valuation of the asset of $31 million and is net of our $3 million share of the venture distribution. We recorded a $5 million charge to unusual items in 2001 associated with the write-off of building components that were replaced in connection with a remediation program to address water infiltration issues affecting the asset.

On August 28, 2001, we acquired an apartment community located in Washington, D.C. comprising 82 apartment homes for approximately $25 million in cash.

On August 1, 2001, we acquired the 75% interest of our venture partner in the Gables Metropolitan Uptown apartment community located in Houston comprising 318 apartment homes with cash. The asset was valued at approximately $27 million.

On March 30, 2001, we acquired the 80% membership interests of our venture partner in the GRAP JV in the Gables Palma Vista and Gables San Michele II apartment communities located in South Florida comprising 532 apartment homes for $66 million. This cash consideration was based on a valuation of the assets of $75 million and is net of our $9 million share of the venture distribution.

The cash portion of the consideration for each denoted acquisition was funded with advances under our interim financing vehicles.

Other Acquisitions

On May 23, 2003, we acquired property management contracts for 10,684 apartment homes in 32 multifamily apartment communities from Archstone Management Services Incorporated (the "Archstone Management Business"). The services rendered under acquired management contracts for 9,184 apartment homes transitioned to us over the ensuing three-month period. The services to be rendered under the remaining management contracts for 1,500 apartment homes did not transition to us in 2003 for various reasons associated with the underlying assets, including sale prior to transition and location. The purchase price of approximately $6.5 million was structured to be paid in three installments based on the retention of the contracts acquired. As of December 31, 2003, we had funded $4.3 million of the purchase price in two installments. The amount of the third installment will be determined and paid in the second quarter of 2004.

In May 2001, we acquired a property management company based in Washington, D.C. that managed approximately 3,600 apartment homes in 24 multifamily apartment communities located in Washington, D.C. and the surrounding area (the "D.C. Management Co."). Our total investment of approximately $1.6 million was paid in three installments based on results of the acquired business operations.

Senior Unsecured Note Issuance

On September 27, 2002, we issued $40 million of senior unsecured notes in two series in a private placement to an institutional investor: $30 million at an interest rate of 5.86% maturing in September 2009 and $10 million at an interest rate of 6.10% maturing in September 2010. The net proceeds of $39.7 million, together with the net proceeds of $39.7 million from the concurrent issuance of the 7.875% Series C Preferred Shares, were used to retire approximately $82.5 million of senior unsecured notes at an interest rate of 8.3% that were scheduled to mature in December 2002. We did not incur any prepayment costs in connection with the early debt retirement. Pursuant to a registration rights agreement with the purchaser of the $40 million of senior unsecured notes, we registered new notes with the Securities and Exchange Commission, and offered to exchange those new notes for the original notes. The new notes, also issued in two series, are identical in all material respects to the original 5.86% notes due 2009 and the 6.10% notes due 2010, except that the new notes are freely tradable by a holder. The exchange offer was consummated on September 5, 2003 and did not generate any cash proceeds for us.

On July 8, 2002, we issued $180 million of senior unsecured notes which bear interest at a rate of 5.75%, were priced to yield 5.81% and mature in July 2007. The net proceeds of $178.4 million were used to redeem all outstanding shares of our 8.3% Series A Preferred Shares totaling $115 million on August 9, 2002 and to reduce borrowings under our interim financing vehicles.

On February 22, 2001, we issued $150 million of senior unsecured notes which bear interest at a rate of 7.25%, were priced to yield 7.29% and mature in February 2006. The net proceeds of $148.5 million were used to reduce borrowings under our unsecured credit facilities and repay our $40 million term loan, which had a November 2001 maturity date.

Debt Refinancing

In May 2002, we called $48.4 million of secured tax-exempt bond indebtedness with an interest rate of 6.375% and reissued the bonds on an unsecured basis at a fixed interest rate of 4.75%. In connection with the early extinguishment of the debt, we incurred a prepayment penalty of $1,451 and wrote-off unamortized deferred financing costs of $236. Such charges totaling $1,687 were originally reflected net of minority interest of $327 as an extraordinary loss in our consolidated statements of operations in accordance with accounting rules in effect at that time. In connection with the adoption of SFAS No. 145, we reclassified the charges totaling $1,687 to "unusual items" and the related minority interest of $327 to "minority interest of common unitholders in Operating Partnership" within continuing operations. The called bonds required monthly principal amortization payments based on a 30-year amortization schedule that were retained in an escrow account and were not applied to reduce the outstanding principal balance of the loan. Such principal payments held in escrow totaling $4,121 were released in May 2002. This refinancing transaction allowed us to improve our debt constant by 2.75%, unencumber six communities comprising 2,028 apartment homes and achieve a positive net present value result. See Note 4 to the accompanying consolidated financial statements.

(Amounts in Thousands, Except Property and Per Share Data)

CRITICAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and a summary of our significant accounting policies is included in Notes 4 and 6 to the accompanying consolidated financial statements. Notes 4 and 5 to the accompanying consolidated financial statements include a summary of recent accounting pronouncements and their actual or expected impact on our consolidated financial statements. Our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Our actual results may differ from these estimates. As an owner, operator and developer of apartment communities, our critical accounting policies relate to revenue recognition, cost capitalization, depreciation and asset impairment evaluation and purchase price allocation for apartment community acquisitions.

Revenue Recognition

Rental: We lease our residential properties under operating leases with terms generally equal to one year or less. Rental income is recognized when earned, which materially approximates revenue recognition on a straight-line basis.

Property management: We provide property management services to third parties and unconsolidated joint ventures. Property management fees are recognized when earned.

Ancillary services: We provide development and construction, corporate rental housing and brokerage services to third parties and unconsolidated joint ventures. Development and construction services are typically provided under "cost plus a fee" contracts. Because our clients are obligated to fund the costs that are incurred on their behalf pursuant to the related contract, we net the reimbursement of these costs against the billings for such costs. Development and construction fees are recognized when earned using the percentage of completion method. During the years ended December 31, 2003, 2002 and 2001, we recognized $2.6 million, $2.4 million and $3.1 million, respectively, in development and construction fees under related contracts with gross billings of $38.3 million, $43.9 million and $81.1 million, respectively. Corporate rental housing revenues and brokerage commissions are recognized when earned.

Gains on sales of real estate assets: Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, "Accounting for Sales of Real Estate." The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Cost Capitalization

As a vertically integrated real estate company, we have in-house investment professionals involved in the development, construction and acquisition of apartment communities. Direct internal costs associated with development and construction activities for wholly-owned assets are included in the capitalized development cost of such assets. Direct internal costs associated with development and construction activities for third parties and unconsolidated joint ventures are reflected in ancillary services expense as the related services are being rendered. As required by GAAP, we expense all internal costs associated with the acquisition of operating apartment communities to general and administrative expense in the period such costs are incurred.

Our real estate development pursuits are subject to obtaining permits and other governmental approvals, as well as our ongoing business review of the underlying real estate fundamentals and the impact on our capital structure. We do not always move forward with development of our real estate pursuits, and therefore, we regularly evaluate the viability of real estate pursuits and the recoverability of capitalized pursuit costs. Based on this review, we expense any costs that are deemed unrealizable at that time to general and administrative expense.

During the development and construction of a new apartment community, we capitalize related interest costs, as well as other carrying costs such as property taxes and insurance. We begin to expense these items as the construction of the community becomes substantially complete and the residential apartment homes become available for initial occupancy. Accordingly, we gradually reduce the amounts we capitalize as construction is being completed.

Expenditures in excess of $1 for purchases of a new asset with a useful life in excess of one year and for replacements and repairs that extend the useful life of the asset are capitalized and depreciated over their useful lives. Recurring value retention capital expenditures are typically incurred every year during the life of an apartment community and include such expenditures as carpet, flooring and appliances. Non-recurring capital expenditures are costs that are generally incurred in connection with a major project impacting an entire community, such as roof replacement, parking lot resurfacing, exterior painting and siding replacement. Value-enhancing capital expenditures are costs for which an incremental value is expected to be achieved from increasing the NOI potential for a community or recharacterizing the quality of the income stream with an anticipated reduction in potential sales cap rate for items such as replacement of wood siding with a masonry-based hardi-board product, amenity upgrades and additions, installation of security gates and additions of covered parking. Recurring value retention and non-recurring and/or value-enhancing capital expenditures do not include costs incurred in connection with a major renovation of an apartment community. Repairs and maintenance, such as landscaping maintenance, interior painting and cleaning and supplies used in such activities, are expensed as incurred.

Depreciation and Asset Impairment Evaluation

Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for buildings and improvements and five years for furniture, fixtures and equipment. As required by GAAP, we periodically evaluate our real estate assets to determine if there has been any impairment in their carrying value and record impairment losses if there are indicators of impairment and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. No such impairment losses have been recognized to date.

Purchase Price Allocation for Apartment Community Acquisitions

In connection with the acquisition of an apartment community, we perform a valuation and allocation to each asset and liability acquired in such transaction, based on their estimated fair values at the date of acquisition. The valuation of assets acquired subsequent to July 1, 2001, the effective date of SFAS No. 141, "Business Combinations," includes both tangible assets and intangible assets. Tangible asset values, consisting of land, buildings and improvements, and furniture, fixtures and equipment, are reflected in real estate assets and depreciated over their estimated useful lives. Intangible asset values, consisting of at-market, in-place leases and resident relationships, are reflected in other assets and amortized over the average remaining lease term of the acquired resident relationships.

Discontinued Operations

We adopted SFAS No. 144 effective January 1, 2002 which requires, among other things, that the operating results of specified real estate assets which have been sold subsequent to January 1, 2002, or otherwise qualify as held for disposition (as defined by SFAS No. 144), be reflected as discontinued operations in the consolidated statements of operations for all periods presented. We sold five wholly-owned operating real estate assets during 2003 and four wholly-owned operating real estate assets during 2002. However, we retained management of two of the assets sold during 2002. Due to our continuing involvement with the operations of the two assets sold for which we retained management, the operating results of these assets are included in continuing operations. The operating results for the seven remaining wholly-owned assets sold for which we did not retain management are reflected as discontinued operations in our statements of operations for all periods presented. Interest expense has been allocated to the results of the discontinued operations in accordance with EITF No. 87-24. We had no assets that qualified as held for disposition as defined by SFAS No. 144 at December 31, 2003 or 2002.

(Amounts in Thousands, Except Property and Per Share Data)

RESULTS OF OPERATIONS

Comparison of operating results for the year ended December 31, 2003 to the year ended December 31, 2002

Our net income is generated primarily from the operation of our apartment communities and the disposition of assets that no longer meet our investment criteria. For purposes of evaluating comparative operating performance, we categorize our operating communities based on the period each community reaches stabilized occupancy. A community is considered to have achieved stabilized occupancy on the earlier to occur of (1) attainment of 93% physical occupancy or (2) one year after completion of construction. The combined operating performance for all of our wholly-owned apartment communities that are included in continuing operations for the years ended December 31, 2003 and 2002 is summarized as follows:

	Number of 2003 Apt. Homes	Years Ended December 31, 2003	2002	Dollar Change	Percent Change
Rental and other property revenues:					
Same-store communities[(a)]	**15,790**	**$171,906**	$175,882	$ (3,976)	(2.3%)
Triple net master lease communities	**728**	**7,400**	7,461	(61)	(0.8%)
Communities stabilized during 2003, but not 2002	**540**	**8,406**	6,440	1,966	30.5%
Development and lease-up communities	**2,076**	**11,634**	3,762	7,872	209.3%
Communities under renovation or not fully operational	**2,199**	**18,482**	14,680	3,802	25.9%
Acquired stabilized communities[(b)]	**334**	**2,375**	–	2,375	–
Sold communities[(c)]	**–**	**–**	898	(898)	(100.0%)
Total property revenues	**21,667**	**$220,203**	$209,123	$11,080	5.3%
Property operating and maintenance expenses[(d)]:					
Same-store communities[(a)]		**$ 62,450**	$ 61,849	$ 601	1.0%
Triple net master lease communities		**815**	876	(61)	(7.0%)
Communities stabilized during 2003, but not 2002		**3,034**	2,840	194	6.8%
Development and lease-up communities		**4,845**	2,170	2,675	123.3%
Communities under renovation or not fully operational		**7,702**	6,267	1,435	22.9%
Acquired stabilized communities[(b)]		**822**	–	822	–
Sold communities[(c)]		**–**	277	(277)	(100.0%)
Total property operating and maintenance expenses		**$ 79,668**	$ 74,279	$ 5,389	7.3%
Property net operating income (NOI)[(e)]:					
Same-store communities[(a)]		**$109,456**	$114,033	$ (4,577)	(4.0%)
Triple net master lease communities		**6,585**	6,585	–	0.0%
Communities stabilized during 2003, but not 2002		**5,372**	3,600	1,772	49.2%
Development and lease-up communities		**6,789**	1,592	5,197	326.4%
Communities under renovation or not fully operational		**10,780**	8,413	2,367	28.1%
Acquired stabilized communities[(b)]		**1,553**	–	1,553	–
Sold communities[(c)]		**–**	621	(621)	(100.0%)
Total property net operating income (NOI)		**$140,535**	$134,844	$ 5,691	4.2%
Total property NOI as a percentage of total property revenues		**63.8%**	64.5%	–	(0.7%)

(a) Communities that were owned and fully stabilized throughout both 2003 and 2002 ("same-store").

(b) Stabilized communities that were acquired subsequent to January 1, 2003.

(c) Communities that were sold subsequent to January 1, 2002.

(d) Represents direct property operating and maintenance expenses as reflected in the accompanying consolidated statements of operations and excludes certain expenses included in the determination of net income such as property management and other indirect operating expenses, interest expense and depreciation and amortization expense.

(e) Calculated as total property revenues less property operating and maintenance expenses (d). See Note 14, Segment Reporting, to the accompanying financial statements for further discussion of our use of NOI as the primary financial measure of performance for our apartment communities. In addition, NOI from this reportable segment is reconciled to the most directly comparable GAAP measure in Note 14.

Total property revenues increased $11,080, or 5.3%, from $209,123 to $220,203 due to an increase in the number of apartment homes resulting from the development, lease-up and acquisition of additional communities, as well as an increase in the number of available apartment homes associated with renovation activities at several of our communities. These increases were partially offset by a 2.3% decrease in same-store performance as a result of national economic weakness and the sale of two apartment communities in the first quarter of 2002.

Property operating and maintenance expenses, as reflected in our consolidated statements of operations, increased $5,389, or 7.3%, from $74,279 to $79,668 due to an increase in the number of apartment homes resulting from the development, lease-up and acquisition of additional communities, as well as an increase in the number of available apartment homes associated with renovation activities at several of our communities. In addition, same-store expenses increased 1.0% due to increases in insurance costs and property taxes, partially offset by decreases in utilities and general and administrative expenses.

Additional information for the 59 same-store apartment communities presented in the preceding table is as follows:

Market	Number of Apartment Homes	Percent of 2003 NOI	Physical Occupancy in 2003[a]	Economic Occupancy in 2003[a]	% Change from 2002 to 2003 in			
					Economic Occupancy	Revenues	Expenses	NOI
South Florida	4,377	31.6%	95.0%	93.5%	1.5%	0.5%	1.9%	(0.2%)
Houston	3,857	23.3%	94.5%	93.2%	0.6%	(1.7%)	1.2%	(3.3%)
Atlanta	3,431	18.0%	93.7%	91.1%	2.7%	(5.4%)	(0.8%)	(7.9%)
Austin	1,677	11.9%	92.6%	91.7%	(0.4%)	(5.7%)	(2.2%)	(7.7%)
Dallas	1,123	8.4%	95.2%	93.6%	(0.8%)	(3.5%)	3.4%	(7.1%)
Washington, D.C.	82	1.8%	95.1%	94.9%	2.5%	4.6%	(10.6%)	10.5%
Other	1,243	5.0%	90.4%	84.0%	(1.1%)	(1.0%)	5.9%	(6.0%)
Totals	15,790	100.0%	94.1%	92.2%	1.0%	(2.3%)	1.0%	(4.0%)

(a) Physical occupancy represents gross potential rent less physical vacancy loss as a percentage of gross potential rent. Economic occupancy represents actual rent revenue collected divided by gross potential rent. Thus, economic occupancy differs from physical occupancy in that it takes into account concessions, non-revenue producing apartment homes and delinquencies.

Property management revenues increased $1,186, or 16.2%, from $7,309 to $8,495 due primarily to a net increase of approximately 2,700 apartment homes managed for third parties and unconsolidated joint ventures from an average of 23,800 in 2002 to 26,500 in 2003. This net increase in units managed is due primarily to the May 2003 acquisition of the Archstone Management Business, offset in part by a net decrease in apartment homes managed for third parties due primarily to sales.

Ancillary services revenues decreased $1,035, or 12.4%, from $8,317 to $7,282 due primarily to a decrease in corporate rental housing revenue of $954 and a decrease in third-party brokerage services revenue of $236 due to volume declines in services rendered. Such decreases were partially offset by an increase of $155 in development and construction fee revenue due to the recognition of $506 in incentive fees in 2003 resulting from our share of the savings generated under the GRAP JV and the GRAP JV Two construction contracts, partially offset by volume declines in services rendered.

Interest income decreased $205, or 54.2%, from $378 to $173 due to a decrease in interest-bearing deposits and a decrease in interest rates.

Other revenues increased $468, or 66.9%, from $700 to $1,168 due primarily to income earned during 2003 related to certain non-routine items.

Real estate asset depreciation and amortization increased $6,035, or 13.5%, from $44,557 to $50,592 due primarily to the impact of the development and acquisition of additional communities and capital improvements made to existing operating communities and a non-recurring correcting adjustment recorded to depreciation in 2002 of $1.7 million. Such increases were offset in part by the impact of the sale of two apartment communities in the first quarter of 2002.

(Amounts in Thousands, Except Property and Per Share Data)

Property management expense for communities owned by us and third parties increased $2,272, or 17.6%, from $12,897 to $15,169 due to (1) an increase of approximately 2,500 apartment homes under management from an average of 45,000 in 2002 to an average of 47,500 in 2003 due primarily to the May 2003 acquisition of the Archstone Management Business, offset in part by a net decrease in apartment homes managed for third parties due primarily to sales, (2) increases in training, marketing, information technology and support costs and (3) inflationary increases in expenses. These increases were partially offset by software licensing fees incurred in 2002, but not in 2003.

Ancillary services expense decreased $981, or 18.7%, from $5,236 to $4,255 due primarily to a decrease in development and construction expenses of $764 and a decrease in brokerage expenses of $161. Such decreases are due to volume declines in services rendered.

Interest expense and credit enhancement fees increased $2,483, or 5.9%, from $42,349 to $44,832. An increase in outstanding indebtedness associated with the redemption of our Series A Preferred Shares and the Series B Preferred Units and an increase in operating debt associated with the development and acquisition of additional communities was offset in part by a decrease in interest rates for variable-rate borrowings and a decrease in outstanding indebtedness associated with 2003 and 2002 sale activities, the May 2003 issuance of our Series D Preferred Shares and the August 2003 issuance of 2,500 common shares. In addition, the 2002 refinancings of (1) $82.5 million of indebtedness that bore interest at a rate of 8.3% with $40 million of Series C Preferred Shares, which were exchanged into Series C-1 Preferred Shares on a one-for-one basis in September 2003, and $40 million of senior unsecured notes that bear interest at a weighted average interest rate of 5.9% and (2) $48.4 million of indebtedness that bore interest at a rate of 6.4% with $48.4 million of indebtedness that bears interest at a rate of 4.75% have served to reduce interest expense.

Amortization of deferred financing costs increased $495, or 37.1%, from $1,336 to $1,831 due primarily to increased financing costs associated with the issuances of $180 million of senior unsecured notes in July 2002 and $40 million of senior unsecured notes in September 2002 and the modification of our unsecured revolving credit facility in February 2003.

General and administrative expense increased $1,423, or 19.3%, from $7,377 to $8,800 due primarily to increases in professional fees, internal acquisition costs associated with the acquisition of operating apartment communities in 2003, long-term compensation costs, directors' fees, and insurance costs. These increases were partially offset by a decrease in abandoned real estate pursuit costs.

Corporate asset depreciation and amortization increased $324, or 18.8%, from $1,722 to $2,046 due primarily to an increase in amortization resulting from the management contracts acquired in connection with the May 2003 acquisition of the Archstone Management Business.

Equity in income of joint ventures decreased $2,635, or 90.9%, from $2,900 to $265 due primarily to the sales of four apartment communities by the GRAP JV in 2002, resulting in the recognition of a $2,611 gain by us in 2002.

Our share of the operating results for the apartment communities owned by the unconsolidated joint ventures in which we have an interest during 2003 and 2002 is as follows:

	2003				Total
	Stabilized[a]	Development & Lease-up[b]	Sales[c]	Total	2002 Period
Our share of joint venture results:					
Rental and other property revenues	**$3,214**	**$1,661**	**$ –**	**$4,875**	$5,035
Property operating and maintenance expenses (exclusive of items shown separately below)	**(1,409)**	**(685)**	**9**	**(2,085)**	(2,184)
Property net operating income (NOI)	**1,805**	**976**	**9**	**2,790**	2,851
Interest expense and credit enhancement fees	**(631)**	**(282)**	**–**	**(913)**	(950)
Amortization of deferred costs	**(26)**	**(64)**	**–**	**(90)**	(70)
Other	**(44)**	**(8)**	**1**	**(51)**	(41)
Funds from operations (FFO)	**1,104**	**622**	**10**	**1,736**	1,790
Gain on sale of previously depreciated operating real estate assets	**–**	**–**	**–**	**–**	2,611
Real estate asset depreciation	**(893)**	**(578)**	**–**	**(1,471)**	(1,501)
Equity in income of joint ventures	**$ 211**	**$ 44**	**$10**	**$ 265**	$2,900
Number of operating communities	**6**	**3**	**–**	**9**	12
Number of apartment homes in operating communities	**2,084**	**891**	**–**	**2,975**	3,892
Average percent occupied during the year	**92%**	**68%**	**–**	**85%**	84%

(a) Communities that were owned and fully stabilized throughout 2003.

(b) Communities in the development and/or lease-up phase that were not fully stabilized during all or any of 2003.

(c) Reflects our share of insurance premium refunds received and recorded in 2003 for communities sold during 2002. There were no communities sold during 2003.

Minority interest of preferred unitholders in Operating Partnership decreased $539, or 12.5%, from $4,312 to $3,773 due to the $50 million redemption of the Series B Preferred Units in November 2003.

Original issuance costs associated with redemption of preferred units of $1,327 in 2003 represents the excess of the fair value of the redemption price of the Series B Preferred Units over the related carrying amount in our balance sheet on the November 17, 2003 redemption date. See Note 4 to the accompanying consolidated financial statements.

Income from discontinued operations, net of minority interest, increased $22,138, or 188.4%, from $11,749 to $33,887 due primarily to the $31,698 gain on disposition of discontinued operations, net of minority interest recognized in 2003, partially offset by the $7,919 gain on disposition of discontinued operations, net of minority interest recognized in 2002.

Dividends to preferred shareholders increased $84, or 1.2%, from $6,819 to $6,903 due to the $40 million issuance of our Series C Preferred Shares in September 2002, which were exchanged into Series C-1 Preferred Shares on a one-for-one basis in September 2003, and the $75 million issuance of our Series D Preferred Shares in May 2003. Such increases were offset in part by the $115 million redemption of our Series A Preferred Shares in August 2002.

(Amounts in Thousands, Except Property and Per Share Data)

Comparison of operating results for the year ended December 31, 2002 to the year ended December 31, 2001

Our net income is generated primarily from the operation of our apartment communities and the disposition of assets that no longer meet our investment criteria. For purposes of evaluating comparative operating performance, we categorize our operating communities based on the period each community reaches stabilized occupancy. A community is considered to have achieved stabilized occupancy on the earlier to occur of (1) attainment of 93% physical occupancy or (2) one year after completion of construction. The combined operating performance for all of our wholly-owned apartment communities that are included in continuing operations for the years ended December 31, 2002 and 2001 is summarized as follows:

	Number of 2002 Apt. Homes	Years Ended December 31, 2002	2001	Dollar Change	Percent Change
Rental and other property revenues:					
Same-store communities[(a)]	15,040	$162,367	$164,688	$ (2,321)	(1.4%)
Triple net master lease communities	728	7,461	7,609	(148)	(1.9%)
Communities stabilized during 2002, but not 2001	932	15,387	9,255	6,132	66.3%
Development and lease-up communities	1,000	8,453	3,749	4,704	125.5%
Communities under renovation or not fully operational	1,791	14,557	16,633	(2,076)	(12.5%)
Acquired stabilized communities[(b)]	–	–	–	–	–
Sold communities[(c)]	–	898	14,919	(14,021)	(94.0%)
Total property revenues	19,491	$209,123	$216,853	$ (7,730)	(3.6%)
Property operating and maintenance expenses[(d)]:					
Same-store communities[(a)]		$ 57,757	$ 54,956	$ 2,801	5.1%
Triple net master lease communities		876	886	(10)	(1.1%)
Communities stabilized during 2002, but not 2001		4,878	2,795	2,083	74.5%
Development and lease-up communities		4,298	1,427	2,871	201.2%
Communities under renovation or not fully operational		6,192	5,737	455	7.9%
Acquired stabilized communities[(b)]		–	–	–	–
Sold communities[(c)]		278	5,666	(5,388)	(95.1%)
Total property operating and maintenance expenses		$ 74,279	$ 71,467	$ 2,812	3.9%
Property net operating income (NOI)[(e)]:					
Same-store communities[(a)]		$104,610	$109,732	$ (5,122)	(4.7%)
Triple net master lease communities		6,585	6,723	(138)	(2.1%)
Communities stabilized during 2002, but not 2001		10,509	6,460	4,049	62.7%
Development and lease-up communities		4,155	2,322	1,833	78.9%
Communities under renovation or not fully operational		8,365	10,896	(2,531)	(23.2%)
Acquired stabilized communities[(b)]		–	–	–	–
Sold communities[(c)]		620	9,253	(8,633)	(93.3%)
Total property net operating income (NOI)		$134,844	$145,386	$(10,542)	(7.3%)
Total property NOI as a percentage of total property revenues		64.5%	67.0%	–	(2.5%)

(a) Communities that were owned and fully stabilized throughout both 2002 and 2001 ("same-store").

(b) Stabilized communities that were acquired subsequent to January 1, 2002.

(c) Communities that were sold subsequent to January 1, 2001.

(d) Represents direct property operating and maintenance expenses as reflected in the accompanying consolidated statements of operations and excludes certain expenses included in the determination of net income such as property management and other indirect operating expenses, interest expense and depreciation and amortization expense.

(e) Calculated as total property revenues less property operating and maintenance expenses (d). See Note 14, Segment Reporting, to the accompanying financial statements for further discussion of our use of NOI as the primary financial measure of performance for our apartment communities. In addition, NOI from this reportable segment is reconciled to the most directly comparable GAAP measure in Note 14.

Total property revenues decreased $7,730, or 3.6%, from $216,853 to $209,123 due to the sale of one apartment community in the first quarter of 2001, two apartment communities in the fourth quarter of 2001 and two apartment communities in the first quarter of 2002; a 1.4% decrease in same-store performance as a result of national economic weakness; and a decrease in the number of available apartment homes associated with renovation activities at five of our communities. These decreases were partially offset by an increase in the number of apartment homes resulting from the development, lease-up and acquisition of additional communities.

Property operating and maintenance expense, as reflected in our consolidated statements of operations, increased $2,812, or 3.9%, from $71,467 to $74,279 due to an increase in the number of apartment homes resulting from the development, lease-up and acquisition of additional communities, as well as same-store expenses increasing 5.1%. The same-store expense increase is at a rate ahead of inflation due to a significant increase in insurance costs, along with higher turnover and marketing costs associated with national economic conditions. These increases were offset in part by the 2001 and 2002 sales activity.

Additional information for the 56 same-store apartment communities presented in the preceding table is as follows:

Market	Number of Apartment Homes	Percent of 2002 NOI	Physical Occupancy in 2002[a]	Economic Occupancy in 2002[a]	% Change from 2001 to 2002 in			
					Economic Occupancy	Revenues	Expenses	NOI
South Florida	3,845	26.9%	94.6%	92.6%	0.1%	1.4%	7.4%	(1.5%)
Houston	3,539	23.0%	94.3%	92.8%	(1.2%)	3.5%	4.5%	2.9%
Atlanta	3,613	21.5%	92.3%	88.6%	(2.6%)	(6.1%)	12.5%	(13.9%)
Austin	1,677	13.6%	93.3%	92.1%	0.2%	(5.4%)	(2.8%)	(6.8%)
Dallas	1,123	9.5%	95.9%	94.3%	(0.6%)	(1.3%)	0.8%	(2.3%)
Other	1,243	5.5%	90.7%	85.1%	(3.5%)	(4.0%)	0.4%	(7.0%)
Totals	15,040	100.0%	93.7%	91.3%	(1.1%)	(1.4%)	5.1%	(4.7%)

(a) Physical occupancy represents gross potential rent less physical vacancy loss as a percentage of gross potential rent. Economic occupancy represents actual rent revenue collected divided by gross potential rent. Thus, economic occupancy differs from physical occupancy in that it takes into account concessions, non-revenue producing apartment homes and delinquencies.

Property management revenues increased $992, or 15.7%, from $6,317 to $7,309 due primarily to a net increase of approximately 3,800 units managed for third parties and unconsolidated joint ventures from an average of 20,000 in 2001 to 23,800 in 2002. This net increase in units managed is due primarily to the May 2001 acquisition of the D.C. Management Co. and an increase in business in our existing markets and is offset in part by a decrease in business with our unconsolidated joint ventures resulting from sale transactions.

Ancillary services revenues decreased $116, or 1.4%, from $8,433 to $8,317 due primarily to a decrease in development and construction fee revenue of $736 offset in part by an increase in corporate rental housing revenue of $695. The decrease in development and construction fee revenue is comprised of $515 in revenue from unconsolidated joint ventures and $221 in revenue from third parties. This decrease is due primarily to a portion of our projects nearing completion, coupled with fewer new project starts. In addition, a $425 reduction in the estimated development revenues from the GRAP JV was recorded in 2001.

Interest income decreased $369, or 49.4%, from $747 to $378 due to a decrease in interest-bearing deposits and a decrease in interest rates.

Real estate asset depreciation and amortization increased $289, or 0.7%, from $44,268 to $44,557 due primarily to the impact of the development and acquisition of additional communities and capital improvements made to existing operating communities, offset in part by the impact of the 2001 and 2002 sales activity and a non-recurring correcting adjustment recorded to depreciation in 2002 of $1.7 million.

(Amounts in Thousands, Except Property and Per Share Data)

Property management expense for communities owned by us and third parties increased $1,760, or 15.8%, from $11,137 to $12,897 due to (1) an increase of approximately 2,900 apartment homes under management from an average of 42,100 in 2001 to an average of 45,000 in 2002, (2) software licensing fees incurred in 2002 but not in 2001, (3) increased information technology and related support costs associated with the January 2002 implementation of our new general ledger and web-based property management system, eGables and (4) inflationary increases in expenses.

Ancillary services expense decreased $570, or 9.8%, from $5,806 to $5,236 due primarily to a decrease in development and construction expenses of $682 offset in part by an increase in corporate rental housing expenses of $127. The decrease in development and construction expenses is related to a decrease in services rendered as the related projects near construction completion, coupled with fewer new project starts.

Interest expense and credit enhancement fees decreased $536, or 1.2%, from $42,885 to $42,349. An increase in outstanding indebtedness associated with the August 2002 redemption of our Series A Preferred Shares and an increase in operating debt associated with the development and acquisition of additional communities was offset by a decrease in interest rates for variable-rate borrowings and a decrease in outstanding indebtedness associated with 2002 and 2001 sale activities. In addition, the 2002 refinancings of (1) $82.5 million of indebtedness that bore interest at a rate of 8.3% with $40 million of Series C Preferred Shares and $40 million of senior unsecured notes that bear interest at a weighted average interest rate of 5.9% and (2) $48.4 million of indebtedness that bore interest at a rate of 6.4% with $48.4 million of indebtedness that bears interest at a rate of 4.75% have served to reduce interest expense.

Amortization of deferred financing costs increased $298, or 28.7%, from $1,038 to $1,336 due primarily to increased financing costs associated with the issuances of $180 million of senior unsecured notes in July 2002 and $40 million of senior unsecured notes in September 2002.

General and administrative expense increased $168, or 2.3%, from $7,209 to $7,377 due primarily to an increase in abandoned real estate pursuit costs offset in part by a decrease in internal acquisition costs associated with the 2001 acquisitions of operating apartment communities and the D.C. Management Co.

Corporate asset depreciation and amortization increased $902, or 110.0%, from $820 to $1,722 due primarily to an increase in amortization resulting from the depreciation of our new general ledger and web-based property management system, eGables, beginning in January 2002, and an increase in amortization resulting from the management contracts acquired in connection with the May 2001 acquisition of the D.C. Management Co.

Unusual items of $1,687 in 2002 represents the write-off of unamortized deferred financing costs totaling $236 and a prepayment penalty of $1,451 associated with the early retirement of $48.4 million of secured tax-exempt bond indebtedness. These bonds had an interest rate of 6.375% which we were able to re-issue on an unsecured basis at a rate of 4.75% resulting in a positive net present value.

Unusual items of $8,847 in 2001 are comprised of (1) a $5,006 charge associated with the write-off of building components at Gables State Thomas Ravello that were replaced in connection with a remediation program, (2) $2,200 of severance charges associated with organizational changes adopted in the fourth quarter of 2001, (3) $920 in reserves associated with certain technology investments and (4) $721 of abandoned real estate pursuit costs as a result of September 2001 events that impacted the U.S. economy.

Equity in income of joint ventures increased $2,658, or 1,098.3%, from $242 to $2,900 due primarily to the 2002 sales of four apartment communities by the GRAP JV, which resulted in the recognition of a $2,611 gain by us in 2002.

Our share of the operating results for the apartment communities owned by the unconsolidated joint ventures in which we have an interest during 2002 and 2001 is as follows:

	2002				
	Stabilized[a]	Development & Lease-up[b]	Sales[c]	Total	Total 2001
Our share of joint venture results:					
Rental and other revenues	$2,729	$1,071	$1,235	$5,035	$6,312
Property operating and maintenance expenses (exclusive of items shown separately below)	(1,181)	(467)	(536)	(2,184)	(2,602)
Property net operating income (NOI)	1,548	604	699	2,851	3,710
Interest expense and credit enhancement fees	(611)	(184)	(155)	(950)	(1,708)
Amortization of deferred costs	(17)	(34)	(19)	(70)	(72)
Other	(25)	(8)	(8)	(41)	20
Funds from operations (FFO)	895	378	517	1,790	1,950
Gain on sale of previously depreciated operating real estate assets	–	–	2,611	2,611	–
Real estate asset depreciation	(733)	(408)	(360)	(1,501)	(1,708)
Equity in income of joint ventures	$ 162	$ (30)	$2,768	$2,900	$ 242
Number of operating communities	5	3	4	12	15
Number of units in operating communities	1,898	780	1,214	3,892	4,758
Average percent occupied during the year	92%	47%	94%	84%	76%

(a) Communities that were owned and fully stabilized throughout 2002.

(b) Communities in the development and/or lease-up phase that were not fully stabilized during all or any of 2002.

(c) Communities that were sold subsequent to January 1, 2002.

Gain on sale of previously depreciated operating real estate assets of $17,906 in 2002 relates to the sale of two wholly-owned communities comprising 557 apartment homes located in Houston and Atlanta.

Gain on sale of land and development rights of $2,100 in 2002 is comprised of (1) $763 associated with the 2002 sale of 13.3 acres of land in Houston, (2) recognition of $1,252 in deferred gain associated with the 2001 contribution of land and development rights into the GRAP JV Two and (3) recognition of $85 of deferred gain associated with a land sale in 2000.

Gain on sale of previously depreciated operating real estate assets of $34,110 in 2001 relates to the sale of an apartment community in Atlanta comprising 386 apartment homes, an apartment community in Houston comprising 776 apartment homes and an apartment community in Dallas comprising 536 apartment homes.

Gain on sale of land and development rights of $3,220 in 2001 is comprised of (1) $934 associated with the 2001 sale of 2.5 acres of land in Atlanta, (2) $1,590 associated with the 2001 contribution of land and development rights into the GRAP JV Two and (3) recognition of $696 of deferred gain associated with a land sale in 2000.

Income from discontinued operations, net of minority interest, increased $6,670, or 131.3%, from $5,079 to $11,749 due primarily to the $7,919 gain on disposition of discontinued operations, net of minority interest, recognized in 2002.

Dividends to preferred shareholders decreased $2,952, or 30.2%, from $9,771 to $6,819 due to the $115 million redemption of our Series A Preferred Shares in August 2002, offset in part by the $40 million issuance of our Series C Preferred Shares in September 2002.

Original issuance costs associated with redemption of preferred shares of $4,009 in 2002 represents the excess of the fair value of the redemption price of the Series A Preferred Shares over the related carrying amount in our balance sheet on the August 9, 2002 redemption date. See Note 4 to the accompanying consolidated financial statements.

(Amounts in Thousands, Except Property and Per Share Data)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating, Investing and Financing Activities

Net cash provided by operating activities from continuing operations decreased from $96,862 for the year ended December 31, 2002 to $85,809 for the year ended December 31, 2003 due to a change in other liabilities between periods of $12,767 and a change in other assets between periods of $744. Such decreases were offset in part by an increase of $1,067 in income from continuing operations (a) before specified non-cash or non-operating items, including depreciation, amortization, equity in income of joint ventures, minority interest of unitholders in Operating Partnership, original issuance costs associated with redemption of preferred units, gain on sale of real estate assets, long-term compensation expense and unusual items and (b) after operating distributions received from joint ventures and a change in restricted cash between periods of $1,391. Net cash provided by operating activities from discontinued operations decreased from $8,098 to $4,595 due to the disposition of discontinued operations in 2002 and 2003.

We used $17,361 of net cash in investing activities for the year ended December 31, 2002 compared to $155,384 for the year ended December 31, 2003. During the year ended December 31, 2003, we expended (1) $242,015 related to acquisition, development, construction and renovation expenditures, (2) $10,498 related to recurring value retention capital expenditures for operating apartment communities, (3) $9,449 related to non-recurring and/or value-enhancing capital expenditures for operating apartment communities, (4) $1,401 related to our investment in joint ventures and (5) $4,968 related to other investments. During the year ended December 31, 2003, we received cash of $112,059 in connection with the disposition of discontinued operations and $888 from the refinance of joint venture real estate assets. During the year ended December 31, 2002, we expended (1) $91,281 related to acquisition, development, construction and renovation expenditures, (2) $13,077 related to recurring value retention capital expenditures for operating apartment communities, (3) $11,910 related to nonrecurring and/or value-enhancing capital expenditures for operating apartment communities, (4) $1,093 related to our investment in joint ventures and (5) $1,059 related to other investments. During the year ended December 31, 2002, we received cash of (1) $46,803 in connection with the sale of wholly-owned real estate assets, (2) $43,227 in connection with the disposition of discontinued operations, (3) $10,680 in connection with our share of the net proceeds from the sale of joint venture real estate assets and (4) $349 of sale proceeds released from escrow to fund development activities.

We had $85,549 of net cash used in financing activities for the year ended December 31, 2002 compared to $64,614 of net cash provided by financing activities for the year ended December 31, 2003. During the year ended December 31, 2003, we received net proceeds of (1) $78,985 from the issuance of 2,500 common shares, (2) $72,419 from the issuance of our Series D Preferred Shares, (3) $44,526 from net borrowings and (4) $7,423 from the exercise of share options. We expended (1) $86,473 in common and preferred dividends and distributions, (2) $50,000 in connection with the redemption of the Series B Preferred Units, (3) $1,642 in deferred financing costs, (4) $524 of principal escrow payments deposited into escrow and (5) $100 in connection with the exchange of the Series C Preferred Shares. During the year ended December 31, 2002, we expended (1) $115,000 in connection with the redemption of the Series A Preferred Shares, (2) $84,261 in common and preferred dividends and distributions, (3) $13,977 in connection with treasury share repurchases and common unit redemptions, (4) $2,935 in deferred financing costs and (5) $1,451 for a prepayment penalty incurred in connection with our tax-exempt debt refinancing. During the year ended December 31, 2002, we received net proceeds of (1) $81,343 from net borrowings, (2) $39,750 from the issuance of the Series C Preferred Shares, (3) $7,602 from the exercise of share options and (4) $3,380 from principal payments released from escrow, net.

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our ordinary taxable income at the REIT level to shareholders. It is our current intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to federal income tax on distributed taxable income. We utilize Gables Residential Services, a taxable REIT subsidiary, to provide management and other services to third parties that we, as a REIT, may be prohibited from providing. Taxable REIT subsidiaries are subject to federal, state and local income taxes.

Contractual Obligations

A summary of our contractual obligations at December 31, 2003 is as follows:

	Payments Due by Year						
	2004	2005	2006	2007	2008	2009 & Thereafter	Total
Regularly scheduled principal amortization payments	$ 1,633	$ 1,735	$ 1,653	$ 1,775	$ 1,396	$ 12,849	$ 21,041
Balloon principal payments due at maturity[(a)]	58,190	276,985	233,092	206,398	90,200	117,194	982,059
Total notes payable	59,823	278,720	234,745	208,173	91,596	130,043	1,003,100
Operating leases[(b)]	2,222	2,298	2,258	2,060	1,707	34,618	45,163
Archstone Management Business deferred purchase price[(c)]	2,167	–	–	–	–	–	2,167
Series Z Preferred Shares[(d)]	–	–	–	–	2,250	4,500	6,750
Total	$64,212	$281,018	$237,003	$210,233	$95,553	$169,161	$1,057,180

(a) Outstanding indebtedness for each tax-exempt bond issue is reflected in the preceding table using the earlier of the related bond maturity date or the bond enhancement facility maturity date, as applicable.

(b) Includes two ground leases relating to apartment communities owned and operated by us.

(c) Amount represents the maximum amount contingently payable in accordance with the purchase agreement.

(d) Includes cumulative dividends of $2,250 from the June 1998 issuance date that are payable in June 2008. Dividends from June 2008 to the June 2018 mandatory redemption date are payable annually and thus are excluded from the preceding table.

We have various standing or renewable service contracts with vendors related to the operation of our communities. These contracts have terms generally equal to one year or less and provide for cancellation with insignificant or no penalties.

In addition to these contractual obligations, we currently have six communities under development that are expected to comprise 1,930 apartment homes upon completion and an indirect 20% ownership interest in one development community that is expected to comprise 76 apartment homes upon completion. The estimated costs to complete the development of these assets total $100 million at December 31, 2003, including $1 million of costs that we are obligated to fund for the co-investment development community and $5 million of costs pertaining to the single-family lot development adjacent to our Gables Montecito development community. These costs are expected to be initially funded by $19 million in construction loan proceeds and $81 million in borrowings under our credit facilities described below.

At December 31, 2003, we owned two parcels of land on which we intend to develop two apartment communities that we currently expect will comprise 453 apartment homes. We also had rights to acquire additional parcels of land, either through options or long-term conditional contracts, on which we believe we could develop ten apartment communities that we currently expect would comprise an estimated 2,514 apartment homes. In January 2004, we exercised one of such acquisition rights and acquired a parcel of land for the future development of a community in South Florida that we currently expect will comprise an estimated 261 apartment homes. Any future development is subject to obtaining permits and other governmental approvals, as well as our ongoing business review, and may not be undertaken or completed.

(Amounts in Thousands, Except Property and Per Share Data)

Funding of Short-Term and Long-Term Liquidity Requirements

Our common and preferred dividends historically have been paid from cash provided by recurring real estate activities. We anticipate that such dividends will continue to be paid from cash provided by recurring real estate activities that include both operating activities and asset disposition activities when evaluated over a twelve-month period. This twelve-month evaluation period is relevant due to the timing of disposition activities and the payment of particular expense items that are accrued monthly but are paid on a less frequent basis, such as real estate taxes and interest on our senior unsecured notes.

We have met and expect to continue to meet our short-term liquidity requirements through net cash provided by recurring real estate activities. Our net cash from recurring real estate activities has been adequate, and we believe that it will continue to be adequate, to meet both operating requirements and payment of dividends in accordance with REIT requirements. Recurring value retention capital expenditures and nonrecurring and/or value-enhancing capital expenditures, in addition to regularly scheduled principal amortization payments, are also expected to be funded from recurring real estate activities that include both operating and asset disposition activities. We anticipate that acquisition, construction, development and renovation activities as well as land purchases, will be initially funded primarily through borrowings under our credit facilities and construction loans described below.

We expect to meet our long-term liquidity requirements, including the balloon principal payments due at maturity of our notes payable and possible land and property acquisitions, through long-term secured and unsecured borrowings, the issuance of debt securities or equity securities, private equity investments in the form of joint ventures, or through the disposition of assets which, in our evaluation, may no longer meet our investment requirements.

$300 Million Credit Facility

We have an unsecured revolving credit facility with a committed capacity of $300 million provided by a syndicate of banks that has a maturity date of May 2005. This facility was modified in February 2003 and December 2003 to, among other things, increase the committed capacity under the facility from $225 million to $252 million and from $252 million to $300 million, respectively. Syndicated borrowings under this facility currently bear interest at our option of LIBOR plus 0.85% or prime minus 0.25%. Fees for letters of credit issued under this facility are equal to the spread over LIBOR for syndicated borrowings. In addition, we pay a facility fee currently equal to 0.20% of the $300 million committed capacity. The spread over LIBOR for syndicated borrowings and the facility fee may be adjusted up or down based on changes in our senior unsecured credit ratings and our leverage ratios. There are five stated pricing levels for (1) the spread over LIBOR for syndicated borrowings ranging from 0.70% to 1.25% and (2) the facility fee ranging from 0.15% to 0.30%. A competitive bid option is available for borrowings up to 50% of the $300 million committed capacity, or $150 million. This option allows participating banks to bid to provide us loans at a rate that is lower than the stated rate for syndicated borrowings. At December 31, 2003, we had outstanding under the facility (1) $101 million in borrowings outstanding under the competitive bid option at an average interest rate of 1.62% and (2) $48 million of letters of credit, including $46 million of letters of credit enhancing four tax-exempt variable rate notes payable totaling $45 million. Thus, we had $151 million of availability under the facility at December 31, 2003. We expect to renew and/or renegotiate the facility prior to the May 2005 maturity date; however, there can no assurance that such renewal and/or renegotiation will occur.

$75 Million Borrowing Facility

We have a $75 million unsecured borrowing facility with a bank that has a maturity date of May 2005. The interest rate and maturity date related to each advance under this facility is agreed to by both parties prior to each advance. We had $12.6 million in borrowings outstanding under this facility at December 31, 2003 at an interest rate of 1.60%.

$10 Million Credit Facility

We have a $10 million unsecured revolving credit facility with a bank that has a maturity date of May 2005. Borrowings under this facility bear interest at the same scheduled interest rates for syndicated borrowings as the $300 million credit facility. We had $1.6 million in borrowings outstanding under this facility at December 31, 2003 at an interest rate of 2.02%.

Secured Construction Loans

We have committed fundings under eight construction-related financing vehicles for four wholly-owned development communities totaling $78.1 million from a bank. At December 31, 2003, we had drawn $29.9 million under these variable-rate financing vehicles and therefore have $48.2 million of remaining capacity. Borrowings under these vehicles bear interest at a weighted average rate of 3.10% at December 31, 2003.

Restrictive Covenants

Our secured and unsecured debt agreements generally contain representations, financial and other covenants and events of default typical for each specific type of facility or borrowing.

The indentures under which our publicly traded and other unsecured debt securities have been issued contain the following limitations on the incurrence of indebtedness: (1) a maximum leverage ratio of 60% of total assets; (2) a minimum debt service coverage ratio of 1.50:1; (3) a maximum secured debt ratio of 40% of total assets; and (4) a minimum amount of unencumbered assets of 150% of total unsecured debt. Our indentures also include other affirmative and restrictive covenants.

Our ability to borrow under our unsecured credit facilities and secured construction loans is subject to our compliance with a number of financial covenants, affirmative covenants and other restrictions on an ongoing basis. The principal financial covenants impacting our leverage are: (1) our total debt may not exceed 57.5% of our total assets; (2) our annualized interest coverage ratio may not be less than 2.0:1; (3) our annualized fixed charge coverage ratio may be not less than 1.75:1; (4) our total secured debt may not exceed 35% of our total assets, and the recourse portion of our secured debt may not exceed 10% of our total assets; (5) our unencumbered assets may not be less than 175% of our total unsecured debt; (6) our tangible net worth may not be less than $742.8 million; and (7) our floating rate debt may not exceed 30% of our total assets. Such financing vehicles also restrict the amount of capital we can invest in specific categories of assets, such as unimproved land, properties under construction, non-multifamily properties, debt or equity securities, and unconsolidated affiliates.

In addition, we have a covenant under our unsecured credit facilities and secured construction loans that restricts the ability of the Operating Partnership to make distributions in excess of stated amounts, which in turn restricts our ability to declare and pay dividends. In general, during any fiscal year, the Operating Partnership may only distribute up to 100% of its consolidated income available for distribution. This provision contains an exception to this limitation to allow the Operating Partnership to make any distributions necessary to (1) allow us to maintain our status as a REIT or (2) distribute 100% of our taxable income at the REIT level. We do not anticipate that this provision will adversely affect the ability of the Operating Partnership to make distributions sufficient for us to pay dividends under our current dividend policy.

Our credit facilities, construction loans and indentures are cross-defaulted and also contain cross default provisions with other of our material indebtedness. We were in compliance with covenants and other restrictions included in our debt agreements as of December 31, 2003. The indentures and the $300 million credit facility agreement containing the financial covenants discussed above, as well as the other material terms of our indebtedness, including definitions of the many terms used in and the calculations required by financial covenants, have been filed with the Securities and Exchange Commission as exhibits to our periodic or other reports.

Our tax-exempt bonds contain customary covenants for this type of financing which require a specified percentage of the apartments in the bond-financed communities to be rented to individuals based upon income levels specified by U.S. government programs.

(Amounts in Thousands, Except Property and Per Share Data)

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

We account for our joint venture arrangements using the equity method. Total indebtedness of our unconsolidated joint ventures is $160.3 million at December 31, 2003. We have a $7.2 million maximum limited payment guaranty on two joint venture construction loans with committed fundings aggregating $21.8 million. At December 31, 2003, there is $16.4 million of principal outstanding under these loans and the portion of this that is recourse to us is $6.1 million. We do not believe that we will have any funding obligations under this limited payment guaranty. The remaining $143.9 million of joint venture indebtedness is not recourse to us. See Note 6 to the accompanying consolidated financial statements for further information regarding our unconsolidated joint ventures.

INFLATION

Substantially all of the leases at our apartment communities are for a term of one year or less. In the event of significant inflation, this may enable us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term without penalty and therefore expose us to the effect of a decline in market rents. In a deflationary rent environment, as is currently being experienced in some of our markets, we are exposed to declining rents more quickly under these shorter term leases.

CERTAIN FACTORS AFFECTING FUTURE OPERATING RESULTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate," "intend," "plan," "estimate," "assume" and other similar expressions which are predictions of or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. These statements include, among other things, statements regarding our intent, belief or expectations with respect to the following:

- our ability to increase shareholder value by producing consistent high quality earnings to sustain dividends and annual total returns that exceed the multifamily sector average;
- our ability to create a portfolio of high quality assets in strategically selected markets that are complementary through economic diversity and characterized by high job growth and resiliency to economic downturns;
- the ability of our portfolio to maintain high levels of occupancy and rental rates relative to overall market conditions;
- our ability to generate a return on invested capital that exceeds our long-term weighted average cost of capital while maintaining financial flexibility through a conservative, investment grade credit profile;
- our expectation that the markets we have selected for investment will continue to experience job growth that exceeds national averages, and that our EPN locations will outperform local market results;
- our ability to meet short-term liquidity requirements, including the payment of common and preferred dividends, through net cash provided by recurring real estate activities, and to meet long-term liquidity requirements through long-term secured and unsecured borrowings, the issuance of debt securities or equity securities, private equity investments in the form of joint ventures, or through the disposition of assets which, in our evaluation, may no longer meet our investment requirements; and
- estimated development and construction costs for our development and lease-up communities, and anticipated construction commencement, completion, lease-up and stabilization dates for these communities.

You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, or the performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

- national and local economic conditions generally, and the real estate market specifically, including changes in occupancy rates and market rents, a continued deceleration of economic conditions in our markets, and a failure of national and local economic conditions to rebound in a timely manner;
- changes in job growth, household formation and population growth in our markets;
- excess supply of and insufficient demand for apartment communities in our markets;
- competition, which could limit our ability to secure attractive investment opportunities, lease apartment homes or increase or maintain rents;
- our failure to sell apartment communities in a timely manner or on favorable terms;
- uncertainties associated with our development and construction activities, including the failure to obtain zoning and other approvals, actual development and construction costs exceeding our budgeted estimates and construction material defects;
- construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs and reduced rental revenues;
- new debt or equity financing may not be available or may not be available on favorable terms, and existing indebtedness may mature in an unfavorable credit environment, preventing such indebtedness from being refinanced or, if financed, causing such refinancing to occur on terms that are not as favorable as the terms of existing indebtedness;
- changes in interest rates;
- cash flow from recurring real estate activities may be insufficient to meet our short-term liquidity requirements, including the payment of common and preferred dividends;
- legislative, regulatory and accounting changes, including changes to laws governing the taxation of REITs or changes in GAAP; and
- potential liability for uninsured losses and environmental contamination.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

(Amounts in Thousands, Except Property and Per Share Data)

SUPPLEMENTAL DISCUSSION – FUNDS FROM OPERATIONS

Funds from operations ("FFO") is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust ("REIT"). We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO can help users compare the operating performance of a company's real estate between periods or as compared to different companies.

In May 2002, we expensed $1,687 of early debt extinguishment costs. Under accounting rules in effect at that time, these costs were classified as an extraordinary item and, as such, did not reduce FFO. In April 2002, SFAS No. 145 was issued. We adopted this standard on its January 1, 2003 effective date and, pursuant to the new rules, reclassified the $1,687 of early debt extinguishment costs from extraordinary items to unusual items. In the computation of FFO pursuant to the NAREIT definition outlined above, net income is adjusted for extraordinary items but is not adjusted for unusual items. As such, previously reported FFO for the year ended December 31, 2002 has been reduced by $1,687. The adoption of this standard had no impact on previously reported net income.

In August 2002, we redeemed all 4,600 of our outstanding 8.3% Series A Preferred Shares for $115,000 plus accrued and unpaid dividends. In connection with the issuance of the Series A Preferred Shares in July 1997, we incurred $4,009 in issuance costs and recorded such costs as a reduction of shareholders' equity. The redemption price of the Series A Preferred Shares exceeded the related carrying value by the $4,009 of issuance costs. The July 2003 clarification of EITF Abstracts, Topic No. D-42 became effective for the third quarter 2003 and is required to be reflected retroactively by restating the financial statements of prior periods. As a result, previously reported net income available to common shareholders and FFO available to common shareholders for the year ended December 31, 2002 has been reduced by the $4,009 excess.

FFO presented herein is not necessarily comparable to the FFO of other REITs due to the fact that not all REITs use the NAREIT definition. However, our FFO is comparable to the FFO of REITs that use the NAREIT definition. FFO should not be considered an alternative to net income as an indicator of our operating performance. Additionally, FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital

Resources" for a discussion of our cash needs and cash flows. A reconciliation of FFO available to common shareholders from net income available to common shareholders (the most directly comparable GAAP measure to FFO available to common shareholders) is as follows:

	Years Ended December 31,		
	2003	2002	2001
Net income available to common shareholders	**$49,062**	$45,661	$55,074
Minority interest of common unitholders in Operating Partnership:			
Continuing operations	**3,215**	8,241	12,936
Discontinued operations	**6,475**	2,836	1,313
Total	**9,690**	11,077	14,249
Real estate asset depreciation and amortization:			
Wholly-owned real estate assets – continuing operations	**50,592**	44,557	44,268
Wholly-owned real estate assets – discontinued operations	**1,926**	3,342	3,337
Joint venture real estate assets	**1,471**	1,501	1,708
Total	**53,989**	49,400	49,313
Gain on sale of previously depreciated operating real estate assets:			
Wholly-owned real estate assets – continuing operations	–	(17,906)	(34,110)
Wholly-owned real estate assets – discontinued operations	**(37,693)**	(9,829)	–
Joint venture real estate assets	–	(2,611)	–
Total	**(37,693)**	(30,346)	(34,110)
Funds from operations available to common shareholders – basic and diluted	**$75,048**	$75,792	$84,526
Average common shares and units outstanding – basic	**31,346**	30,571	30,153
Average common shares and units outstanding – diluted	**31,452**	30,684	30,314

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our capital structure includes the use of fixed-rate and variable-rate indebtedness. As such, we are exposed to the impact of changes in interest rates. We periodically seek input from third-party consultants regarding market interest rate and credit risk in order to evaluate our interest rate exposure. In some situations, we may utilize derivative financial instruments in the form of rate caps, rate swaps or rate locks to hedge interest rate exposure by modifying the interest rate characteristics of related balance sheet instruments and prospective financing transactions. We do not utilize such instruments for trading or speculative purposes. We did not have any derivative instruments in place at December 31, 2003 or 2002.

We typically refinance maturing debt instruments at the then-existing market interest rates and terms, which may be more or less favorable than the interest rates and terms on the maturing debt.

The following table provides information about our financial instruments that are sensitive to changes in interest rates and should be read in conjunction with the accompanying consolidated financial statements and notes thereto. The table presents principal cash flows and related weighted average interest rates in effect at December 31, 2003 by expected maturity dates. Outstanding indebtedness for each tax-exempt bond issue is reflected in the table using the earlier of the related bond maturity date or the bond enhancement facility maturity date, as applicable. The weighted average interest rates presented in this table are inclusive of credit enhancement fees. There have been no substantial changes in our market risk profile from the preceding year and the assumptions are consistent with prior year assumptions.

(Amounts in Thousands, Except Property and Per Share Data)

	Expected Year of Maturity								
	2004	2005	2006	2007	2008	2009 and Thereafter	2003 Total	2003 Fair Value	2002 Total
Debt:									
Conventional fixed rate	$ 1,418	$108,280	$178,908	$207,913	$ 1,116	$120,548	$ 618,183	$ 658,479	$638,502
Average interest rate	7.22%	6.80%	7.28%	6.13%	6.74%	7.34%	6.82%	4.44%	6.83%
Tax-exempt fixed rate	$58,405	$ 230	$ 245	$ 260	$ 280	$ 9,495	$ 68,915	$ 70,766	$ 69,120
Average interest rate	4.91%	7.63%	7.63%	7.63%	7.63%	7.63%	5.33%	2.86%	5.33%
Total fixed-rate debt	$59,823	$108,510	$179,153	$208,173	$ 1,396	$130,043	$ 687,098	$ 729,245	$707,622
Average interest rate	4.97%	6.80%	7.28%	6.13%	6.92%	7.36%	6.67%	4.28%	6.68%
Tax-exempt variable rate	$ –	$ 55,015	$ 25,740	$ –	$90,200	$ –	$ 170,955	$ 170,955	$170,955
Average interest rate	–	2.11%	2.20%	–	2.14%	–	2.14%	2.14%	2.41%
Variable-rate credit facilities	$ –	$115,195	$ –	$ –	$ –	$ –	$ 115,195	$ 115,195	$ 75,608
Average interest rate	–	1.63%	–	–	–	–	1.63%	1.63%	1.89%
Variable-rate construction loans	$ –	$ –	$ 29,852	$ –	$ –	$ –	$ 29,852	$ 29,852	$ 4,389
Average interest rate	–	–	3.10%	–	–	–	3.10%	3.10%	3.25%
Total variable-rate debt	$ –	$170,210	$ 55,592	$ –	$90,200	$ –	$ 316,002	$ 316,002	$250,952
Average interest rate	–	1.78%	2.68%	–	2.14%	–	2.04%	2.04%	2.26%
Total debt	$59,823	$278,720	$234,745	$208,173	$91,596	$130,043	$1,003,100	$1,045,247	$958,574
Average interest rate	4.97%	3.74%	6.19%	6.13%	2.21%	7.36%	5.21%	3.61%	5.53%

The estimated fair value of our debt at December 31, 2003 is based on a discounted cash flow analysis using current borrowing rates for debt with similar terms and remaining maturities. Such fair value is subject to changes in interest rates. Generally, the fair value will increase as interest rates fall and decrease as interest rates rise.

Consolidated Balance Sheets

(Amounts in Thousands, Except Per Share Data)

	December 31, 2003	2002
Assets:		
Real estate assets:		
Land	**$ 283,015**	$ 250,095
Buildings	**1,368,009**	1,259,399
Furniture, fixtures and equipment	**140,077**	130,547
Construction in progress	**146,041**	129,159
Investment in joint ventures	**11,456**	12,256
Undeveloped land	**15,822**	12,951
Real estate assets before accumulated depreciation	**1,964,420**	1,794,407
Less: accumulated depreciation	**(297,464)**	(266,139)
Net real estate assets	**1,666,956**	1,528,268
Cash and cash equivalents	**5,915**	6,281
Restricted cash	**6,116**	7,632
Deferred financing costs, net of accumulated amortization of $6,793 and $4,903 at December 31, 2003 and 2002, respectively	**5,029**	5,555
Other assets, net	**41,060**	36,198
Total assets	**$1,725,076**	$1,583,934
Liabilities and Shareholders' Equity:		
Notes payable	**$1,003,100**	$ 958,574
Accrued interest payable	**13,751**	14,081
Preferred dividends payable	**374**	1,834
Real estate taxes payable	**15,792**	16,172
Accounts payable and accrued expenses – construction	**12,549**	7,275
Accounts payable and accrued expenses – operating	**16,466**	18,814
Security deposits	**4,048**	4,133
Series Z Preferred Shares, at $25.00 liquidation preference, 180 shares issued and outstanding, including accrued and unpaid dividends	**5,746**	–
Total liabilities	**1,071,826**	1,020,883
Minority interest of common unitholders in Operating Partnership	**70,711**	89,882
Minority interest of Series B preferred unitholders in Operating Partnership	**–**	50,192
Series Z Preferred Shares, at $25.00 liquidation preference, 180 shares issued and outstanding	**–**	4,500
Commitments and contingencies		
Shareholders' equity:		
Excess shares, $0.01 par value, 51,000 shares authorized	**–**	–
Preferred shares, $0.01 par value, 20,000 shares authorized,		
Series C Preferred Shares, at $25.00 liquidation preference, 1,600 shares issued and outstanding at December 31, 2002	**–**	40,000
Series C-1 Preferred Shares, at $25.00 liquidation preference, 1,600 shares issued and outstanding at December 31, 2003	**40,000**	–
Series D Preferred Shares, at $25.00 liquidation preference, 3,000 shares issued and outstanding at December 31, 2003	**75,000**	–
Series Z Preferred Shares and Series B Preferred Units, exchangeable into Series B Preferred Shares, reported above	**–**	–
Common shares, $0.01 par value, 100,000 shares authorized, 33,120 and 28,856 shares issued at December 31, 2003 and 2002, respectively	**331**	289
Additional paid-in capital	**573,636**	485,694
Treasury shares at cost, 4,340 and 4,385 common shares at December 31, 2003 and 2002, respectively	**(105,171)**	(106,190)
Deferred long-term compensation	**(1,257)**	(1,316)
Accumulated earnings	**–**	–
Total shareholders' equity	**582,539**	418,477
Total liabilities and shareholders' equity	**$1,725,076**	$1,583,934

See notes to consolidated financial statements.

Consolidated Statements of Operations

(Amounts in Thousands, Except Per Share Data)

	Years ended December 31, 2003	2002	2001
Revenues:			
Rental revenues	**$208,394**	$198,005	$205,455
Other property revenues	**11,809**	11,118	11,398
Total property revenues	**220,203**	209,123	216,853
Property management revenues	**8,495**	7,309	6,317
Ancillary services revenues	**7,282**	8,317	8,433
Interest income	**173**	378	747
Other revenues	**1,168**	700	569
Total other revenues	**17,118**	16,704	16,066
Total revenues	**237,321**	225,827	232,919
Expenses:			
Property operating and maintenance (exclusive of items shown separately below)	**79,668**	74,279	71,467
Real estate asset depreciation and amortization	**50,592**	44,557	44,268
Property management (owned and third party)	**15,169**	12,897	11,137
Ancillary services	**4,255**	5,236	5,806
Interest expense and credit enhancement fees	**44,832**	42,349	42,885
Amortization of deferred financing costs	**1,831**	1,336	1,038
General and administrative	**8,800**	7,377	7,209
Corporate asset depreciation and amortization	**2,046**	1,722	820
Unusual items	**–**	1,687	8,847
Total expenses	**207,193**	191,440	193,477
Income from continuing operations before equity in income of joint ventures, gain on sale and minority interest	**30,128**	34,387	39,442
Equity in income of joint ventures	**265**	2,900	242
Gain on sale of previously depreciated operating real estate assets	**–**	17,906	34,110
Gain on sale of land and development rights	**–**	2,100	3,220
Minority interest of common unitholders in Operating Partnership	**(3,215)**	(8,241)	(12,936)
Minority interest of preferred unitholders in Operating Partnership	**(3,773)**	(4,312)	(4,312)
Original issuance costs associated with redemption of preferred units	**(1,327)**	–	–
Income from continuing operations	**22,078**	44,740	59,766
Operating income from discontinued operations, net of minority interest	**2,189**	3,830	5,079
Gain on disposition of discontinued operations, net of minority interest	**31,698**	7,919	–
Income from discontinued operations, net of minority interest	**33,887**	11,749	5,079
Net income	**55,965**	56,489	64,845
Dividends to preferred shareholders	**(6,903)**	(6,819)	(9,771)
Original issuance costs associated with redemption of preferred shares	**–**	(4,009)	–
Net income available to common shareholders	**$ 49,062**	$ 45,661	$ 55,074
Weighted average number of common shares outstanding – basic	**25,920**	24,618	23,890
Weighted average number of common shares outstanding – diluted	**31,452**	30,684	30,314
Per Common Share Information – Basic:			
Income from continuing operations (net of preferred dividends and original issuance costs associated with preferred redemption)	**$ 0.59**	$ 1.38	$ 2.09
Income from discontinued operations, net of minority interest	**$ 1.31**	$ 0.48	$ 0.21
Net income available to common shareholders	**$ 1.89**	$ 1.85	$ 2.30
Per Common Share Information – Diluted:			
Income from continuing operations (net of preferred dividends and original issuance costs associated with preferred redemption)	**$ 0.58**	$ 1.37	$ 2.08
Income from discontinued operations	**$ 1.28**	$ 0.48	$ 0.21
Net income available to common shareholders	**$ 1.87**	$ 1.85	$ 2.29

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Amounts in Thousands, Except Per Share Data)

	Preferred Shares at Liquidation Preference	Common Shares	Additional Paid-in Capital	Treasury Shares at Cost	Deferred Long-Term Compensation	Accumulated Earnings	Total
Balance, December 31, 2000	$115,000	$271	$455,202	$ (95,283)	$(1,456)	$ 5,670	$479,404
Proceeds from the exercise of share options	–	6	15,138	–	–	–	15,144
Issuance of shares for trustee compensation	–	–	88	–	–	–	88
Issuance of share grants, net of forfeitures	–	–	600	1,139	–	–	1,739
Deferred long-term compensation, net	–	–	–	–	(172)	–	(172)
Adjustment for minority interest of unitholders in Operating Partnership	–	6	7,703	–	–	–	7,709
Net income available to common shareholders	–	–	–	–	–	55,074	55,074
Dividends declared and paid ($2.34 per share)	–	–	–	–	–	(56,154)	(56,154)
Balance, December 31, 2001	115,000	283	478,731	(94,144)	(1,628)	4,590	502,832
Purchase of treasury shares	–	–	–	(13,625)	–	–	(13,625)
Redemption of Series A Preferred Shares	(115,000)	–	4,009	–	–	–	(110,991)
Issuance of Series C Preferred Shares	40,000	–	(250)	–	–	–	39,750
Proceeds from the exercise of share options	–	3	7,599	–	–	–	7,602
Issuance of shares for trustee compensation	–	–	114	–	–	–	114
Issuance of share grants, net of forfeitures	–	–	1,191	1,579	–	–	2,770
Deferred long-term compensation, net	–	–	–	–	312	–	312
Adjustment for minority interest of unitholders in Operating Partnership	–	3	3,449	–	–	–	3,452
Net income available to common shareholders	–	–	–	–	–	45,661	45,661
Dividends declared and paid ($2.41 per share)	–	–	(9,149)	–	–	(50,251)	(59,400)
Balance, December 31, 2002	**40,000**	**289**	**485,694**	**(106,190)**	**(1,316)**	**–**	**418,477**
Proceeds of common share offering, net of $3,040 underwriting discount and issuance costs	**–**	**25**	**78,960**	**–**	**–**	**–**	**78,985**
Issuance of Series D Preferred Shares	**75,000**	**–**	**(2,581)**	**–**	**–**	**–**	**72,419**
Exchange of Series C Preferred Shares	**–**	**–**	**(100)**	**–**	**–**	**–**	**(100)**
Proceeds from the exercise of share options	**–**	**2**	**7,421**	**–**	**–**	**–**	**7,423**
Issuance of shares for trustee compensation	**–**	**–**	**78**	**–**	**–**	**–**	**78**
Issuance of share grants, net of forfeitures	**–**	**–**	**399**	**1,019**	**–**	**–**	**1,418**
Deferred long-term compensation, net	**–**	**–**	**–**	**–**	**59**	**–**	**59**
Adjustment for minority interest of unitholders in Operating Partnership	**–**	**15**	**17,093**	**–**	**–**	**–**	**17,108**
Net income available to common shareholders	**–**	**–**	**–**	**–**	**–**	**49,062**	**49,062**
Dividends declared and paid ($2.41 per share)	**–**	**–**	**(13,328)**	**–**	**–**	**(49,062)**	**(62,390)**
Balance, December 31, 2003	**$115,000**	**$331**	**$573,636**	**$(105,171)**	**$(1,257)**	**$ –**	**$582,539**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in Thousands, Except Per Share Data)

	Years Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	**$ 55,965**	$ 56,489	$ 64,845
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Income from discontinued operations, net of minority interest	**(33,887)**	(11,749)	(5,079)
Depreciation and amortization	**54,469**	47,615	46,126
Equity in income of joint ventures	**(265)**	(2,900)	(242)
Minority interest of unitholders in Operating Partnership	**6,988**	12,553	17,248
Original issuance costs associated with redemption of preferred units	**1,327**	–	–
Gain on sale of real estate assets	**–**	(20,006)	(37,330)
Long-term compensation expense	**1,655**	1,230	1,331
Unusual items	**–**	1,687	8,627
Operating distributions received from joint ventures	**1,479**	1,745	1,703
Change in operating assets and liabilities:			
Restricted cash	**2,040**	649	(1,292)
Other assets	**(865)**	(121)	(10,707)
Other liabilities, net	**(3,097)**	9,670	5,592
Net cash provided by operating activities from continuing operations	**85,809**	96,862	90,822
Net cash provided by operating activities from discontinued operations	**4,595**	8,098	9,729
Net cash provided by operating activities	**90,404**	104,960	100,551
Cash Flows From Investing Activities:			
Acquisition, development, construction and renovation of real estate assets	**(242,015)**	(91,281)	(215,552)
Recurring value retention capital expenditures	**(10,498)**	(13,077)	(11,797)
Non-recurring and/or value-enhancing capital expenditures	**(9,449)**	(11,910)	(10,916)
Restricted cash held in escrow, net	**–**	349	7,909
Net proceeds from sale of wholly-owned real estate assets	**–**	46,803	93,634
Net proceeds from disposition of discontinued operations	**112,059**	43,227	–
Investment in joint ventures	**(1,401)**	(1,093)	(4,248)
Net proceeds from refinance or sale of joint venture real estate assets	**888**	10,680	–
Proceeds from contribution of real estate assets to joint venture	**–**	–	18,519
Other	**(4,968)**	(1,059)	(954)
Net cash used in investing activities	**(155,384)**	(17,361)	(123,405)
Cash Flows From Financing Activities:			
Net proceeds from common share offering	**78,985**	–	–
Net proceeds from issuance and/or exchange of preferred shares	**72,319**	39,750	–
Redemption of preferred units and/or shares	**(50,000)**	(115,000)	–
Proceeds from the exercise of share options	**7,423**	7,602	15,144
Treasury share purchases and Unit redemptions	**–**	(13,977)	–
Payments of deferred financing costs	**(1,642)**	(2,935)	(1,906)
Notes payable proceeds	**311,671**	224,562	338,707
Notes payable repayments	**(267,145)**	(143,219)	(243,791)
Prepayment penalty	**–**	(1,451)	–
Principal escrow payments (deposited into) released from escrow, net	**(524)**	3,380	(728)
Preferred dividends paid	**(7,230)**	(6,205)	(9,546)
Preferred distributions paid	**(3,773)**	(4,312)	(4,312)
Common dividends paid ($2.41, $2.41 and $2.34 per share, respectively)	**(62,390)**	(59,400)	(56,154)
Common distributions paid ($2.41, $2.41 and $2.34 per share, respectively)	**(13,080)**	(14,344)	(14,581)
Net cash provided by (used in) financing activities	**64,614**	(85,549)	22,833
Net change in cash and cash equivalents	**$ (366)**	$ 2,050	$ (21)
Cash and cash equivalents, beginning of year	**6,281**	4,231	4,252
Cash and cash equivalents, end of year	**$ 5,915**	$ 6,281	$ 4,231
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 52,687**	$ 45,787	$ 48,421
Interest capitalized	**8,416**	8,875	8,844
Cash paid for interest, net of amounts capitalized	**$ 44,271**	$ 36,912	$ 39,577

See notes to consolidated financial statements.

(Amounts in Thousands, Except Property and Per Share Data)

Unless the context otherwise requires, all references to "we," "our" or "us" in this report refer collectively to Gables Residential Trust ("Gables"), a Maryland real estate investment trust ("REIT"), and its subsidiaries, including Gables Realty Limited Partnership, a Delaware limited partnership, considered as a single enterprise. Gables GP, Inc., a wholly-owned subsidiary of Gables Residential Trust, is the sole general partner of Gables Realty Limited Partnership.

1. ORGANIZATION AND FORMATION

We are a REIT formed in 1993 under Maryland law to continue and expand the operations of our privately owned predecessor organization. We completed our initial public offering on January 26, 1994.

We are a fully integrated real estate company engaged in the multifamily apartment community management, development, construction, acquisition and disposition businesses. We also provide management, development and construction, corporate rental housing and brokerage services to third parties and unconsolidated joint ventures. Substantially all of these businesses are conducted through Gables Realty Limited Partnership (the "Operating Partnership"). We control the Operating Partnership through Gables GP, Inc., a wholly-owned subsidiary that is the sole general partner of the Operating Partnership. This organizational structure is commonly referred to as an umbrella partnership REIT or "UPREIT." At December 31, 2003, we were an 86.9% economic owner of the common equity of the Operating Partnership. Substantially all of our third-party management businesses are conducted through a wholly-owned subsidiary, Gables Residential Services.

Our limited partnership and indirect general partnership interests in the Operating Partnership entitle us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our ownership interest therein and entitle us to vote on all matters requiring a vote of the limited partners. Generally, the other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain real estate assets to the Operating Partnership primarily in connection with the IPO and the 1998 acquisition of the real estate assets and operations of Trammell Crow Residential South Florida ("South Florida"). A unit of limited partnership interest in the Operating Partnership is referred to herein as a "unit." The Operating Partnership is obligated to redeem each common unit held by a person other than us at the request of the holder for an amount equal to the fair market value of one of our common shares at the time of such redemption, provided that we, at our option, may elect to acquire each common unit presented for redemption for one common share or cash. With each redemption, our percentage ownership interest in the Operating Partnership will increase. In addition, whenever we issue common shares or preferred shares, we are obligated to contribute any net proceeds to the Operating Partnership, and the Operating Partnership is obligated to issue an equivalent number of common or preferred units, with substantially identical rights as the common or preferred shares, as applicable, to us.

As of December 31, 2003, we managed a total of 182 multifamily apartment communities owned by us and our third-party clients comprising 51,310 apartment homes. As of December 31, 2003, we owned 76 stabilized multifamily apartment communities comprising 20,209 apartment homes, an indirect 25% interest in one stabilized apartment community comprising 345 apartment homes, an indirect 20% interest in four stabilized apartment communities comprising 1,215 apartment homes, and an indirect 8.3% interest in three stabilized apartment communities comprising 1,118 apartment homes. We also owned seven multifamily apartment communities under development or in lease-up at December 31, 2003 that are expected to comprise 2,220 apartment homes upon completion and an indirect 20% interest in two apartment communities under development or in lease-up at December 31, 2003 that are expected to comprise 373 apartment homes upon completion. In addition, as of December 31, 2003, we owned two parcels of land on which we intend to develop two apartment communities that we currently expect will comprise an estimated 453 apartment homes. We also have rights to acquire additional parcels of land, either through options or long-term conditional contracts, on which we believe we could develop ten communities that we currently expect would comprise an estimated 2,514 apartment homes. Any future development is subject to obtaining permits and other governmental approvals, as well as our ongoing business review, and may not be undertaken or completed.

(Amounts in Thousands, Except Property and Per Share Data)

2. COMMON AND PREFERRED EQUITY ACTIVITY

Secondary Common Share Offerings

Since the IPO, we have issued a total of 17,331 common shares in nine offerings, generating $426.8 million in net proceeds which were generally used (1) to reduce outstanding indebtedness under our interim financing vehicles utilized to fund our development and acquisition activities and (2) for general working capital purposes, including funding of future development and acquisition activities. The most recent offering, involving the issuance of 2,500 common shares that generated $79.0 million in net proceeds, closed on August 26, 2003.

Preferred Share Offerings

On May 8, 2003, we issued 3,000 shares of 7.5% Series D Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share. The net proceeds from this issuance of approximately $72.4 million were used to reduce outstanding indebtedness under our interim financing vehicles. The Series D Preferred Shares may be redeemed at our option at $25.00 per share plus accrued and unpaid dividends on or after May 8, 2008. The Series D Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

On September 27, 2002, we issued 1,600 shares of 7.875% Series C Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share in a private placement to an institutional investor. The net proceeds from this issuance of $39.7 million, together with the net proceeds of $39.7 million from the concurrent issuance of $40 million of senior unsecured notes, were used to retire approximately $82.5 million of unsecured indebtedness at an interest rate of 8.3% that was scheduled to mature in December 2002. Pursuant to a registration rights agreement with the purchaser of the Series C Preferred Shares, we registered a new series of preferred shares with the Securities and Exchange Commission and offered to exchange those shares on a one-for-one basis for the outstanding Series C Preferred Shares. The dividend rate, preferences and other terms for the new preferred shares, or 7.875% Series C-1 Cumulative Redeemable Preferred Shares, are identical in all material respects to the Series C Preferred Shares, except that the Series C-1 Preferred Shares are freely tradable by a holder. The exchange offer was consummated on September 5, 2003 and did not generate any cash proceeds for us. The Series C-1 Preferred Shares may be redeemed at our option at $25.00 per share plus accrued and unpaid dividends on or after September 27, 2006. The Series C-1 Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

On June 18, 1998, we issued 180 shares of 5.0% Series Z Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share in connection with the acquisition of a parcel of land for future development. The Series Z Preferred Shares, which are subject to mandatory redemption on June 18, 2018, may be redeemed at our option at any time for $25.00 per share plus accrued and unpaid dividends. Dividends on the Series Z Preferred Shares are cumulative from the issuance date and the first dividend payment date is June 18, 2008. Thereafter, dividends will be paid annually in arrears. The Series Z Preferred Shares are not subject to any sinking fund or convertible into any other Gables securities.

On July 24, 1997, we issued 4,600 shares of 8.30% Series A Cumulative Redeemable Preferred Shares with a liquidation preference of $25.00 per share. The net proceeds from this offering of $111.0 million were used to reduce outstanding indebtedness under our interim financing vehicles. We redeemed all outstanding Series A Preferred Shares for $115 million on August 9, 2002 with proceeds from our $180 million senior unsecured note issuance on July 8, 2002. The redemption price of the Series A Preferred Shares exceeded the related carrying value by the $4.0 million of issuance costs that we originally incurred and classified as a reduction to shareholders' equity. Previously reported net income available to common shareholders for the year ended December 31, 2002 has been reduced by the $4.0 million excess in accordance with the July 2003 clarification of EITF Abstracts, Topic No. D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" (Note 4).

Issuances of Common Operating Partnership Units

Since the IPO, the Operating Partnership has issued a total of 4,421 common units in connection with the South Florida acquisition, the acquisition of other operating apartment communities and the acquisition of a parcel of land for future development.

Issuance of Preferred Operating Partnership Units

On November 12, 1998, the Operating Partnership issued 2,000 of its 8.625% Series B Preferred Units to an institutional investor. The net proceeds from this issuance of $48.7 million were used to reduce outstanding indebtedness under our interim financing vehicles. On November 17, 2003, the Operating Partnership redeemed each of the 2,000 outstanding Series B Preferred Units at $25.00 per unit plus accrued and unpaid distributions. The redemption price of the Series B Preferred Units exceeded the related carrying value by the $1.3 million of issuance costs that the Operating Partnership originally incurred and classified as a reduction to partners' capital. The $1.3 million excess has been reflected as a reduction to earnings, in a manner similar to distributions on the preferred units, in arriving at net income in accordance with the July 2003 clarification of Topic No. D-42 (Note 4).

Common Equity Repurchase Program

Our board of trustees implemented a common equity repurchase program pursuant to which we are authorized to purchase up to $200 million of our outstanding common shares or units. We view the repurchase of common equity with consideration of other investment alternatives when capital is available to be deployed. We have repurchased shares from time to time in open market and privately negotiated transactions, depending on market prices and other prevailing conditions, using proceeds from sales of selected assets. We have also repurchased common units for cash upon their presentation for redemption by unitholders. As of December 31, 2003, we had repurchased 4,506 common shares and 300 common units for a total of $116.0 million, including $0.2 million in related commissions.

Shelf Registration Statement

We have an effective shelf registration statement on file with the Securities and Exchange Commission providing $500 million of equity capacity and $500 million of debt capacity. We believe it is prudent to maintain shelf registration capacity in order to facilitate future capital raising activities. To date, there have been no issuances of securities under this shelf registration statement.

3. PORTFOLIO AND OTHER FINANCING ACTIVITY

Community Dispositions Subject to Discontinued Operations Reporting

During 2003, we sold four apartment communities located in Houston comprising 1,373 apartment homes and an apartment community located in Dallas comprising 300 apartment homes. The net proceeds from these sales were $112.1 million and were used to pay down outstanding borrowings under our interim financing vehicles. The aggregate gain from the sale of these five communities was $37.7 million, or $31.7 million, net of the $6.0 million portion of the gain attributable to the minority interest of common unitholders.

During 2002, we sold two apartment communities located in Houston comprising 660 apartment homes. The net proceeds from these sales were $43.2 million and were used to pay down outstanding borrowings under our interim financing vehicles and purchase common shares and units under our common equity repurchase program. The aggregate gain from the sale of these two communities was $9.8 million, or $7.9 million, net of the $1.9 million portion of the gain attributable to the minority interest of common unitholders.

(Amounts in Thousands, Except Property and Per Share Data)

Historical operating results and gains are reflected as discontinued operations in the accompanying consolidated statements of operations (Notes 4 and 5).

Community and Land Dispositions Not Subject to Discontinued Operations Reporting

During 2002, we sold a 13.3-acre parcel of land in Houston that was adjacent to an apartment community sold, an apartment community located in Houston comprising 246 apartment homes and an apartment community located in Atlanta comprising 311 apartment homes. The net proceeds from these sales were $46.8 million and were used to pay down outstanding borrowings under our interim financing vehicles and purchase common shares and units under our common equity repurchase program. The gain from the land sale was $0.8 million and the aggregate gain from the sale of the two communities was $17.9 million. In addition, we recognized $1.3 million of deferred gain during the year ended December 31, 2002 associated with prior year sale transactions.

During 2002, the Gables Residential Apartment Portfolio JV (the "GRAP JV") sold two apartment communities located in South Florida comprising 610 apartment homes, an apartment community in Dallas comprising 222 apartment homes and an apartment community located in Houston comprising 382 apartment homes. Our share of the net sales proceeds after repayment of construction loan indebtedness of $46.7 million was $10.7 million, resulting in a gain of $2.6 million.

During 2001, we sold an apartment community located in Atlanta comprising 386 apartment homes, an apartment community located in Houston comprising 776 apartment homes, an apartment community located in Dallas comprising 536 apartment homes and a 2.5-acre parcel of land adjacent to one of our development communities located in Atlanta. The net proceeds from these sales totaled $93.6 million, $9 million of which was deposited into an escrow account and was used to fund acquisition activities. The balance of the net proceeds was used to repay a $16 million note assumed in connection with our September 2001 acquisition of the Gables State Thomas Ravello community and to pay down outstanding borrowings under interim financing vehicles. The gain from the land sale was $0.9 million and the aggregate gain from the sale of previously depreciated operating real estate assets was $34.1 million, all of which was recognized in 2001. In addition, we recognized $0.7 million of deferred gain associated with a parcel of land we sold in 2000 during the year ended December 31, 2001.

During 2001, we contributed our interest in certain land and development rights (including sitework and building permits, architectural drawings and plans, and other related items) to the Gables Residential Apartment Portfolio JV Two (the "GRAP JV Two") with a value of $23.1 million in return for (1) cash of $18.5 million and (2) an increase to our capital account in GRAP JV Two of $4.6 million. The $2.8 million of gain associated with this contribution was recognized when earned using the percentage of completion method since we serve as the developer and general contractor for the joint venture. We recognized $1.2 million and $1.6 million of this gain during the years ended December 31, 2002 and 2001, respectively.

Historical operating results and gains are included in continuing operations in the accompanying consolidated statements of operations (Notes 4 and 5).

Community Acquisitions

On December 19, 2003, we acquired an apartment community for renovation located in South Florida comprising 36 apartment homes for approximately $4.1 million in cash. This community is adjacent to a land parcel that we acquired in January 2004 for the future development of an apartment community that we currently expect will comprise 261 apartment homes.

On July 15, 2003, we acquired an apartment community located in Washington, D.C. comprising 211 apartment homes for approximately $54.6 million in cash, including approximately $1.6 million of closing costs.

On May 30, 2003, we acquired an apartment community located in Dallas comprising 334 apartment homes for approximately $33.5 million in cash.

On February 20, 2003, we acquired an apartment community located in Austin that is subject to a long-term ground lease and is comprised of 239 apartment homes and 7,366 square feet of retail space for approximately $30.2 million in cash.

On September 28, 2001, we acquired the 80% membership interest of our venture partner in the GRAP JV in the Gables State Thomas Ravello apartment community located in Dallas comprising 290 apartment homes. In consideration for the interest in such community, we paid $12 million in cash and assumed a $16 million secured variable-rate note. This consideration was based on a valuation of the asset of $31 million and is net of our $3 million share of the venture distribution. We recorded a $5 million charge to unusual items in 2001 associated with the write-off of building components that were replaced in connection with a remediation program to address water infiltration issues affecting the asset.

On August 28, 2001, we acquired an apartment community located in Washington, D.C. comprising 82 apartment homes for approximately $25 million in cash.

On August 1, 2001, we acquired the 75% interest of our venture partner in the Gables Metropolitan Uptown apartment community located in Houston comprising 318 apartment homes with cash. The asset was valued at approximately $27 million.

On March 30, 2001, we acquired the 80% membership interests of our venture partner in the GRAP JV in the Gables Palma Vista and Gables San Michelle II apartment communities located in South Florida comprising 532 apartment homes for $66 million. This cash consideration was based on a valuation of the assets of $75 million and is net of our $9 million share of the venture distribution.

The cash portion of the consideration for each denoted acquisition was funded with advances under our interim financing vehicles.

Other Acquisitions

On May 23, 2003, we acquired property management contracts for 10,684 apartment homes in 32 multifamily apartment communities from Archstone Management Services Incorporated. The services rendered under acquired management contracts for 9,184 apartment homes transitioned to us over the ensuing three-month period. The services to be rendered under the remaining management contracts for 1,500 apartment homes did not transition to us in 2003 for various reasons associated with the underlying assets, including sale prior to transition and location. The purchase price of approximately $6.5 million was structured to be paid in three installments based on the retention of the contracts acquired. As of December 31, 2003, we had funded $4.3 million of the purchase price in two installments. The amount of the third installment will be determined and paid in the second quarter of 2004.

In May 2001, we acquired a property management company based in Washington, D.C. that managed approximately 3,600 apartment homes in 24 multifamily apartment communities located in Washington, D.C. and the surrounding area. Our total investment of approximately $1.6 million was paid in three installments based on results of the acquired business operations.

Senior Unsecured Note Issuance

On September 27, 2002, we issued $40 million of senior unsecured notes in two series in a private placement to an institutional investor: $30 million at an interest rate of 5.86% maturing in September 2009 and $10 million at an interest rate of 6.10% maturing in September 2010. The net proceeds of $39.7 million, together with the net proceeds of $39.7 million from the concurrent issuance of the 7.875% Series C Preferred Shares, were used to retire approximately $82.5 million of senior unsecured notes at an interest rate of 8.3% that were scheduled to mature in December 2002. We did not incur any prepayment costs in connection with the early debt retirement. Pursuant to a registration rights agreement with the purchaser of the $40 million of senior unsecured notes, we registered new notes with the Securities and Exchange Commission, and offered to exchange those new notes for the original notes. The new notes, also issued in two series, are identical in all material respects to the original 5.86% notes due 2009 and the 6.10% notes due 2010, except that the new notes are freely tradable by a holder. The exchange offer was consummated on September 5, 2003 and did not generate any cash proceeds for us.

(Amounts in Thousands, Except Property and Per Share Data)

On July 8, 2002, we issued $180 million of senior unsecured notes which bear interest at a rate of 5.75%, were priced to yield 5.81% and mature in July 2007. The net proceeds of $178.4 million were used to redeem all outstanding shares of our 8.3% Series A Preferred Shares totaling $115 million on August 9, 2002 and to reduce borrowings under our interim financing vehicles.

On February 22, 2001, we issued $150 million of senior unsecured notes which bear interest at a rate of 7.25%, were priced to yield 7.29% and mature in February 2006. The net proceeds of $148.5 million were used to reduce borrowings under our unsecured credit facilities and repay our $40 million term loan, which had a November 2001 maturity date.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are a fully integrated real estate company engaged in the multifamily apartment community management, development, construction, acquisition and disposition businesses. We also provide management, development and construction, corporate rental housing and brokerage services to third parties and unconsolidated joint ventures. Our operating performance is based predominantly on net operating income (NOI) from the multifamily apartment communities we own, which are located in major markets in Texas, Georgia, Florida, Washington, D.C. and Tennessee (Note 14).

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the consolidated accounts of Gables and its subsidiaries, including the Operating Partnership and Gables Residential Services. We consolidate the financial statements of all entities in which we have a controlling financial interest, as that term is defined under GAAP, through either majority voting interest or contractual agreements. Our investments in non-controlled joint ventures are accounted for using the equity method. Information regarding these unconsolidated joint ventures is included in Note 6. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been adjusted for the minority interest of common unitholders in the Operating Partnership. Common units, if presented for redemption, can be exchanged for Gables common shares on a one-for-one basis. Minority interest of common unitholders in the Operating Partnership, as reflected in the accompanying consolidated balance sheets, is calculated at the balance sheet date based upon the percentage of common units outstanding owned by partners other than Gables to the total number of common units outstanding. Minority interest of common unitholders in the Operating Partnership's earnings is calculated based upon the weighted average number of common units outstanding during the applicable period.

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Rental: We lease our residential properties under operating leases with terms generally equal to one year or less. Rental income is recognized when earned, which materially approximates revenue recognition on a straight-line basis.

Property management: We provide property management services to third parties and unconsolidated joint ventures. Property management fees are recognized when earned.

Ancillary services: We provide development and construction, corporate rental housing and brokerage services to third parties and unconsolidated joint ventures. Development and construction services are typically provided under "cost plus a fee" contracts. Because our clients are obligated to fund the costs that are incurred on their behalf pursuant to the related contract, we net the reimbursement of these costs against the billings for such costs. Development and construction fees are recognized when earned using the percentage of completion method. During the years ended December 31, 2003, 2002 and 2001, we recognized $2.6 million, $2.4 million and $3.1 million, respectively, in development and construction fees under related contracts with gross billings of $38.3 million, $43.9 million and $81.1 million, respectively. Corporate rental housing revenues and brokerage commissions are recognized when earned.

Gains on sales of real estate assets: Gains on sales of real estate assets are recognized pursuant to the provisions of SFAS No. 66, "Accounting for Sales of Real Estate." The specific timing of the recognition of the sale and the related gain is measured against the various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement associated with the assets sold. To the extent the sales criteria are not met, we defer gain recognition until the sales criteria are met.

Cost Capitalization

As a vertically integrated real estate company, we have in-house investment professionals involved in the development, construction and acquisition of apartment communities. Direct internal costs associated with development and construction activities for wholly-owned assets are included in the capitalized development cost of such assets. Direct internal costs associated with development and construction activities for third parties and unconsolidated joint ventures are reflected in ancillary services expense as the related services are being rendered. As required by GAAP, we expense all internal costs associated with the acquisition of operating apartment communities to general and administrative expense in the period such costs are incurred.

Our real estate development pursuits are subject to obtaining permits and other governmental approvals, as well as our ongoing business review of the underlying real estate fundamentals and the impact on our capital structure. We do not always move forward with development of our real estate pursuits, and therefore, we regularly evaluate the viability of real estate pursuits and the recoverability of capitalized pursuit costs. Based on this review, we expense any costs that are deemed unrealizable at that time to general and administrative expense.

During the development and construction of a new apartment community, we capitalize related interest costs, as well as other carrying costs such as property taxes and insurance. We begin to expense these items as the construction of the community becomes substantially complete and the residential apartment homes become available for initial occupancy. Accordingly, we gradually reduce the amounts we capitalize as construction is being completed.

Expenditures in excess of $1 for purchases of a new asset with a useful life in excess of one year and for replacements and repairs that extend the useful life of the asset are capitalized and depreciated over their useful lives. Recurring value retention capital expenditures are typically incurred every year during the life of an apartment community and include such expenditures as carpet, flooring and appliances. Non-recurring capital expenditures are costs that are generally incurred in connection with a major project impacting an entire community, such as roof replacement, parking lot resurfacing, exterior painting and siding replacement. Value-enhancing capital expenditures are costs for which an incremental value is expected to be achieved from increasing the NOI potential for a community or recharacterizing the quality of the income stream with an anticipated reduction in potential sales cap rate for items such as replacement of wood siding with a masonry-based hardi-board product, amenity upgrades and additions, installation of security gates and additions of covered parking. Recurring value retention and non-recurring and/or value-enhancing capital expenditures do not include costs incurred in connection with a major renovation of an apartment community. Repairs and maintenance, such as landscaping maintenance, interior painting and cleaning and supplies used in such activities, are expensed as incurred.

Depreciation and Asset Impairment Evaluation

Under GAAP, real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for buildings and improvements and 5 years for furniture, fixtures and equipment. As required by GAAP, we periodically evaluate our real estate assets to determine if there has been any impairment in their carrying value and record impairment losses if there are indicators of impairment and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. No such impairment losses have been recognized to date.

Purchase Price Allocation for Apartment Community Acquisitions

In connection with the acquisition of an apartment community, we perform a valuation and allocation to each asset and liability acquired in such transaction, based on their estimated fair values at the date of acquisition. The valuation of assets acquired subsequent to July 1, 2001, the effective date of SFAS No. 141, "Business Combinations," includes both tangible assets and intangible assets. Tangible asset values, consisting of land, buildings and improvements, and furniture, fixtures and equipment, are reflected in real estate assets and depreciated over their estimated useful lives. Intangible asset values, consisting of at-market, in-place leases and resident relationships, are reflected in other assets and amortized over the average remaining lease term of the acquired resident relationships.

Cash and Cash Equivalents

All investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash

Restricted cash is primarily comprised of residential security deposits, tax escrow funds, repairs and maintenance reserve funds and principal escrow deposits for tax-exempt bonds. In certain situations, we have deposited sales proceeds into escrow accounts to fund development and acquisition activities.

Deferred Financing Costs and Amortization

Deferred financing costs include fees and costs incurred to obtain financing and are capitalized and amortized over the terms of the related notes payable.

Interest Rate Protection Agreements and Derivative Instruments

In the ordinary course of business, we are exposed to interest rate risks. We periodically seek input from third party consultants regarding market interest rate and credit risk in order to evaluate our interest rate exposure. In certain situations, we may utilize derivative financial instruments in the form of rate caps, rate swaps or rate locks to hedge interest rate exposure by modifying the interest rate characteristics of related balance sheet instruments and prospective financing transactions. We do not utilize such instruments for trading or speculative purposes. Derivatives used as hedges must be effective at reducing the risk associated with the exposure being hedged; correlate in notional amount, rate, and term with the balance sheet instrument being hedged and be designated as a hedge at the inception of the derivative contract.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective for us beginning January 1, 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We had no derivative instruments in place as of January 1, 2001 and we have not put any new derivative instruments in place since then.

Stock Options

At December 31, 2003, we had one stock-based employee compensation plan, which is described more fully in Note 16. Beginning January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure," for stock-based employee compensation. Under the prospective method of adoption selected by us, the recognition provisions of SFAS No. 123 apply to all new employee option awards granted after December 31, 2002. Prior option awards will continue to be accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized since all options have been granted with an exercise price equal to the fair value of our common shares on the date of grant. Had compensation cost on option awards through December 31, 2002 been determined using the fair value method consistent with SFAS No. 123, our net income available to common shareholders and earnings per share would have been reduced to the following pro forma amounts:

	2003	2002	2001
Net income available to common shareholders, as reported	**$49,062**	$45,661	$55,074
Deduct: Total stock-based employee compensation expense determined under fair value based method for all option awards	**(22)**	(283)	(438)
Net income available to common shareholders, pro forma	**$49,040**	$45,378	$54,636
Earnings Per Share:			
Basic – as reported	**$ 1.89**	$ 1.85	$ 2.30
Basic – pro forma	**$ 1.89**	$ 1.84	$ 2.29
Diluted – as reported	**$ 1.87**	$ 1.85	$ 2.29
Diluted – pro forma	**$ 1.87**	$ 1.84	$ 2.27

To date, options have been granted with an exercise price equal to the fair value of our common shares on the dates the options were granted. At December 31, 2003, 598 common shares are subject to outstanding options granted to our officers, employees and trustees. These outstanding options have exercise prices ranging from $20.38 to $30.20 and a weighted average remaining contractual life of 4.9 years at December 31, 2003.

A summary of the options activity for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**893**	**$25.64**	1,196	$25.64	1,794	$25.52
Granted	**–**	**–**	15	30.20	13	27.95
Forfeited	**(4)**	**26.31**	(23)	26.53	(13)	26.02
Exercised	**(291)**	**25.46**	(295)	25.77	(598)	25.34
Outstanding at end of year	**598**	**$25.73**	893	$25.64	1,196	$25.64
Exercisable at end of year	**598**	**$25.73**	628	$25.10	716	$25.14

The weighted average fair value of options granted is $4.29 and $3.18 for 2002 and 2001, respectively. The fair value of each option grant as of the date of grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2002 and 2001, respectively: risk-free interest rates of 4.36% and 5.12%; expected lives of 4.67 and 5.20; dividend yields of 7.98% and 8.62%; and expected volatility of 31% and 27%. There were no options granted during 2003.

(Amounts in Thousands, Except Property and Per Share Data)

Treasury Shares

Our share repurchases under our common equity repurchase program are reflected as treasury shares utilizing the cost method of accounting and are presented as a reduction to shareholders' equity. As disclosed in Note 16, we have made certain grants of unrestricted and restricted shares with treasury shares. The value of such share grants issued is recorded to the additional paid-in capital component of shareholders' equity after relieving the treasury shares component of shareholders' equity utilizing the first-in, first-out method of accounting.

Recent Accounting Pronouncements

In June 2001, SFAS No. 141, "Business Combinations," (effective for us July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets," (effective for us January 1, 2002) were issued. These standards govern business combinations, asset acquisitions and the accounting for acquired intangibles. We determine whether intangible assets related to at-market, in-place leases and resident relationships were acquired as part of the acquisition of an apartment community. The resulting intangible assets are recorded at their estimated fair market values at the date of acquisition and amortized over the average remaining lease term of the acquired resident relationships. The adoption of SFAS No. 141 and SFAS No. 142 did not have a significant impact on our financial statements.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (effective for us January 1, 2002) was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and among other factors, establishes criteria beyond that previously specified in SFAS No. 121 to determine when a long-lived asset is to be considered as held for sale. The impairment provisions of SFAS No. 144 are similar to SFAS No. 121 and the adoption thereof did not have a significant impact on our financial statements. As discussed further in Note 5, SFAS No. 144 also requires that the gains and losses from the disposition of certain real estate assets and the related historical operating results be reflected as discontinued operations in the statements of operations for all periods presented. We redeploy capital through the reinvestment of asset disposition proceeds into our business in order to enhance total returns to shareholders. Although net income is not affected, we expect to continue to reclassify results previously included in continuing operations to discontinued operations for any future qualifying dispositions in accordance with SFAS No. 144.

In April 2002, SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," was issued. SFAS No. 145 (effective for us January 1, 2003), among other things, eliminates the requirement that all gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item. However, a gain or loss arising from such an event or transaction would continue to be classified as an extraordinary item if the event or transaction is both unusual in nature and infrequent in occurrence per the criteria in APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As part of the transition guidance, although net income would not be affected, gains and losses from debt extinguishment in prior periods that do not meet the criteria in APB No. 30 must be reclassified to continuing operations for all periods presented. We adopted SFAS No. 145 on January 1, 2003 and, as a result, reclassified our May 2002 extraordinary loss on early extinguishment of debt, net of minority interest, of $1.4 million to "unusual items" and "minority interest of common unitholders in Operating Partnership" within continuing operations. This loss on early extinguishment of debt is related to the re-issuance of $48.4 million of tax-exempt bond indebtedness (Notes 7 and 12).

In November 2002, FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued (Note 6). It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our financial statements.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," was issued. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both interim and annual financial statements about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. We adopted this standard effective for our fiscal year ended December 31, 2002, resulting in additional disclosures related to our stock-based compensation plan as presented above under "stock options." We began expensing stock-based employee compensation under the fair value recognition provisions of SFAS No. 123 on a prospective basis beginning January 1, 2003. Due to our limited use of options as a form of compensation since 1999, the adoption of this accounting standard did not have a significant impact on our financial statements.

In January 2003, FIN 46, "Consolidation of Variable Interest Entities," was issued. In general, a variable interest entity ("VIE") is an entity that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Until now, a company generally has only consolidated another entity in its financial statements if it controlled the entity through voting interests. FIN 46 changes that by requiring a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns or both. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and effective January 1, 2004 for VIEs created prior to February 1, 2003. The adoption of the applicable portions of FIN 46 in 2003 did not have a significant impact on our financial statements. We do not believe that the final adoption of FIN 46 will result in the consolidation of any previously unconsolidated entities.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," was issued. SFAS No. 150 (effective for us July 1, 2003) establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Upon adoption of SFAS No. 150, we reclassified our mandatorily redeemable Series Z Preferred Shares to the liability section of our balance sheet and, beginning July 1, 2003, have recorded dividends on the Series Z Preferred Shares as interest expense in our statements of operations. The adoption of SFAS No. 150 did not have a significant impact on our financial statements.

In July 2003, EITF Abstracts, Topic No. D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," was clarified. Topic No. D-42 requires that, in arriving at net earnings available to common shareholders in the calculation of earnings per share, the excess of (1) the fair value of the consideration transferred to the holders of preferred stock over (2) the carrying amount of the preferred stock in the balance sheet be subtracted from net earnings. In July 2003, it was clarified that the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders' equity section those costs were initially classified upon issuance. Prior to this clarification, we had not considered issuance costs in determining the carrying amount of preferred stock. This clarification of Topic No. D-42 was required to be reflected retroactively in the third quarter of 2003, by restating the financial statements of prior periods in accordance with the provisions of paragraphs 27-30 of APB Opinion No. 20, "Accounting Changes." We redeemed our Series B Preferred Units and Series A Preferred Shares in November 2003 and August 2002, respectively. The redemption price of the Series B Preferred Units and Series A Preferred Shares exceeded the related carrying value by issuance costs originally incurred and classified as a reduction to partners' capital and shareholders' equity of $1.3 million and $4.0 million, respectively. In accordance with this clarification, we have subtracted the $1.3 million and $4.0 million original issuance costs in arriving at net income and net income available to common shareholders for the years ended December 31, 2003 and 2002, respectively. We will also apply the provisions of Topic No. D-42 to any future redemptions of preferred stock.

(Amounts in Thousands, Except Property and Per Share Data)

5. DISCONTINUED OPERATIONS

We adopted SFAS No. 144 effective January 1, 2002 which requires, among other things, that the operating results of specified real estate assets which have been sold subsequent to January 1, 2002, or otherwise qualify as held for disposition (as defined by SFAS No. 144), be reflected as discontinued operations in the consolidated statements of operations for all periods presented. We sold five wholly-owned operating real estate assets during 2003 and four wholly-owned operating real estate assets during 2002. However, we retained management of two of the assets sold during 2002. Due to our continuing involvement with the operations of the two assets sold for which we retained management, the operating results of these assets are included in continuing operations. The operating results for the seven remaining wholly-owned assets sold for which we did not retain management are reflected as discontinued operations in the accompanying statements of operations for all periods presented. Interest expense has been allocated to the results of the discontinued operations in accordance with EITF No. 87-24. We had no assets that qualified as held for disposition as defined by SFAS No. 144 at December 31, 2003 or 2002.

Condensed financial information of the results of operations for the real estate assets sold reflected as discontinued operations is as follows:

	Years Ended December 31,		
	2003	2002	2001
Total property revenues	**$ 9,708**	$18,017	$18,711
Property operating and maintenance expense (exclusive of items shown separately below)	**4,001**	7,797	7,177
Real estate asset depreciation and amortization	**1,926**	3,342	3,337
Interest expense	**1,112**	2,122	1,805
Total expenses	**7,039**	13,261	12,319
Operating income from discontinued operations	**2,669**	4,756	6,392
Minority interest of common unitholders in Operating Partnership	**(480)**	(926)	(1,313)
Operating income from discontinued operations, net of minority interest	**2,189**	3,830	5,079
Gain on disposition of discontinued operations	**37,693**	9,829	–
Minority interest of common unitholders in Operating Partnership	**(5,995)**	(1,910)	–
Gain on disposition of discontinued operations, net of minority interest	**31,698**	7,919	–
Income from discontinued operations, net of minority interest	**$33,887**	$11,749	$ 5,079

6. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

Our interests in the following unconsolidated joint ventures are accounted for using the equity method of accounting. The other investors in these joint ventures are independent third parties.

	Ownership Interest as of December 31,	
Joint Venture	**2003**	2002
Arbors of Harbortown JV ("Harbortown JV")	**25.00%**	25.00%
Gables Residential Apartment Portfolio JV ("GRAP JV")	**20.00%**	20.00%
Gables Residential Apartment Portfolio JV Two ("GRAP JV Two")	**20.00%**	20.00%
CMS Tennessee Multifamily JV ("CMS JV")	**8.26%**	8.26%

Condensed financial information of the unconsolidated joint ventures is as follows:

	December 31, 2003					December 31, 2002
Balance Sheet Summary:	**Harbor-town**	**GRAP**	**GRAP Two**	**CMS**	**Total**	Total
Real estate assets	**$16,376**	**$48,411**	**$109,841**	**$64,347**	**$238,975**	$224,555
Less: accumulated depreciation	**(5,163)**	**(7,291)**	**(5,658)**	**(7,856)**	**(25,968)**	(17,497)
Net real estate assets	**11,213**	**41,120**	**104,183**	**56,491**	**213,007**	207,058
Other assets	**3,463**	**620**	**2,625**	**3,241**	**9,949**	8,990
Total assets	**$14,676**	**$41,740**	**$106,808**	**$59,732**	**$222,956**	$216,048
Mortgage debt	**$16,350**	**$28,000**	**$ 64,315**	**$51,679**	**$160,344**	$146,575
Other liabilities	**708**	**141**	**2,882**	**1,900**	**5,631**	6,492
Partners' capital	**(2,382)**	**13,599**	**39,611**	**6,153**	**56,981**	62,981
Total liabilities and partners' capital	**$14,676**	**$41,740**	**$106,808**	**$59,732**	**$222,956**	$216,048
Our investment in JV	**$ 605**	**$ 2,991**	**$ 8,284**	**$ (424)**	**$ 11,456**	$ 12,256

	Years Ended December 31,		
Income Statement Summary:	**2003**	2002	2001
Revenues	**$27,833**	$22,927	$23,617
Property operating and maintenance expense (exclusive of items shown separately below)	**12,583**	9,784	10,170
Interest expense	**6,563**	6,008	7,933
Depreciation and amortization expense	**8,983**	7,256	6,981
Other expense	**345**	350	806
Total expenses	**28,474**	23,398	25,890
Income (loss) before gain on sale	**(641)**	(471)	(2,273)
Gain on sale of real estate assets	**–**	–	12,170
Income (loss) from continuing operations	**(641)**	(471)	9,897
Income from discontinued operations, including gain on sale	**42**	16,920	1,008
Net income (loss)	**$ (599)**	$16,449	$10,905
Our equity in income of JV	**$ 265**	$ 2,900	$ 242

(Amounts in Thousands, Except Property and Per Share Data)

Arbors of Harbortown JV

The Arbors of Harbortown JV was formed in May 1990 to develop, own and operate the Arbors of Harbortown community located in Memphis comprising 345 apartment homes. We have a 25% ownership interest in this venture. The Arbors of Harbortown apartment community is secured by a $16.4 million tax-exempt bond obligation which bears interest at a low-floater rate. The credit enhancement for the bond obligation is provided by our venture partner and expires in May 2006. The maturity date of the underlying bond issue is April 2013. None of the bond indebtedness is recourse to us.

Gables Residential Apartment Portfolio JV

The Gables Residential Apartment Portfolio JV was formed in March 1999 to develop, own and operate eight multifamily apartment communities comprising 2,471 apartment homes located in four of our markets. Our economic ownership interest in the venture was 23.75% and 22% for the years ended December 31, 2003 and 2002, respectively, and 20% for the period from inception to December 31, 2001. During 1999, we contributed our interest in the land and development rights associated with these eight communities to the venture with a value of $81.5 million in return for (1) cash of $65.1 million and (2) an increase to our capital account in the GRAP JV of $16.4 million.

We serve as the managing member of the venture and have responsibility for all day-to-day operating matters. We also serve as the property manager, developer and general contractor for construction activities. The $238 million capital budget for the development of the eight communities was funded with 50% equity and 50% debt. The equity component was funded 80% by our venture partner and 20% by us. Our portion of the equity was funded through contributions of cash and property. As of December 31, 2000, we had funded our total equity commitment of $23.8 million to the joint venture.

On March 30, 2001, we acquired the membership interests of our venture partner in two of the communities located in South Florida comprising 532 apartment homes. In April 2001, development and lease-up activities at Gables State Thomas Ravello located in Dallas comprising 290 apartment homes were suspended due to water infiltration issues, and all residents were subsequently relocated. On September 28, 2001, we acquired the membership interest of our venture partner in this community.

In March 2002, the venture sold an apartment community located in South Florida comprising 320 apartment homes and an apartment community located in Houston comprising 382 apartment homes. In July 2002, the venture sold an apartment community located in Dallas comprising 222 apartment homes. In September 2002, the venture sold an apartment community located in South Florida comprising 290 apartment homes. Our share of the net proceeds after repayment of construction loan indebtedness of $46.7 million was $10.7 million, resulting in a gain of $2.6 million.

The remaining community owned by the venture located in Atlanta comprising 435 apartment homes is currently secured by a $28.0 million permanent loan that bears interest at a fixed rate of 4.2% and matures in November 2008. None of this indebtedness is recourse to us.

Gables Residential Apartment Portfolio JV Two

The Gables Residential Apartment Portfolio JV Two was formed in March 2001 to develop, own and operate five multifamily apartment communities comprising 1,153 apartment homes, located in three of our markets. Since inception, our economic ownership interest in the venture has been 20%. During 2001, we contributed our interest in the land and development rights associated with three of these communities to the venture with a value of $23.1 million in return for (1) cash of $18.5 million and (2) an increase to our capital account in the GRAP JV Two of $4.6 million. The venture subsequently acquired the parcels of land for the remaining two communities directly from the seller.

We serve as the managing member of the venture and have responsibility for all day-to-day operating matters. We also serve as the property manager, developer and general contractor for construction activities. The capital budget for the development of the five communities is $119 million which is expected to be funded with equity of $51 million and debt of $68 million. The equity component is being funded 80% by our venture partner and 20% by us. Our portion of the equity will be funded through contributions of cash and property. As of December 31, 2003, we had funded $9 million of our budgeted $10 million equity commitment to the joint venture. As of December 31, 2003, construction was complete with respect to four of the communities and three of these completed communities had reached a stabilized occupancy level.

At December 31, 2003, three of the five communities owned by the venture are secured by construction loans. The construction loans have initial maturity dates ranging from April 2004 to June 2005, with various extension options that, if exercised, would result in final maturity dates ranging from April 2006 to June 2007. As of December 31, 2003, there was an aggregate of $24.8 million of indebtedness outstanding under these construction loans which currently bear interest at spreads over LIBOR ranging from 1.45% to 1.70%. The remaining two communities owned by the GRAP JV Two are secured by permanent loans totaling $39.5 million which mature in November 2008 and bear interest at fixed rates of 4.25% and 4.30%. None of the indebtedness associated with these two permanent loans is recourse to us. We do, however, have a limited payment guaranty on two of the remaining three construction loans with committed fundings aggregating $21.8 million. Pursuant to the limited guaranty, we are obligated to pay to the lender a stipulated percentage of all amounts of principal, interest and any other indebtedness becoming due and payable on the loans that is not paid by the borrower, subject to a maximum guaranteed amount of $7.2 million. At December 31, 2003, there is $16.4 million of principal outstanding under these loans and the portion of this principal that is recourse to us is $6.1 million. These loans have initial maturity dates of October 2004 and June 2005 and have two extension options that, if exercised, would result in final maturity dates of April 2007 and June 2007, respectively. There are no principal amortization requirements through the initial maturity dates. The inability of the venture to pay any principal or interest under these loans when due would require us to perform under this guaranty obligation. To the extent we are required to make a payment to the lender under the guaranty agreement, our venture partner would be obligated to pay us its share of that payment based on its ownership interest percentage in the venture. We have not recorded a liability on our accompanying consolidated balance sheets in connection with this recourse obligation that was entered into prior to January 1, 2003.

CMS Tennessee Multifamily JV

In December 2000, we sold substantially all of our interests in three apartment communities located in Nashville and Memphis, comprising 1,118 apartment homes, to the CMS Tennessee Multifamily JV which was created to own and operate these apartment communities. At inception, we had a 1% general partner interest and an 8% limited partner interest in this venture. Our venture partner contributed additional capital to the venture in 2001 which diluted our limited partner interest to 7.26%. Our initial capital investment in the joint venture of $1.0 million has been substantially offset by $1.0 million in eliminated gain associated with our minority interest ownership in the underlying assets sold. Each of the three apartment communities owned by the venture is secured by a conventional fixed-rate loan with a maturity of January 2011. As of December 31, 2003, there was an aggregate $51.7 million of indebtedness outstanding under these loans which bears interest at a rate of 7.22%. None of this indebtedness is recourse to us.

Metropolitan Apartments JV

The Metropolitan Apartments JV was formed in December 1993 to develop, own and operate the Gables Metropolitan Uptown community located in Houston comprising 318 apartment homes. We held a 25% ownership interest in this venture through July 31, 2001. On August 1, 2001, we acquired the 75% interest of our venture partner in the Gables Metropolitan Uptown community.

(Amounts in Thousands, Except Property and Per Share Data)

Related-Party Transactions and Relevant Accounting Policies

Management fees for services provided to these unconsolidated joint ventures totaled $1,056, $1,090 and $1,276 for the years ended December 31, 2003, 2002 and 2001, respectively. We provide development and construction services to the GRAP JV and GRAP JV Two in return for development and construction fees. We calculate our net development profit associated with these services based on the fees contractually owed to us by the venture and the amount of direct internal overhead associated with the provision of such services that will be charged against those fees. We then recognize into income 80% of the net development profit when earned using the percentage of completion method. The remaining 20% is eliminated and classified as a reduction to our investment in joint venture account. As general contractor, we are responsible for funding any construction cost overruns. As general contractor and venture partner, we are entitled to an incentive fee on any construction cost savings. During 1999, we had accrued $425 in incentive fees from the GRAP JV that were reversed in 2001 as a result of the cost overruns associated with the water infiltration issues at Gables State Thomas Ravello. During 2003, we recognized $403 in final incentive fees from the GRAP JV and $103 in incentive fees from the GRAP JV Two. Development and construction fees from unconsolidated joint ventures, inclusive of incentive fees, of $1,246, $1,577 and $2,092 for the years ended December 31, 2003, 2002 and 2001, respectively, were recognized in ancillary services revenues in the accompanying statements of operations.

We generated a gain of $3.5 million in connection with our contribution of land and development rights to the GRAP JV Two. We recognized 80% or $2.8 million of the gain into income when earned using the percentage of completion method. The $0.7 million in eliminated gain has been classified as a reduction to our investment in joint venture account. During the years ended December 31, 2002 and 2001, we recognized $1.2 million and $1.6 million, respectively, of the $2.8 million gain. We generated a gain of $10.9 million in connection with the sale of our real estate asset interests to the CMS JV. We recognized 91% or $9.9 million of the gain into income on the December 2000 sale date. The $1.0 million in eliminated gain has been classified as a reduction to our investment in joint venture account. There was no gain or loss in connection with the contribution of land and development rights to the GRAP JV.

We record our share of income from unconsolidated joint ventures based on our economic ownership interest therein, after making any necessary adjustments to conform to our accounting policies. The gain on sale of real estate assets by the GRAP JV of $12,170 in 2001 pertains entirely to sales of real estate assets from the venture to us. We eliminated our share of the gain on sale in consolidation and, as a result, our equity in income of joint ventures of $242 in 2001 excludes our share of the gain.

Our investment in joint ventures is based on the fair value of our cash and real estate asset contributions thereto and includes capitalized interest on our investment account during the construction period of the underlying real estate assets. Eliminations of any development and construction fees and gains, as applicable, associated with our minority ownership interest in the joint ventures are classified as a reduction to our investment in joint ventures.

The initial basis in the real estate assets we acquired from our joint ventures is equal to the purchase price paid to the venture or venture partner, as applicable, after elimination of our share of any underlying gain. In addition, other outside basis differences associated with capitalized interest and the 20% development and construction fee eliminations are included in real estate assets.

7. NOTES PAYABLE

Notes payable consist of the following:

	December 31, 2003	2002
Unsecured senior notes payable	**$ 470,000**	$470,000
Tax-exempt variable-rate notes payable	**170,955**	170,955
Secured conventional fixed-rate notes payable	**117,501**	137,351
Unsecured variable-rate credit facilities	**115,195**	75,608
Unsecured tax-exempt fixed-rate notes payable	**48,365**	48,365
Unsecured conventional fixed-rate notes payable	**30,682**	31,151
Secured variable-rate construction loans	**29,852**	4,389
Secured tax-exempt fixed-rate notes payable	**20,550**	20,755
Total notes payable	**$1,003,100**	$958,574

Unsecured Senior Notes Payable

In March 1998, we issued $100,000 of senior unsecured notes which bear interest at 6.80%, were priced to yield 6.84% and mature in March 2005. In February 2001, we issued $150,000 of senior unsecured notes which bear interest at 7.25%, were priced to yield 7.29% and mature in February 2006. In July 2002, we issued $180,000 of senior unsecured notes which bear interest at 5.75%, were priced to yield 5.81% and mature in July 2007. In September 2002, we issued $40,000 of senior unsecured notes in two series in a private placement to an institutional investor: $30,000 of notes which bear interest at 5.86% and mature in September 2009 and $10,000 of notes which bear interest at 6.10% and mature in September 2010 (Note 3).

Tax-Exempt Variable-Rate Notes Payable Totaling $44,930

The variable-rate mortgage notes payable securing tax-exempt bonds totaling $44,930 are comprised of four loans, each of which is collateralized by an apartment community included in real estate assets. These bonds bear interest at variable rates of interest that are adjusted weekly based upon a negotiated rate. The interest rates in effect at December 31, 2003 and 2002 were 1.25% and 1.55%, respectively. Effective interest rates were 1.05%, 1.40% and 2.68% for the years ended December 31, 2003, 2002 and 2001, respectively. From October 1997 to February 2003, the bonds were enhanced by four letters of credit provided by a $45,820 letter of credit facility that had a maturity date of October 2003. The fee for the letters of credit under this facility was 0.95% per annum. In February 2003, the $45,820 of letters of credit were reissued under our $300 million credit facility with a maturity date of May 2005. The fee for the letters of credit under this facility is currently 0.85% per annum and is equal to the spread over LIBOR for syndicated borrowings under the $300 million credit facility. Three of the underlying bond issues mature in December 2025 and the fourth matures in August 2024.

Tax-Exempt Variable-Rate Notes Payable Totaling $126,025

We have seven variable-rate bond issues totaling $126,025 at December 31, 2003 and 2002 that were assumed in connection with the South Florida acquisition. These bonds bear interest at variable rates of interest that are adjusted weekly based upon a negotiated rate. The interest rates in effect at December 31, 2003 and 2002 averaged 1.23% and 1.38%, respectively. Effective interest rates averaged 1.08%, 1.42% and 2.65% for the years ended December 31, 2003, 2002 and 2001, respectively. These bond issues are enhanced by letters of credit provided by a letter of credit facility entered into on April 1, 1998 (the "South Florida Enhancement Facility"). The fee for the letters of credit under this facility is 1.0% per annum. The facility has an initial term of ten years with three five-year extension options and is collateralized by (1) each apartment community induced for tax-exempt financing for which a letter of credit is issued and outstanding and (2) two additional communities. The maturity dates of the underlying bond issues range from December 2005 to April 2036.

(Amounts in Thousands, Except Property and Per Share Data)

Secured Conventional Fixed-Rate Notes Payable

At December 31, 2003 and 2002, the fixed-rate notes payable are comprised of seven and nine loans, respectively, collateralized by ten and twelve apartment communities included in real estate assets, respectively. In November 2003, we repaid two fixed-rate notes payable with a scheduled maturity date of January 2004 totaling $18,672 that were collateralized by two apartment communities and bore interest at 7.13%. There were no prepayment penalties associated with this repayment. At December 31, 2003, the interest rates on these notes payable ranged from 6.75% to 8.77% (weighted average of 7.82%) and the maturity dates ranged from December 2005 to February 2011. Principal amortization payments are required for five of the seven loans based on amortization schedules ranging from 27 to 30 years.

$300 Million Credit Facility

We have an unsecured revolving credit facility with a committed capacity of $300 million provided by a syndicate of banks that has a maturity date of May 2005. This facility was modified in February 2003 and December 2003 to, among other things, increase the committed capacity under the facility from $225 million to $252 million and from $252 million to $300 million, respectively. Syndicated borrowings under this facility currently bear interest at our option of LIBOR plus 0.85% or prime minus 0.25%. Fees for letters of credit issued under this facility are equal to the spread over LIBOR for syndicated borrowings. In addition, we pay a facility fee currently equal to 0.20% of the $300 million committed capacity. The spread over LIBOR for syndicated borrowings and the facility fee may be adjusted up or down based on changes in our senior unsecured credit ratings and our leverage ratios. There are five stated pricing levels for (1) the spread over LIBOR for syndicated borrowings ranging from 0.70% to 1.25% and (2) the facility fee ranging from 0.15% to 0.30%. A competitive bid option is available for borrowings up to 50% of the $300 million committed capacity, or $150 million. This option allows participating banks to bid to provide us loans at a rate that is lower than the stated rate for syndicated borrowings. At December 31, 2003, we had outstanding under the facility (1) $101,000 in borrowings outstanding under the competitive bid option at an average interest rate of 1.62% and (2) $47,599 of letters of credit, including $45,820 of letters of credit enhancing four tax-exempt variable rate notes payable totaling $44,930. Thus, we had $151,401 of availability under the facility at December 31, 2003. At December 31, 2002, we had $40,000 in borrowings outstanding under the facility under the competitive bid option at an average interest rate of 1.91%. We expect to renew and/or renegotiate the facility prior to the May 2005 maturity date; however, there can be no assurance that such renewal and/or renegotiation will occur.

$75 Million Borrowing Facility

We have a $75 million unsecured borrowing facility with a bank that has a maturity date of May 2005. The interest rate and maturity date related to each advance under this facility is agreed to by both parties prior to each advance. At December 31, 2003 and 2002, we had $12,554 and $34,723, respectively, in borrowings outstanding under this facility at an interest rate of 1.60% and 1.85%, respectively.

$10 Million Credit Facility

We have a $10 million unsecured revolving credit facility with a bank that has a maturity date of May 2005. Borrowings under this facility bear interest at the same scheduled interest rates for syndicated borrowings as the $300 million credit facility described above. At December 31, 2003 and 2002, we had $1,641 and $885 in borrowings outstanding under this facility at an interest rate of 2.02% and 2.35%, respectively.

Unsecured Tax-Exempt Fixed-Rate Notes Payable

At December 31, 2003 and 2002, the unsecured tax-exempt fixed-rate indebtedness was comprised of a bond issuance with a principal balance of $48,365 that was collateralized by three communities induced for tax-exempt financing and three additional communities through May 2002. In May 2002, we called these bonds which had an interest rate of 6.375% and reissued the bonds on an unsecured basis at an interest rate of 4.75% with a maturity date of July 2004. In connection with the early extinguishment of the debt, we incurred a prepayment penalty of $1,451 and wrote-off unamortized deferred financing costs of $236 (Notes 4 and 12). The called bonds required monthly principal amortization payments based on a 30-year amortization schedule that were retained in an escrow account and were not applied to reduce the outstanding principal balance of the loan. Such principal payments held in escrow totaling $4,121 were released in May 2002. There are no required principal amortization payments on the reissued bonds. This refinancing transaction allowed us to improve our debt constant by 2.75%, unencumber six communities comprising 2,028 apartment homes and achieve a net present value result. The three underlying tax-exempt bond issues mature in July 2024.

Unsecured Conventional Fixed-Rate Notes Payable

At December 31, 2003 and 2002, the unsecured conventional fixed-rate indebtedness was comprised of three notes payable totaling $30,682 and $31,151, respectively. The notes payable have interest rates ranging from 5.25% to 8.62% (weighted average of 8.38%) and maturity dates that range from December 2007 to November 2018. Principal amortization payments are required based on amortization schedules ranging from 20 to 30 years.

Secured Variable-Rate Construction Loans

At December 31, 2002, we had drawn $4,389 of committed fundings under four construction-related financing vehicles for two wholly-owned development communities totaling $42,972 from a bank. During 2003, we obtained committed fundings under four additional construction-related financing vehicles for two wholly-owned development communities totaling $35,118. At December 31, 2003, we had drawn $29,852 under these eight vehicles and therefore have $48,238 of remaining capacity. Borrowings under four of these vehicles with committed fundings totaling $70,991 bear interest at LIBOR plus 1.50% and borrowings under the remaining four vehicles with committed fundings totaling $7,099 bear interest at the greater of LIBOR plus 3.0% or 7.5%. Borrowings under these secured financing vehicles are made *pari passu* with each advance and bear interest at a weighted average rate of 3.10% and 3.25% at December 31, 2003 and 2002, respectively.

Secured Tax-Exempt Fixed-Rate Notes Payable

At December 31, 2003 and 2002, the secured tax-exempt fixed-rate indebtedness was comprised of two loans. The first loan, with an outstanding principal balance of $10,725 and $10,930 as of December 31, 2003 and 2002, respectively, represents a tax-exempt bond financing secured by one apartment community. The bond issue, which has a maturity date of January 2025, was credit enhanced for an annual fee of 0.60% and bears interest at a rate of 7.03%. Monthly escrow payments are required each year based on the annual principal payment due to the bondholders. The second loan represents a tax-exempt bond issue for $9,825 assumed in connection with the South Florida acquisition that bore interest at a rate of 4.65% and was enhanced by the South Florida Enhancement Facility described above. The bonds were repaid on the February 2004 maturity date.

(Amounts in Thousands, Except Property and Per Share Data)

Maturities

The aggregate maturities of our notes payable at December 31, 2003 is as follows:

2004	$ 59,823
2005	278,720
2006	234,745
2007	208,173
2008	91,596
2009 and thereafter	130,043
Total	$1,003,100

Outstanding indebtedness for each tax-exempt bond issue is reflected in the preceding table using the earlier of the related bond maturity date or the bond enhancement facility maturity date, as applicable.

Restrictive Covenants

Our secured and unsecured debt agreements generally contain representations, financial and other covenants and events of default typical for each specific type of facility or borrowing.

The indentures under which our publicly traded and other unsecured debt securities have been issued contain the following limitations on the incurrence of indebtedness: (1) a maximum leverage ratio of 60% of total assets; (2) a minimum debt service coverage ratio of 1.50:1; (3) a maximum secured debt ratio of 40% of total assets; and (4) a minimum amount of unencumbered assets of 150% of total unsecured debt. Our indentures also include other affirmative and restrictive covenants.

Our ability to borrow under our unsecured credit facilities and secured construction loans is subject to our compliance with a number of financial covenants, affirmative covenants and other restrictions on an ongoing basis. The principal financial covenants impacting our leverage at December 31, 2003 are: (1) our total debt may not exceed 57.5% of our total assets; (2) our annualized interest coverage ratio may not be less than 2.0:1; (3) our annualized fixed charge coverage ratio may be not less than 1.75:1; (4) our total secured debt may not exceed 35% of our total assets, and the recourse portion of our secured debt may not exceed 10% of our total assets; (5) our unencumbered assets may not be less than 175% of our total unsecured debt; (6) our tangible net worth may not be less than $742.8 million; and (7) our floating rate debt may not exceed 30% of our total assets. Such financing vehicles also restrict the amount of capital we can invest in specific categories of assets, such as unimproved land, properties under construction, non-multifamily properties, debt or equity securities, and unconsolidated affiliates.

In addition, we have a covenant under our unsecured credit facilities and secured construction loans that restricts the ability of the Operating Partnership to make distributions in excess of stated amounts, which in turn restricts our ability to declare and pay dividends. In general, during any fiscal year, the Operating Partnership may only distribute up to 100% of its consolidated income available for distribution. This provision contains an exception to this limitation to allow the Operating Partnership to make any distributions necessary to (1) allow us to maintain our status as a REIT or (2) distribute 100% of our taxable income at the REIT level. We do not anticipate that this provision will adversely affect the ability of the Operating Partnership to make distributions sufficient for us to pay dividends under our current dividend policy.

Our credit facilities, construction loans and indentures are cross-defaulted and also contain cross default provisions with other of our material indebtedness. We were in compliance with covenants and other restrictions included in our debt agreements as of December 31, 2003. The indentures and the $300 million credit facility agreement containing the financial covenants discussed above, as well as the other material terms of our indebtedness, including definitions of the many terms used in and the calculations required by financial covenants, have been filed with the Securities and Exchange Commission as exhibits to our periodic or other reports.

The tax-exempt bonds contain certain covenants which require a certain percentage of the apartments in such communities to be rented to individuals based upon income levels specified by U.S. government programs.

Pledged Assets

The aggregate net book value at December 31, 2003 of real estate assets pledged as collateral for indebtedness was $458,647.

8. COMMITMENTS AND CONTINGENCIES

Development and Construction Commitments

We currently have six communities under development that are expected to comprise 1,930 apartment homes upon completion and an indirect 20% ownership interest in one development community that is expected to comprise 76 apartment homes upon completion. The estimated costs to complete the development of these assets total $100 million at December 31, 2003, including $1 million of costs that we are obligated to fund for the co-investment development community and $5 million of costs pertaining to the single-family lot development adjacent to our Gables Montecito development community. These costs are expected to be initially funded by $19 million in construction loan proceeds and $81 million in borrowings under our credit facilities.

At December 31, 2003, we owned two parcels of land on which we intend to develop two communities that we currently expect will comprise 453 apartment homes. We also had rights to acquire additional parcels of land, either through options or long-term conditional contracts, on which we believe we could develop ten communities that we currently expect would comprise an estimated 2,514 apartment homes. In January 2004, we exercised one of such acquisition rights and acquired a parcel of land for the future development of a community in South Florida that we currently expect will comprise an estimated 261 apartment homes. Any future development is subject to obtaining permits and other governmental approvals, as well as our ongoing business review, and may not be undertaken or completed.

We have letter of credit and performance obligations of approximately $1.9 million related to our wholly-owned development and construction activities. As the related development and construction activities are completed, such obligations will be reduced accordingly.

We are currently serving as general contractor for the construction of five apartment communities for third parties and unconsolidated joint ventures under "cost plus a fee" contracts with guaranteed maximum prices on the costs of construction of approximately $57 million in aggregate. The construction of these assets was 27% complete in aggregate at December 31, 2003. Under these contracts, we are obligated to fund any construction cost overruns that are not recovered through a change order. In addition, we are entitled to a share of the savings generated under these contracts, if any, in the form of an incentive fee.

(Amounts in Thousands, Except Property and Per Share Data)

Operating Leases

We are party to two long-term ground leases for two apartment communities in Austin with initial terms expiring in 2044 and 2065. We have paid the ground lease rent in full for these leases through the initial term. The prepaid lease payments, net of accumulated amortization, are included in other assets, net in the accompanying balance sheets. We are party to long-term ground leases for an apartment community in Atlanta and an apartment community in Austin with initial terms expiring in 2075 and 2069, respectively. The payments under the Atlanta lease and the Austin lease are made on a monthly and quarterly basis, respectively. We are also party to operating leases for office space with various terms. Rent incurred under these operating leases was $2,029, $1,785 and $1,398 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease payments under these operating leases at December 31, 2003 are as follows:

2004	$ 2,222
2005	2,298
2006	2,258
2007	2,060
2008	1,707
2009 and thereafter	34,618
Total	$45,163

Archstone Management Services Acquisition

In May 2003, we acquired property management contracts for 10,684 apartment homes in 32 multifamily apartment communities from Archstone Management Services Incorporated. The purchase price of approximately $6.5 million was structured to be paid in three installments based on the retention of the contracts acquired. As of December 31, 2003, we had funded $4.3 million of the purchase price in two installments. The amount of the third installment will be determined and paid in the second quarter of 2004.

Contingencies

The entities comprising Gables are subject to various legal proceedings and claims that arise in the ordinary course of business. We believe that these matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our financial statements.

9. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about the estimated fair value of financial instruments is based on pertinent information available to us as of December 31, 2003 and 2002. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and current estimates of fair value may differ significantly from the amounts presented herein.

We estimate that the fair value of our cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and security deposits approximates the carrying value due to the relatively short term nature of these instruments.

Notes payable with an aggregate carrying value of $1,003,100 and $958,574 had an estimated fair value of $1,045,247 and $1,015,320 at December 31, 2003 and 2002, respectively. The estimated fair value of our notes payable is based on a discounted cash flow analysis using current borrowing rates for notes payable with similar terms and remaining maturities. Such fair value is subject to changes in interest rates. Generally, the fair value will increase as interest rates fall and decrease as interest rates rise.

10. EARNINGS PER SHARE

Basic earnings per share are computed based on net income available to common shareholders and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under our share option and incentive plan and upon conversion of common units. The numerator and denominator used for both basic and diluted earnings per share computations are as follows:

	Years Ended December 31,		
	2003	2002	2001
Basic and diluted income available to common shareholders (numerator):			
Income from continuing operations (net of preferred dividends and original issuance costs associated with preferred redemption) – basic	**$15,175**	$33,912	$49,995
Minority interest of common unitholders in Operating Partnership attributable to continuing operations	**3,215**	8,241	12,936
Income from continuing operations (net of preferred dividends and original issuance costs associated with preferred redemption) – diluted	**$18,390**	$42,153	$62,931
Income from discontinued operations, net of minority interest – basic	**$33,887**	$11,749	$ 5,079
Minority interest of common unitholders in Operating Partnership attributable to discontinued operations	**6,475**	2,836	1,313
Income from discontinued operations – diluted	**$40,362**	$14,585	$ 6,392
Net income available to common shareholders – basic	**$49,062**	$45,661	$55,074
Minority interest of common unitholders in Operating Partnership	**9,690**	11,077	14,249
Net income available to common shareholders – diluted	**$58,752**	$56,738	$69,323
Common shares (denominator):			
Average shares outstanding – basic	**25,920**	24,618	23,890
Incremental shares from assumed conversions of:			
Outstanding common units	**5,426**	5,953	6,263
Stock options	**96**	106	155
Other	**10**	7	6
Average shares outstanding – diluted	**31,452**	30,684	30,314

Options to purchase 578 shares were outstanding at December 31, 2002, but were not included in the computation of diluted earnings per share because the effect was anti-dilutive. There were no anti-dilutive options outstanding at December 31, 2003 and 2001.

11. PROFIT SHARING PLAN

Eligible employees may participate in a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer a portion of their salary on a pre-tax basis. We also make discretionary matching contributions currently equal to 50% of an employee's first 4% salary deferral contribution. Expenses under this plan for each of the three years in the period ended December 31, 2003 were not material.

During January 1996, we added the Gables Residential Trust Stock Fund as an investment option under the plan. The fund is comprised of our common shares. In connection with the addition of this fund to the plan, 100 common shares were registered for issuance under the plan. The plan trustee will purchase our common shares for the fund at the direction of the plan investment committee, either on the open market or directly from us.

(Amounts in Thousands, Except Property and Per Share Data)

12. UNUSUAL ITEMS

Unusual items of $1,687 in 2002 represent the write-off of unamortized deferred financing costs of $236 and a prepayment penalty of $1,451 associated with the early retirement of $48,365 of secured tax-exempt bond indebtedness. Under accounting rules in effect at that time, these costs were classified as an extraordinary item. In connection with the adoption of SFAS No. 145 on January 1, 2003, these costs were reclassified from extraordinary items to unusual items (Notes 4 and 7). These bonds had an interest rate of 6.375% which we were able to re-issue on an unsecured basis at a rate of 4.75%, resulting in a positive net present value.

Unusual items of $8,847 in 2001 are comprised of (1) a $5,006 charge associated with the write-off of building components at Gables State Thomas Ravello that were replaced in connection with a remediation program, (2) $2,200 of severance charges, (3) $920 in reserves associated with certain technology investments and (4) $721 of abandoned real estate pursuit costs resulting from September 2001 events which impacted the U.S. economy.

The $2,200 severance charge in 2001 is associated with organizational changes adopted in the fourth quarter of 2001, including (1) the departure of the chief investment officer effective January 1, 2002, who became entitled to severance benefits in accordance with the terms of his employment agreement and (2) the departure of two senior vice presidents effective in early 2002. These severance costs were paid in 2002 and included approximately $400 of deferred compensation related to the accelerated vesting of restricted shares unvested at the effective date of separation and approximately $730 related to the modification of certain outstanding share options to extend the exercise period and accelerate the vesting thereof.

13. RELATED-PARTY TRANSACTIONS

Transactions with our unconsolidated joint ventures are disclosed in Note 6.

14. SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our senior management group.

We own, operate and develop multifamily apartment communities in major markets located in Texas, Georgia, Florida, Washington, D.C. and Tennessee. Such apartment communities generate rental revenue and other income through the leasing of apartment homes to a diverse base of residents. The operating performance of each of our communities is affected by the supply and demand dynamics within the immediate submarket or neighborhood of the major market that each community is located in. We evaluate the performance of each of our apartment communities on an individual basis. However, because each of our apartment communities has similar economic characteristics, residents, and products and services, our apartment communities have been aggregated into one reportable segment. This segment comprises 93% of our total revenues for each of the three years in the period ended December 31, 2003.

The primary financial measure for our reportable business segment is net operating income (NOI), which represents total property revenues less property operating and maintenance expenses. Property operating and maintenance expenses represent direct property operating and maintenance expenses as reflected in our accompanying statements of operations and exclude certain expenses included in the determination of net income such as property management and other indirect operating expenses, interest expense and depreciation and amortization expense. These items are excluded from NOI in order to provide results that are more closely related to a property's results of operations. NOI is also used by industry analysts and investors to measure operating performance of our apartment communities. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The NOI yield or return on total capitalized costs is an additional measure of financial performance.

NOI from our wholly-owned apartment communities included in continuing operations, and a reconciliation thereof to income from continuing operations before equity in income of joint ventures, gain on sale and minority interest (this caption in the accompanying statements of operations is the most directly comparable GAAP measure to NOI) is as follows:

	Years Ended December 31,		
	2003	2002	2001
Total property revenues	**$220,203**	$209,123	$216,853
Less: Property operating and maintenance expenses	**(79,668)**	(74,279)	(71,467)
Net operating income (NOI)	**$140,535**	$134,844	$145,386
Less other expenses:			
Real estate asset depreciation and amortization	**(50,592)**	(44,557)	(44,268)
Property management (owned and third party)	**(15,169)**	(12,897)	(11,137)
Ancillary services	**(4,255)**	(5,236)	(5,806)
Interest expense and credit enhancement fees	**(44,832)**	(42,349)	(42,885)
Amortization of deferred financing costs	**(1,831)**	(1,336)	(1,038)
General and administrative	**(8,800)**	(7,377)	(7,209)
Corporate asset depreciation and amortization	**(2,046)**	(1,722)	(820)
Unusual items	**–**	(1,687)	(8,847)
Total other expenses	**(127,525)**	(117,161)	(122,010)
Add other revenues:			
Property management revenues	**8,495**	7,309	6,317
Ancillary services revenues	**7,282**	8,317	8,433
Interest income	**173**	378	747
Other revenues	**1,168**	700	569
Total other revenues	**17,118**	16,704	16,066
Income from continuing operations before equity in income of joint ventures, gain on sale and minority interest	**$ 30,128**	$ 34,387	$ 39,442

All other measurements for our reportable business segment are disclosed in our consolidated financial statements.

We also provide management, development and construction, corporate apartment home and brokerage services to third parties and unconsolidated joint ventures. These operations, on an individual and aggregate basis, do not meet the quantitative thresholds for segment reporting set forth in SFAS No. 131.

15. INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our ordinary taxable income at the REIT level to shareholders. It is our current intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to federal income tax on distributed taxable income. Even if we qualify as a REIT, we may be subject to certain state and local taxes on our income and real estate assets, and to federal income and excise taxes on our undistributed taxable income. No provision for federal income taxes has been made in the accompanying consolidated financial statements because we made distributions in excess of our taxable income in each of the three years in the period ended December 31, 2003.

We utilize Gables Residential Services, a taxable REIT subsidiary, to provide management and other services to third parties that a REIT may be prohibited from providing. Taxable REIT subsidiaries are subject to federal, state and local income taxes. The tax attributes of Gables Residential Services are immaterial to the accompanying consolidated financial statements.

(Amounts in Thousands, Except Property and Per Share Data)

Reconciliation of Net Income to Taxable Income

Taxable income differs from net income reported for financial reporting purposes due to differences in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investment in real estate assets, among other things. Taxable gain on real estate sales can also differ from gain reported for financial reporting purposes due to the use of like-kind exchanges that result in deferral of all or a portion of the gain for tax purposes.

As discussed in Note 1, the REIT conducts substantially all of its operations through the Operating Partnership. For income tax reporting purposes, the REIT receives an allocable share of the Operating Partnership's ordinary income and capital gains based on its weighted average ownership interest therein adjusted for certain specially allocated items. In addition, taxable income of the Operating Partnership excludes taxable income or loss of Gables Residential Services. The REIT's allocable share of the Operating Partnership's taxable income for the years ended December 31, 2003, 2002 and 2001 is detailed below:

	2003	2002	2001
	(estimate)	(actual)	(actual)
REIT share of Operating Partnership taxable ordinary income (subject to REIT dividend requirement)	**$28,281**	$24,391	$46,140
REIT share of Operating Partnership taxable capital gains	**9,503**	22,883	8,674
REIT total taxable income	**$37,784**	$47,274	$54,814
Cash dividends paid, including preferred	**$69,620**	$65,605	$65,700

Income Tax Characterization of Dividends Paid to Common Shareholders

The income tax characterization of dividends paid to common shareholders is based on the calculation of taxable earnings and profits, as defined in the Internal Revenue Code. Taxable earnings and profits differ from taxable income due primarily to differences in the estimated useful lives and methods used to compute depreciation and in the recognition of gain on sale of real estate assets. For income tax purposes, dividends paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Dividends paid per common share were taxable as follows:

	Years Ended December 31,					
	2003		2002		2001	
	$	**%**	$	%	$	%
Ordinary income	**$0.871**	**36.1%**	$0.868	36.0%	$1.587	67.8%
Return of capital	**1.243**	**51.6%**	0.716	29.7%	0.431	18.4%
Capital gains	**0.145**	**6.0%**	0.603	25.0%	0.256	11.0%
Unrecaptured Section 1250 gain	**0.151**	**6.3%**	0.223	9.3%	0.066	2.8%
Total	**$2.410**	**100.0%**	$2.410	100.0%	$2.340	100.0%

16. 1994 SHARE OPTION AND INCENTIVE PLAN AND OTHER SHARE GRANTS

We adopted the 1994 Share Option and Incentive Plan to provide incentives to officers, employees and non-employee trustees. The plan provides for the grant of options to purchase a specified number of common shares and the grant of restricted or unrestricted common shares. The total number of shares reserved for issuance under the plan, as amended, is the greater of 2,953 shares or 9% of the total number of outstanding common shares and units. At December 31, 2003, the number of shares reserved for issuance was 2,982. The number of common shares which may be issued as restricted or unrestricted shares is equal to 50% of the number of shares available for issuance under the plan at such time. See Note 4 for a discussion of stock options issued under the plan.

We have made the following grants of unrestricted shares and restricted shares:

Grant Date	Unrestricted Shares Granted	Restricted Shares Granted	Total	Per Share Grant Value	General Vesting Period for Restricted Shares
02-97	23	46	69	$25.8750	Two equal annual installments, beginning 1-1-98
02-98	13	40	53	26.6875	Three equal annual installments, beginning 1-1-99
04-98	3	9	12	27.0625	Three equal annual installments, beginning 4-1-99
02-99	11	34	45	23.2500	Three equal annual installments, beginning 1-1-00
02-99	5	9	14	23.2500	Two equal annual installments, beginning 1-1-00
04-99	9	19	28	21.9375	Two equal annual installments, beginning 4-1-00
11-99	2	16	18	24.6250	One installment, on 12-1-02
01-00	12	36	48	22.6250	Three equal annual installments, beginning 1-1-01
03-00	6	20	26	21.8750	Three equal annual installments, beginning 1-1-01
03-00	3	5	8	21.8750	Two equal annual installments, beginning 1-1-01
10-00	2	13	15	25.8125	One installment, on 12-1-03
02-01	12	36	48	27.3000	Three equal annual installments, beginning 1-1-02
02-01	1	2	3	27.3000	Two equal annual installments, beginning 1-1-02
10-01	2	13	15	26.9500	One installment, on 12-1-04
02-02	24	47	71	29.7500	Three equal installments, beginning 1-1-03
05-02	1	1	2	30.3000	Three equal installments, beginning 1-1-03
11-02	–	1	1	23.7100	Three equal installments, beginning 1-1-03
11-02	1	12	13	23.7100	One installment, on 12-1-05
03-03	11	36	47	25.4000	Three equal annual installments, beginning 1-1-04
08-03	–	1	1	32.6900	Three equal annual installments, beginning 1-1-04
01-04	23	71	94	33.8600	Three equal annual installments, beginning 1-1-05
Total	164	467	631		

All of the share grants have been made under the plan with the exception of the February 2001, February 2002 and March 2003 grants, which were satisfied with shares acquired by us pursuant to our common equity repurchase program.

The value of the unrestricted shares granted is recorded as long-term compensation expense in the year the related service was provided. Upon issuance of the share grants, (1) the value of the shares issued is recorded to the additional paid-in capital component of shareholders' equity, after relieving the treasury shares component of shareholders' equity for share grants issued out of treasury and (2) the value of the restricted shares is recorded to the deferred long-term compensation component of shareholders' equity. Such deferred compensation is amortized ratably over the term of the vesting period. Long-term compensation expense included in general and administrative expense in the accompanying consolidated statements of operations was $1,655, $1,230 and $1,331 for the years ended December 31, 2003, 2002 and 2001, respectively.

(Amounts in Thousands, Except Property and Per Share Data)

17. QUARTERLY FINANCIAL INFORMATION (Unaudited)

The tables below reflect selected quarterly financial information for the years ended December 31, 2003 and 2002. Certain 2003 and 2002 amounts have been reclassified to conform to the current presentation of discontinued operations.

	Year Ended December 31, 2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$57,265	$57,645	$61,019	$61,392
Original issuance costs associated with redemption of preferred units	–	–	–	1,327
Income from continuing operations	5,320	5,349	6,041	5,368
Operating income from discontinued operations, net of minority interest	697	708	537	247
Gain on disposition of discontinued operations, net of minority interest	4,075	–	10,174	17,449
Net income	10,092	6,057	16,752	23,064
Net income available to common shareholders	9,248	4,385	14,558	20,871
Net income per common share – basic[(a)]	0.38	0.18	0.56	0.73
Net income per common share – diluted[(a)]	0.38	0.18	0.56	0.73

	Year Ended December 31, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$57,487	$55,724	$56,618	$55,998
Gain on sale of previously depreciated operating real estate assets	17,906	–	–	–
Gain on sale of land and development rights	1,339	462	267	32
Unusual items	–	1,687	–	–
Income from continuing operations	25,286	6,207	7,940	5,307
Operating income from discontinued operations, net of minority interest	1,147	1,095	762	826
Gain on disposition of discontinued operations, net of minority interest	1,763	–	–	6,156
Net income	28,196	7,302	8,702	12,289
Original issuance costs associated with redemption of preferred shares	–	–	4,009	–
Net income available to common shareholders	25,753	4,860	3,602	11,446
Net income per common share – basic[(a)]	1.05	0.20	0.15	0.47
Net income per common share – diluted	1.04	0.19	0.15	0.47

(a) The total of the four quarterly amounts for net income per common share does not equal the net income per common share for the year. The difference results from the use of a weighted average to compute the number of common shares outstanding for each quarter and for the year.

Report of Independent Public Auditors

To Gables Residential Trust:

We have audited the accompanying consolidated balance sheets of Gables Residential Trust and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the management of Gables Residential Trust. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Gables Residential Trust and subsidiaries as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 4 and 5 to the consolidated financial statements, in 2002 Gables Residential Trust changed its method of accounting for discontinued operations to conform to the provisions of SFAS No. 144. As discussed in Notes 4 and 12 to the consolidated financial statements, in 2003 Gables Residential Trust changed its method of accounting for early extinguishment of debt to conform to the provisions of SFAS No. 145. Also, as discussed in Notes 2 and 4 to the consolidated financial statements, in 2003 Gables Residential Trust changed its method of accounting for the redemption of preferred shares to conform to the provisions of Emerging Issues Task Force Abstracts, Topic No. D-42.

Deloitte & Touche LLP

Atlanta, Georgia
March 11, 2004

Community	Number of Apartment Homes	December 31, 2003 Physical Occupancy	Market Rent per Home	Market Rent per Square Foot
Atlanta, GA				
Briarcliff Gables	104	98%	$1,036	$0.84
Buckhead Gables	162	94%	757	1.00
Gables Cityscape[a]	182	97%	769	0.93
Gables Metropolitan I (JV)	435	91%	1,217	1.09
Gables Metropolitan II (JV)	274	94%	1,270	1.14
Gables Mill	438	91%	768	0.83
Gables Montclair	183	96%	1,417	0.92
Gables Northcliff	82	93%	1,160	0.74
Gables Paces	80	90%	1,900	1.15
Gables Rock Springs I	188	90%	965	0.86
Gables Rock Springs II[b],[c]	233	–	1,268	1.27
Gables Vinings	315	94%	945	0.88
Gables Walk	310	93%	969	0.82
Gables Wood Arbor	140	95%	632	0.69
Gables Wood Crossing	268	94%	687	0.72
Gables Wood Glen	380	94%	613	0.62
Gables Wood Knoll	312	93%	668	0.67
Lakes at Indian Creek	603	92%	587	0.64
Roswell Gables I	384	93%	824	0.76
Roswell Gables II	284	93%	824	0.70
Spalding Gables	252	96%	835	0.84
Wildwood Gables	546	93%	852	0.75
Total	6,155	93%	$ 886	$0.84
South FL				
Belmar[d]	36	–	$ 936	$0.61
Cotton Bay	444	96%	787	0.80
Gables Boca Place	180	91%	1,071	1.10
Gables Boynton Beach I	252	97%	957	0.80
Gables Boynton Beach II	296	95%	953	0.79
Gables Floresta[b]	311	–	1,342	1.01
Gables Kings Colony	480	96%	905	1.00
Gables Mizner on the Green	246	96%	1,556	1.23
Gables Montecito[b]	450	–	–	–
Gables Palma Vista	189	93%	1,631	1.13
Gables San Michele I	249	92%	1,517	1.08
Gables San Michele II	343	94%	1,508	1.09
Gables San Remo	180	93%	1,297	0.95
Gables Town Colony	172	96%	1,006	1.17
Gables Town Place	312	96%	873	1.05
Gables Wellington	222	94%	1,078	0.93
Hampton Lakes	300	92%	853	0.81
Hampton Place	368	94%	799	0.83
Mahogany Bay	328	96%	838	0.83
Vinings at Hampton Village	168	98%	870	0.72
Total	5,526	95%	$1,069	$0.95
Houston, TX				
Gables Augusta[b]	312	–	$ –	$ –
Gables Austin Colony	237	93%	925	0.95
Gables Cityscape	252	94%	913	1.07
Gables CityWalk/Waterford Square	317	94%	874	1.08
Gables Edgewater	292	96%	851	0.97
Gables Lions Head	277	95%	769	0.91
Gables Metropolitan Uptown	318	90%	997	1.09
Gables of First Colony	324	92%	987	0.99
Gables Piney Point	246	96%	849	0.92
Gables Pin Oak Green	581	93%	1,214	1.19
Gables Pin Oak Park	474	93%	1,214	1.19
Gables Rivercrest I	140	94%	780	0.93
Gables Rivercrest II	140	97%	767	0.91
Gables Windmill Landing	259	95%	688	0.79
Gables White Oak (JV)	186	94%	967	1.11
Total	4,355	94%	$ 962	$1.04

Community	Number of Apartment Homes	December 31, 2003 Physical Occupancy	Market Rent per Home	Market Rent per Square Foot
Austin, TX				
Gables at the Terrace	308	96%	$1,009	$1.06
Gables Barton Creek	160	95%	1,312	1.13
Gables Bluffstone	256	91%	949	0.96
Gables Central Park	273	95%	1,369	1.45
Gables Grandview[(b)]	458	–	1,465	1.39
Gables Great Hills	276	93%	779	0.94
Gables Park Mesa	148	93%	1,116	1.02
Gables Town Lake	256	96%	1,296	1.39
Gables West Avenue	239	94%	1,371	1.60
Total	2,374	94%	$1,200	$1.24
Dallas, TX				
Gables Ellis Street	245	94%	$1,581	$1.32
Gables Knoxbridge	334	94%	1,054	1.24
Gables Mirabella	126	90%	1,119	1.23
Gables Pearl Street	108	93%	1,251	1.15
Gables Spring Park	188	94%	938	0.89
Gables State Thomas Ravello[(b)]	290	–	1,584	1.39
Gables State Thomas Townhomes	177	92%	1,760	1.18
Gables Turtle Creek Cityplace	232	96%	1,350	1.28
Gables Turtle Creek Dominion	150	96%	1,166	1.16
Gables Valley Ranch	319	96%	877	0.86
Total	2,169	94%	$1,259	$1.17
Memphis, TN				
Arbors of Harbortown (JV)	345	97%	$ 901	$0.91
Gables Cordova	464	91%	701	0.75
Gables Stonebridge (JV)	500	93%	704	0.80
Total	1,309	93%	$ 755	$0.81
Orlando, FL				
Gables Celebration	231	92%	$1,079	$0.93
Gables Chatham Square[(e)]	448	100%	–	–
Gables North Village	315	90%	1,122	0.84
The Commons at Little Lake Bryan[(e)]	280	100%	–	–
Total	1,274	96%	$1,104	$0.88
Nashville, TN				
Brentwood Gables (JV)	254	93%	$ 953	$0.84
Gables Hendersonville (JV)	364	92%	688	0.73
Gables Hickory Hollow I	276	88%	660	0.74
Gables Hickory Hollow II	272	87%	653	0.68
Total	1,166	90%	$ 731	$0.75
Tampa, FL				
Gables Beach Park[(b)]	166	–	$1,607	$1.28
Gables West Park Village I (JV)	320	85%	1,182	0.94
Gables West Park Village II (JV)[(c)]	297	–	1,171	0.98
Gables West Park Village III (JV)[(b)]	76	–	–	–
Total	859	85%	$1,268	$1.03
Washington, D.C.				
Gables Dupont Circle	82	99%	$2,665	$2.74
Gables Woodley Park[(f)]	211	–	2,222	2.58
Total	293	99%	$2,346	$2.62
Portfolio Total	25,480	94%	$1,023	$0.98

(a) Represents a community that is not fully operational; therefore, occupancy is based on apartment homes available for lease.

(b) Represents a community under development or lease-up.

(c) Represents the reconstruction of 100 apartment homes previously owned and operated by us into 233 apartment homes.

(d) Represents a community that we acquired in December 2003 for renovation. This community was 72% occupied at December 31, 2003, and is adjacent to a land parcel that we acquired in January 2004 for the future development of an estimated 261 apartment homes.

(e) Represents a community leased to a single user group pursuant to a triple net master lease. Accordingly, market rent data is not reflected as it is not comparable to the rest of our portfolio.

(f) Represents a community in lease-up that we acquired in July 2003. This community was 87% occupied at December 31, 2003.

Headquarter Offices
Gables Residential Trust, 777 Yamato Road
Suite 510, Boca Raton, Florida 33431
(561) 997-9700
Visit Gables Residential at our Web site:
www.gables.com
We can be reached at our e-mail address:
corporate@gables.com

Independent Auditors
Deloitte & Touche LLP
Atlanta, Georgia

Corporate Counsel
Goodwin Procter LLP
Boston, Massachusetts

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 730-6001
www.equiserve.com

Stock Exchange Listing
New York Stock Exchange

Trading Symbol
GBP

Annual Meeting
The 2004 annual meeting of shareholders will be held at 9:00 a.m. local time, on May 21st at The Vinings Club, located in the office building of Gables' Atlanta corporate offices at 2859 Paces Ferry Road, Atlanta, Georgia 30339.

Form 10-K
A copy of Gables' Form 10-K for the year ended December 31, 2003, including financial statement schedules, as filed with the Securities and Exchange Commission, can be accessed at our Web site, www.gables.com, or will be furnished without charge to shareholders upon written request to the Director of Investor Relations, Gables Residential Trust, 2859 Paces Ferry Road, Suite 1450, Atlanta, Georgia 30339.

Common Share Prices and Dividends Paid

The following table sets forth the high and low sales prices of Gables' common shares for the periods indicated, as reported by the New York Stock Exchange, and the quarterly dividends per share. The dividends for the quarter ended December 31, 2002 and each of the four quarters in 2003 were declared and paid monthly at a rate equal to one-third of the $0.6025 quarterly rate per share.

Quarter Ended	**High**	**Low**	**Dividend Declared**	Quarter Ended	High	Low	Dividend Declared
March 31, 2003	**$27.41**	**$24.02**	**$0.6025**	March 31, 2002	$31.63	$28.00	$0.6025
June 30, 2003	**31.31**	**26.46**	**0.6025**	June 30, 2002	32.90	29.45	0.6025
September 30, 2003	**32.98**	**30.00**	**0.6025**	September 30, 2002	31.93	23.50	0.6025
December 31, 2003	**35.02**	**31.16**	**0.6025**	December 31, 2002	26.90	21.25	0.6025

On March 19, 2004, the last reported sale price of the common shares on the NYSE was $36.00 per share.

As of March 19, 2004, there were approximately 570 shareholders of record. This number excludes individuals holding stock under nominee security position listings. Gables had 29,215,634 common shares outstanding as of March 19, 2004.

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